Form 10-K405, Exhibit 13
period 1999-02-28
PIER 1 IMPORTS INC/DE
filed 1999-05-24
CIK 278130

Pier 1 Imports, Inc.
                              FINANCIAL SUMMARY
                  ($ in millions except per share amounts)

                                                    Year Ended
                                      --------------------------------------
                                        1999      1998   1997   1996   1995
                                      --------  -------  -----  -----  -----
Summary of operations:
  Net sales                           $1,138.6  1,075.4  947.1  810.7  712.0
  Gross profit                          $500.4    461.5  384.5  325.5  277.6
  Selling, general and
    administrative expenses             $334.6    315.8  274.5  235.6  206.0
  Depreciation and
    amortization                         $31.1     23.9   19.8   17.2   16.0
  Operating income                      $134.7    121.7   90.2   72.7   55.6
  Nonoperating (income) and
    expense, net(1)                       $5.0     (2.3)   9.9   44.3   22.3
  Income before income taxes
    and extraordinary charges           $129.6    124.0   80.3   28.4   33.2
  Income before extraordinary
    charges                             $ 80.4     78.0   48.2   10.0   22.1
  Extraordinary charges from
    early retirement of debt,
    net of income tax benefit           $   --       --    4.1     --     --
  Net income                            $ 80.4     78.0   44.1   10.0   22.1
Per share data (adjusted for
  stock splits and dividends):
  Basic earnings before
    extraordinary charges               $  .82      .77    .50    .11    .25
  Basic earnings                        $  .82      .77    .46    .11    .25
  Diluted earnings before
    extraordinary charges               $  .77      .72    .47    .11    .25
  Diluted earnings                      $  .77      .72    .44    .11    .25
  Cash dividends declared               $  .12      .09    .07    .06    .05
  Shareholders' equity                  $ 4.12     3.89   3.34   2.57   2.51
Other financial data:
  Working capital                       $252.1    280.8  215.3  246.8  265.0
  Current ratio                            2.9      3.3    3.0    3.5    4.1
  Total assets                          $654.0    653.4  570.3  531.1  485.9
  Long-term debt                        $ 96.0    114.9  114.5  180.1  154.4
  Shareholders' equity                  $403.9    392.7  323.0  227.9  222.4
  Weighted average shares out-
    standing(millions)                    98.1    101.1   96.8   88.5   88.6
  Effective tax rate(2)                  38.0%     37.1   40.0   64.7   33.6
  Return on average share-
    holders' equity                      20.2%     21.8   16.0    4.5   10.4
  Return on average total assets         12.3%     12.8    8.0    2.0    4.6
  Pre-tax return on sales(3)             11.4%     11.5    8.5    3.5    4.7

---------------------
(1) Nonoperating (income) and expense, net, is comprised of interest expense and interest and investment income in each fiscal year presented, and in addition, includes net losses or recoveries associated with trading activities in fiscal years 1998, 1996 and 1995, the provision for Sunbelt Nursery Group, Inc. defaults in fiscal year 1996 and the write-down of General Host Corporation securities in fiscal year 1995.
(2) No income tax expense was provided on the net recoveries associated with trading activities, which resulted in a lower effective tax rate in fiscal year 1998. Additionally, the Company had not recorded any income tax benefit on the fiscal years 1996 and 1995 net losses associated with trading activities, which resulted in higher effective tax rates in those years.
(3) Calculated before fiscal year 1997 extraordinary charges from the early retirement of debt, net of income tax benefit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Pier 1 Imports, Inc. (the "Company") is North America's largest specialty retailer of imported decorative home furnishings, gifts and related items, with over 800 stores in 47 states, Puerto Rico, Canada, the United Kingdom, Mexico and Japan as of fiscal 1999 year-end. The Company directly imports merchandise from over 60 countries around the world and designs proprietary offerings. The Company reported record sales of $1,138.6 million for fiscal 1999 and net income of $80.4 million, or $.77 per diluted share. On July 29, 1998, the Company distributed a three for two stock split, effected in the form of a stock dividend, to shareholders of record on July 15, 1998. All prior year earnings per share amounts have been adjusted to reflect the impact of the stock split.

FISCAL YEARS ENDED FEBRUARY 27, 1999 AND FEBRUARY 28, 1998

     Net sales in fiscal 1999 increased $63.2 million to $1,138.6 million, representing a 6% increase over net sales of $1,075.4 million in fiscal 1998. This increase is due to a slight improvement in same-store sales and an increase in the number of North American stores. Compared to the previous fiscal year, same-store sales grew 3% in fiscal 1999. This growth is in addition to same-store sales increases of 16% in fiscal 1998 and 13% in fiscal 1997. The overall slow down in sales growth is primarily due to increased competition with other retailers in certain merchandise categories. However, the Company experienced sales increases in fiscal 1999 over fiscal 1998 of 11% in furniture, 8% in decorative accessories and 9% in bed and bath.

     Throughout the fiscal year, the Company continued its store remodeling and remerchandising programs. In fiscal 1999, these programs provided approximately 200 new and existing stores with an updated store layout and design. The new floor plans and fixture designs assist in the presentation of a wider merchandise selection. Additionally, the Company opened 63 new stores and closed 30 stores in North America during fiscal 1999. The North American store count was 751 at the end of the 1999 fiscal year compared to 718 at the end of the 1998 fiscal year. Stores worldwide, including North America, Puerto Rico, the United Kingdom, Mexico and Japan, totaled 805 at the end of the 1999 fiscal year.

     Sales on the Company's proprietary credit card totaled $276.2 million in fiscal 1999. This represents an increase of $18.7 million, or 7%, over proprietary credit card sales of $257.5 million for the prior fiscal year. Proprietary credit card sales accounted for 26% of total U.S. store sales in fiscal 1999, unchanged from a year earlier. Proprietary credit card customers spent an average of $134 per transaction in fiscal 1999 compared to $129 per transaction in fiscal 1998. The number of active cardholder accounts was approximately 1,085,000 at the end of fiscal 1999. The Company continues to encourage sales on the proprietary credit card through targeted marketing promotions.

     Gross profit, after related buying and store occupancy costs, expressed as a percentage of sales, increased 1.1% to 44.0% in fiscal 1999 from 42.9% in fiscal 1998. Merchandise margins, as a percentage of sales, improved 1.3% to 56.2% in fiscal 1999 from 54.9% in fiscal 1998. The improvement in merchandise margins is principally due to increases in the initial markup of merchandise sold. In addition, margins increased because of a decline in lower margin international sales coupled with larger duty refunds and improved freight rates. Partially offsetting this improvement was an increase in clearance and promotional markdowns that were used to facilitate sales of certain seasonal merchandise in the first half of fiscal 1999.
Store occupancy costs, as a percentage of sales, increased to 12.2% during fiscal 1999 from 12.0% in fiscal 1998. This increase is largely the result of additional store rental expense due to the sale-leaseback of 25 store properties previously owned by the Company. These sale-leaseback transactions also resulted in a reduction of depreciation expense.

     Expressed as a percentage of sales, selling, general and administrative expenses, including marketing, remained constant at 29.4% for fiscal 1999, when compared to a year earlier. In total dollars, selling, general and administrative expenses for fiscal 1999 increased $18.8 million over the prior fiscal period. Expenses that normally increase proportionately with sales and number of newly opened stores, such as store compensation, store equipment rental, supplies and marketing expenses, increased $19.7 million. These variable expenses increased 0.6% as a percentage of sales for fiscal 1999 compared to fiscal 1998. The increase resulted primarily from higher marketing expenditures related to the Company's expanded network television advertising campaign and the introduction of seasonal direct mail advertising pieces. Variable expenses also rose as a result of continued enhancements to store systems and communications. Partially offsetting the increase in variable expenses was a $0.9 million decrease in other selling, general and administrative expenses. This decrease largely resulted from a $1.8 million settlement of a receivable previously deemed uncollectible.

     Depreciation and amortization expense increased $7.2 million to $31.1 million for fiscal 1999 compared to $23.9 million for fiscal 1998. This increase was primarily attributable to the replacement of leased store point of sale equipment with purchased equipment. Partially offsetting this increase was a reduction of depreciation expense on the 25 store properties which the Company sold and leased back in the second quarter of fiscal 1999.

     Operating income improved $13.0 million to $134.7 million in fiscal 1999 from $121.7 million in the prior year, primarily due to revenue growth, improved gross profit rates and effective expense control.

     Interest and investment income increased $1.0 million in fiscal 1999 compared to fiscal 1998 as a result of increased interest income earned on higher average cash balances and short-term investments. Interest expense decreased $0.8 million during fiscal 1999 compared to fiscal 1998. The decrease was primarily attributable to the repurchase of $18.3 million of the Company's outstanding 5 3/4% convertible subordinated notes in the third quarter of fiscal 1999.

     In late December 1995, the Company was made aware of losses totaling $19.3 million resulting from trading activities in a discretionary account. During fiscal 1998, the Company recovered $11.0 million of the previously reported losses associated with these trading activities. Of this amount, the Company considered $1.9 million as a reimbursement of fiscal 1998 legal fees, resulting in a net recovery of losses associated with trading activities of $9.1 million for fiscal 1998. The Company did not record any income tax benefit on the previously reported losses associated with trading activities and, accordingly, no income tax expense was provided on the net recovery of losses associated with trading activities. See Note 12 of the Notes to Consolidated Financial Statements.

     The Company's effective income tax rate for fiscal 1999 was 38% compared to 40% recorded for fiscal 1998, exclusive of the net recovery of losses associated with trading activities. The decline in the estimated effective income tax rate was due primarily to reduced state income taxes. The effective rate for fiscal 2000 is expected to decline slightly.

     Net income for fiscal 1999 was $80.4 million, or $.77 per share on a diluted basis, compared to net income for fiscal 1998 of $78.0 million, or $.72 per share on a diluted basis. Fiscal 1998 net income before special credits was $68.9 million, or $.64 per share on a diluted basis. The special credits in fiscal 1998 represent the previously described net recovery of losses associated with trading activities.

FISCAL YEARS ENDED FEBRUARY 28, 1998 AND MARCH 1, 1997

     During fiscal 1998, the Company recorded net sales of $1,075.4 million, an increase of $128.3 million, or 14%, over net sales of $947.1 million for the prior fiscal year. This growth was primarily fueled by the improvement in same-store sales, which increased 16% compared to fiscal 1997, after excluding apparel sales for both fiscal years. Increases in same-store sales were primarily a result of the continued success of the national television advertising campaign and the store remodel and remerchandising programs. These programs improved the layout and design of approximately 250 new and existing stores during fiscal 1998. Additionally, the Company initiated a new customer service program during the latter half of fiscal 1998 to enhance previously established customer service programs. The Company's remodel and remerchandising of stores focused not only on improving floor plan and fixture design, but also on improving the merchandise mix, especially in the areas of furniture, decorative accessories and bed and bath. As a result of the improved merchandise mix, hard goods sales increased 18% in fiscal 1998 compared to fiscal 1997. At the end of fiscal 1997, the Company discontinued its apparel lines in all stores; apparel represented 5.0% of total merchandise sales in fiscal 1997. The Company opened 54 new North American stores and closed 23 stores during fiscal 1998. The North American store count was 718 at the end of the 1998 fiscal year compared to 687 at the end of the 1997 fiscal year. Stores worldwide, including North America, Puerto Rico, the United Kingdom, Mexico and Japan, totaled 763 at the end of the 1998 fiscal year.

     Sales on the Company's proprietary credit card were $257.5 million, or 26% of total U.S. store sales, during the 1998 fiscal year. This was an increase of $31.3 million, or 14% over proprietary credit card sales of $226.2 million in the prior fiscal year. Proprietary credit card customers spent an average of $129 per transaction in fiscal 1998 compared to $125 per transaction in fiscal 1997. The Company continued to encourage sales on the proprietary credit card through targeted marketing promotions.

     Gross profit, after related buying and store occupancy costs, expressed as a percentage of sales, increased 2.3% to 42.9% in fiscal 1998 from 40.6% in fiscal 1997. Merchandise margins improved to 54.9% in fiscal 1998 from 53.8% in fiscal 1997. The margin growth was principally the result of a decrease in clearance and promotional markdowns on soft goods merchandise during fiscal 1998 compared to fiscal 1997 due to the Company's discontinued sales of soft goods. In addition, merchandise margins on hard goods improved over the prior fiscal year, primarily as a result of favorable freight rates and product mix. Partially offsetting this increase in merchandise margins was the approximate $2.2 million in duty refunds paid to the Company during fiscal 1997 as a result of retroactive legislation passed in August 1996, compared to the approximate $0.5 million in duty refunds recorded during fiscal 1998. Store occupancy costs, as a percentage of sales, decreased to 12.0% during fiscal 1998 from 13.2% in fiscal 1997. This improvement was primarily due to leveraging relatively fixed rental rates on store leases over a greater sales base, and the Company's purchase, in the fourth quarter of fiscal 1997, of 37 stores previously leased to the Company, which eliminated base rent for those stores.

     Selling, general and administrative expenses, including marketing, were 29.4% of sales in fiscal 1998 compared to 29.0% of sales in fiscal 1997. In total dollars, selling, general and administrative expenses increased $41.3 million in fiscal 1998 over fiscal 1997. This increase included $26.7 million of expenses that normally grow proportionately with sales and number of newly opened stores, such as store salaries and bonuses, store equipment rental, supplies and marketing expenses. These variable expenses increased 0.2% as a percentage of sales for fiscal 1998 compared to fiscal 1997, primarily due to additional store salaries incurred to assist in store remodels and increased expenditures to enhance store systems and data communications. Administrative salaries and bonuses, which remained relatively flat as a percentage of sales, increased $6.2 million for fiscal 1998. Travel and relocation expenses increased $1.9 million and net proprietary credit card costs increased $1.2 million. All other selling, general and administrative expenses increased a total of $5.3 million.

     In fiscal 1998, operating income improved to $121.7 million, or 11.3% of sales, from $90.2 million, or 9.5% of sales, in the prior year.

     Interest and investment income decreased $0.8 million in fiscal 1998 compared to fiscal 1997. This decrease was primarily due to $1.6 million in investment income recognized on an investment in a limited partnership during the first quarter of fiscal 1997, which was liquidated in fiscal 1997. Excluding the income from the limited partnership investment, the Company received higher interest income in fiscal 1998 over fiscal 1997 due to higher average cash balances and short-term investments.

     Interest expense decreased $3.9 million during fiscal 1998 compared to fiscal 1997. The decrease was primarily a result of the net reduction of debt during the latter half of fiscal 1997, as discussed below.

     The Company's effective income tax rate for fiscal 1998, exclusive of the previously described net recovery of losses associated with trading activities, was 40%, unchanged from the 40% recorded for fiscal 1997.

     During fiscal 1997, the Company utilized the net proceeds from a public offering of the 5 3/4% convertible subordinated notes due 2003 to retire $17.5 million of 11 1/2% subordinated debentures due 2003 and $25 million of 11% senior notes due 2001. In addition, the Company induced the exchange of its $12.5 million of 8 1/2% exchangeable debentures. The Company recorded after-tax extraordinary charges of $4.1 million during fiscal 1997 for costs related to the early retirement of debt. The pre-tax extraordinary charges were $6.9 million.

     Fiscal 1998 net income totaled $78.0 million, or $.72 per share on a diluted basis, compared to fiscal 1997 net income of $44.1 million, or $.44 per share on a diluted basis. Fiscal 1998 net income before the net recovery of losses associated with trading activities totaled $68.9 million, or $.64 per share on a diluted basis, compared to net income before extraordinary charges and related income tax benefit in fiscal 1997 of $48.2 million, or $.47 per share on a diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, including temporary investments, decreased $38.8 million to $41.9 million at fiscal 1999 year-end from $80.7 million a year earlier. Cash flow from operating activities produced $95.7 million during fiscal 1999 compared to $106.9 million in fiscal 1998, a decrease of $11.2 million. Uses of cash during fiscal 1999 included $78.1 million of capital expenditures, $65.8 million of open market purchases of the Company's outstanding stock, $18.3 million of repurchases of the Company's outstanding 5 3/4% convertible subordinated notes, $11.5 million of cash dividend payments, $4.2 million of franchise stores acquisitions and $2.0 million of repayments of other long-term debt. These cash expenditures were partially offset by proceeds from the disposition of properties of $36.4 million, decreased beneficial interest in securitized receivables of $3.1 million and other investing and financing activities totaling $5.9 million.

     During fiscal 1999, the Company made capital expenditures of $11.8 million to open 63 new Pier 1 Imports stores in North America. The Company remodeled 41 stores in fiscal 1999 at a cost of $11.1 million. In fiscal 2000, the Company plans to remodel approximately 20 existing stores for an estimated $6.9 million. The Company's new store development plan for fiscal 2000 provides for the opening of approximately 60 U.S. stores, primarily in single-store markets, which requires capital expenditures of approximately $18.2 million. Operating leases are expected to provide financing for new store land and building costs. The Company estimates inventory and fixtures for the fiscal 2000 development plan will cost approximately $25.7 million and are expected to be funded by operations, working capital and bank lines of credit. The Company expects to close approximately 25 stores in fiscal 2000.

     Other capital expenditures for fiscal 1999 primarily consisted of $19.0 million of enhanced point of sale and communication systems for North American stores, a $6.6 million expansion of the Chicago distribution center and $4.2 million of franchise store acquisitions.

     Prior to June 1998, the Company leased 21 store properties from an unaffiliated third party under operating leases expiring June 1998. Prior to the lease expiration date, the lessor sold 14 of the store properties to another unaffiliated third party and seven of the store properties to the Company. The Company paid $6.7 million for the seven stores acquired. Additionally, the Company sold 25 company-owned stores for $31.0 million and entered into leases on these properties with unaffiliated third parties. The Company deferred gains of $1.3 million on the sale-leaseback transactions, and these deferred gains are being amortized over the lives of the leases. The Company's minimum future operating lease commitments expected for fiscal 2000 total $117.9 million, and the present value of total existing operating lease commitments is $465.3 million. The Company expects to fund these commitments from operating cash flow.

     The Company's current sources of working capital are cash flow from operations, sales of proprietary credit card receivables and bank lines of credit. The bank facilities consist of a five-year $125 million credit facility, all of which was available at the end of fiscal 1999, other short-term (12-month) bank facilities used principally for the issuance of letters of credit totaling $146.2 million, of which $101.0 was available at fiscal 1999 year-end, and other long-term bank facilities of $32.8 million, of which $4.0 million was available at fiscal 1999 year-end. The new credit facility replaces the previous three-year $65 million competitive advance and revolving credit facility and contains improved terms and similar restrictive covenants. Most of the Company's loan and lease guarantee agreements require the Company to maintain certain financial ratios and limit certain investments and distributions to shareholders, including cash dividends and purchases of treasury stock. The Company's current ratio was 2.9 to 1 at fiscal 1999 year-end compared to 3.3 to 1 at fiscal 1998 year-end.

     During fiscal 1999, the Company settled some of its lease guarantee obligations on prior nursery stores of Wolfe Nursery, Inc., a subsidiary of Sunbelt Nursery Group, Inc. In April 1998, Sunbelt Nursery Group and its subsidiaries initiated bankruptcy proceedings, and Wolfe Nursery rejected all of the leases guaranteed by the Company. As a result, the Company settled several of the nursery store lease guarantees within the previously established accrued amounts. The Company believes it has accrued sufficient amounts to cover its financial obligations under the remaining store lease guarantees. The Company expects any cash payments to satisfy the remaining guarantees will be funded through working capital.

     In April 1998, the Board of Directors approved the Company's purchase of up to 4.5 million (split-adjusted equivalent) shares of its outstanding common stock. Upon the completion of these purchases in September 1998, the Board of Directors approved the Company's purchase of up to an additional five million shares. During fiscal 1999, the Company repurchased 4,739,200 (split-adjusted equivalent) shares of its common stock in open market transactions for $65.8 million at an average split-adjusted price of $13.88 per share. In addition, the Company acquired approximately 194,000 (split-adjusted equivalent) shares of common stock as payment for the exercise of employee stock options. All future purchases of common stock will be made through open market or private transactions from time to time depending on prevailing market conditions, the Company's available cash and the Company's consideration of any loan covenant restrictions and its corporate credit ratings.

     During fiscal 1999, the Company paid cash dividends totaling $.12 per share and distributed a three for two stock split, effected in the form of a stock dividend. Subsequently, the Company has declared a cash dividend of $.03 per share payable on May 19, 1999 to shareholders of record on May 5, 1999. The Company currently expects to continue to pay cash dividends in fiscal 2000 but to retain most of its future earnings for expansion of the Company's business.

     The Company's inventory purchases are made almost entirely in U.S. dollars. When purchase commitments are denominated in foreign currencies, the Company may enter into forward exchange contracts when they are available in order to manage its exposure to foreign currency exchange fluctuations.

     Management believes the funds provided from operations, coupled with the Company's cash position, available lines of credit and sales of its credit card accounts to the Pier 1 Imports Credit Card Master Trust, are sufficient to meet its foreseeable cash requirements.

MARKET RISK DISCLOSURES

     Market risks relating to the Company's operations result primarily from changes in foreign exchange rates and interest rates. The Company has only limited involvement with derivative financial instruments, and does not use them for trading purposes and is not a party to any leveraged derivatives.

     The Company periodically enters into foreign exchange forward contracts to hedge some of its foreign currency exposure. The Company uses such contracts to hedge exposures to changes in foreign currency exchange rates, primarily Italian Lira, associated with purchases denominated in foreign currency. Gains and losses on these contracts are deferred and recognized as an adjustment of the transaction price when it occurs. Forward contracts generally have maturities not exceeding six months. At February 27, 1999, the notional amount of the Company's foreign currency derivative instruments totaled $5.2 million with a negligible fair market value.

     The Company manages its exposures to changes in interest rates by optimizing the use of variable and fixed rate debt. The Company had approximately $28.2 million of variable rate borrowings at February 27, 1999. A hypothetical 10% adverse change would have a negligible impact on the Company's earnings and cash flows.

     Collectively, the Company's exposure to these market risk factors was not significant and had not materially changed from February 28, 1998.

IMPACT OF YEAR 2000 ISSUE

     The Company has a comprehensive plan to address the risks associated with the Year 2000 issue, which arises when computers or embedded computer chips are unable to distinguish the proper century associated with a two-digit year in a date. The Company's Year 2000 project has been divided into five phases: 1) awareness, 2) assessment, 3) renovation, 4) validation and
5) implementation. The awareness phase is complete and all remaining phases are underway, as discussed below.

Assessment
----------

     The Company has completed its assessment of all internal technology, which includes hardware and software components. The Company has thus far identified no significant risks associated with embedded chips in non-computer equipment for which it is responsible. Equipment in the Company's six distribution centers is still being assessed, particularly safety equipment such as locks and alarms. Assessment of the compliance status of the Company's high and medium risk vendors and service providers is in progress and will continue throughout the project. Satisfactory responses have been received from over 70% of such vendors and providers.

Renovation
----------

     Remediation or replacement of the Company's mission critical software applications is over 90% complete, and all but one of these applications is running in production. Remediation of hardware, operating systems, utility programs, database programs, etc., is essentially complete except for upgrades of personal computers, which are expected to be completed by May 1999, for headquarters computers and by August 1999, for all others.

Validation and Implementation
-----------------------------

     The Company's usual practice has been to put remediated or certified-compliant versions of its software applications into production, then conduct future-date testing in a special technology environment that has been set up for that purpose. For mission critical applications, the Company is conducting testing for all future dates deemed to be at risk even if the application is certified by the vendor to be Year 2000 compliant. Testing of some applications is complete; all such testing is expected to be complete by September 1999, and the remainder of the year may be used to conduct integrated "end to end" testing of applications working together or to re-test certain interfaces among applications.

     Testing of certain processes involving technology owned by third parties will be conducted during the second and third quarters of fiscal 2000.

Contingency Plans
-----------------

     The Company is developing contingency plans to address possible failures that would impede the normal flow of its business processes. These plans address the Company's internal technology, vendors and service providers. Although the Company's risk is mitigated somewhat by the broad geographic dispersion of its physical facilities and vendors and by the large number of alternative sources of supply for its merchandise categories, the Company has had difficulty obtaining information concerning compliance in some foreign countries. Material adverse consequences could occur as a result of Year 2000 failures beyond the Company's control, such as:

     * widespread or long-term failures of telecommunications, electric or water services,

     * failure of the Company's credit card processors to provide services,

     * inability of ports and customs authorities to process imports and exports, or

     * failure of domestic and ocean transportation services.

The Company does not believe any of these events to be reasonably likely to occur, but occurrences in varying degrees could result in interruption of store and distribution operations, delays in delivery of goods and reductions in cash inflows and revenues. The Company continues to develop contingency plans to address sporadic or short-term interruptions in services, particularly in locations of greatest exposure, such as headquarters, centralized data processing facilities and distribution centers.

     As part of its contingency plans, the Company is addressing mission critical systems of the business. The contingency plans are being designed to mitigate serious disruptions to the business beyond December 31, 1999 and will focus on the operation of the Company's business independent of third-party service providers' Year 2000 compliance. The contingency plan currently provides for maintaining increased inventory to meet customer needs, identifying and securing alternate sources of critical services, materials and utilities when possible and establishing crisis teams to address unexpected problems. The Company expects to finalize the contingency plans by the end of the third quarter of fiscal 2000.

Costs
-----

     The Company intends to continue to rely primarily on internal resources for renovation and validation of its computer systems, with support from consultants and contractors. Costs incurred since 1995 for Year 2000 assessment and remediation have totaled approximately $3.0 million. The Company also accelerated approximately $10.0 million in planned capital purchases as a result of Year 2000 issues. Remaining remediation costs are not expected to exceed $4.0 million over the next fiscal year, approximately 30% to 40% of which represents ongoing budgeted salaries to be paid to existing employees. Significant utilization of outside resources beyond what is included in the Company's project plan, although not expected, could cause remediation costs to increase above these estimates. The Company's plan provides for internal compliance and completed testing of all significant systems by the third quarter of fiscal 2000.

     The Company expects to fund all expenditures related to its Year 2000 readiness initiatives through cash flow from operations. These expenditures are not expected to have an adverse effect on other operating or investment plans.

IMPACT OF INFLATION AND CHANGING PRICES

     Inflation has not had a significant impact on the operations of the Company during the preceding three years.

IMPACT OF NEW ACCOUNTING STANDARDS

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use." The Statement of Position is effective for the Company beginning in fiscal 2000. After the date of adoption, the Statement of Position will require the capitalization of certain costs to develop or obtain software for internal use that the Company currently expenses as incurred and will require expensing certain costs that the Company now capitalizes. The Company does not anticipate the adoption of this Statement of Position will have a material impact to the Company's consolidated financial statements.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting guidelines for derivatives and requires an establishment to record all derivatives as assets or liabilities on the balance sheet at fair value. Additionally, this statement establishes accounting treatment for three types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments; hedges of the variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. Any derivative that qualifies as a hedge, depending upon the nature of that hedge, will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. This statement is effective for the Company beginning in fiscal 2001. The Company is analyzing the implementation requirements and does not anticipate that the adoption of this statement will have a material impact on the Company's consolidated financial statements.

                            Pier 1 Imports, Inc.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                   (in thousands except per share amounts)

                                                     Year Ended
                                        ---------------------------------
                                           1999          1998      1997
                                        ----------   ----------  --------
Net sales                               $1,138,590   $1,075,405  $947,091

Operating costs and expenses:
  Cost of sales (including buying and
    store occupancy)                       638,173      613,937   562,629
  Selling, general and administrative
    expenses                               334,629      315,788   274,477
  Depreciation and amortization             31,130       23,946    19,765
                                        ----------   ----------  --------
                                         1,003,932      953,671   856,871
                                        ----------   ----------  --------

      Operating income                     134,658      121,734    90,220

Nonoperating (income) and expenses:
  Interest and investment income            (2,868)      (1,880)   (2,713)
  Interest expense                           7,916        8,704    12,595
  Recovery of losses associated with
    trading activities                          --       (9,101)       --
                                        ----------   ----------  --------
                                             5,048       (2,277)    9,882
                                        ----------   ----------  --------
      Income before income taxes and
        extraordinary charges              129,610      124,011    80,338

Provision for income taxes                  49,253       45,964    32,129
                                        ----------   ----------  --------

      Income before extraordinary
        charges                             80,357       78,047    48,209

Extraordinary charges from early
  retirement of debt, net of income
  tax benefit of $2,747                         --           --     4,122
                                        ----------   ----------  --------

Net income                              $   80,357   $   78,047  $ 44,087
                                        ==========   ==========  ========

Basic earnings per share:
  Before extraordinary charges                $.82         $.77      $.50
  Extraordinary charges, net of income
    tax benefit                                 --           --      (.04)
                                              ----         ----      ----
  Net income                                  $.82         $.77      $.46
                                              ====        =====      ====

Diluted earnings per share:
  Before extraordinary charges                $.77         $.72      $.47
  Extraordinary charges, net of income
    tax benefit                                 --           --      (.03)
                                              ----         ----      ----
  Net income                                  $.77         $.72      $.44
                                             =====        =====      ====

The accompanying notes are an integral part of these financial statements.

                            Pier 1 Imports, Inc.
                         CONSOLIDATED BALANCE SHEETS
                      (in thousands except share data)

                                                         1999      1998
                                                       --------  --------
ASSETS

Current assets:
  Cash, including temporary investments of $32,434
    and $67,972, respectively                          $ 41,945  $ 80,729
  Accounts receivable, net of allowance for doubtful
    accounts of $230 and $142, respectively               9,060    12,638
  Inventories                                           258,773   234,180
  Prepaid expenses and other current assets              72,165    74,834
                                                       --------  --------
      Total current assets                              381,943   402,381

Properties, net                                         226,262   216,330
Other assets                                             45,786    34,699
                                                       --------  --------
                                                       $653,991  $653,410
                                                       ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable and current portion of long-term debt  $    350  $  1,994
  Accounts payable and accrued liabilities              129,482   119,596
                                                       --------  --------
      Total current liabilities                         129,832   121,590

Long-term debt                                           96,008   114,881
Other non-current liabilities                            24,257    24,208

Shareholders' equity:
  Common stock, $1.00 par, 500,000,000 shares
    authorized, 100,779,000 and 67,903,000 issued,
    respectively                                        100,779    67,903
  Paid-in capital                                       159,631   166,824
  Retained earnings                                     201,457   165,345
  Cumulative other comprehensive income                  (1,850)   (1,108)
  Less--3,107,000 and 176,000 common shares in
    treasury, at cost, respectively                     (54,654)   (3,149)
  Less--unearned compensation                            (1,469)   (3,084)
                                                       --------  --------
                                                        403,894   392,731
Commitments and contingencies
                                                       --------  --------
                                                       $653,991  $653,410
                                                       ========  ========

The accompanying notes are an integral part of these financial statements.

                            Pier 1 Imports, Inc.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (in thousands)

                                                     Year Ended
                                             ----------------------------
                                               1999      1998      1997
                                             --------  --------  --------
Cash flow from operating activities:
  Net income                                 $ 80,357  $ 78,047  $ 44,087
  Adjustments to reconcile to net cash
    provided by operating activities:
    Depreciation and amortization              31,130    23,946    19,765
    Deferred taxes and other                   (2,575)    1,281     6,422
    Investment gain                                --        --    (1,607)
    Extraordinary charges from early
      retirement of debt                           --        --     6,869
    Change in cash from:
      Inventories                             (24,103)  (13,617)    7,775
      Accounts receivable and other
        current assets                          2,500   (10,302)   74,672
      Accounts payable and accrued expenses    12,826    25,031    12,889
      Other assets, liabilities and
        other, net                             (4,409)    2,468   (35,773)
        Net cash provided by operating       --------  --------  --------
          activities                           95,726   106,854   135,099
                                             --------  --------  --------
Cash flow from investing activities:
  Capital expenditures                        (78,055)  (49,854)  (36,775)
  Proceeds from disposition of properties      36,408     8,856       841
  Net (cost) proceeds from disposition of
    Sunbelt Nursery Group, Inc. properties       (597)    3,905    (3,412)
  Acquisitions                                 (4,235)   (1,003)  (59,936)
  Beneficial interest in securitized
    receivables                                 3,145    (6,106)       --
  Other investments                                --        --     4,665
        Net cash used in investing           --------  --------  --------
          activities                          (43,334)  (44,202)  (94,617)
                                             --------  --------  --------
Cash flow from financing activities:
  Cash dividends                              (11,522)   (8,934)   (6,999)
  Purchases of treasury stock                 (65,777)  (10,228)   (7,728)
  Proceeds from issuance of long-term debt         --        --    83,602
  Repayments of long-term debt                (20,325)       --   (90,639)
  Net payments under line of credit
    agreements                                     --        --    (1,961)
  Proceeds from stock options exercised,
    stock purchase plan and other, net          6,448     4,959     1,989
        Net cash used in financing           --------  --------  --------
          activities                          (91,176)  (14,203)  (21,736)
                                             --------  --------  --------
Change in cash and cash equivalents           (38,784)   48,449    18,746
Cash and cash equivalents at beginning
  of year                                      80,729    32,280    13,534
                                             --------  --------  --------
Cash and cash equivalents at end of year     $ 41,945  $ 80,729  $ 32,280
                                             ========  ========  ========

The accompanying notes are an integral part of these financial statements.

                                                        Pier 1 Imports, Inc.
                                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                  (in thousands except share data)

                                                                          Cumulative
                                                                             Other                                      Total
                                            Common   Paid-in    Retained Comprehensive  Treasury      Unearned      Shareholders'
                                             Stock   Capital    Earnings     Income       Stock     Compensation       Equity
                                           --------  --------   -------- -------------  ---------   ------------   --------------
Balance March 2, 1996                      $ 39,877  $110,899   $ 81,633     ($1,072)   ($ 2,545)     ($  869)        $227,923
                                                                                                                      --------
Comprehensive income:

  Net income                                     --        --     44,087          --          --           --           44,087
  Other comprehensive income, net of tax:
    Currency translation adjustments             --        --         --        (313)         --           --             (313)
                                                                                                                      --------
Comprehensive income                                                                                                    43,774
                                                                                                                      --------
Purchases of treasury stock                      --        --         --          --      (7,728)          --           (7,728)
Restricted stock grant and amortization          --        --         --          --          --          182              182
Stock purchase plan, exercise of stock
  options and other                              --    (1,539)        --          --       4,836           --            3,297
Cash dividends ($.07 per share)                  --        --     (6,999)         --          --           --           (6,999)
Conversion of 6 7/8% convertible debt         5,484    57,115         --          --          --           --           62,599
                                           --------  --------   --------     -------    --------      -------         --------
Balance March 1, 1997                        45,361   166,475    118,721      (1,385)     (5,437)        (687)         323,048
                                                                                                                      --------
Comprehensive income:

  Net income                                     --        --     78,047          --          --           --           78,047
  Other comprehensive income, net of tax:
    Currency translation adjustments             --        --         --         277          --           --              277
                                                                                                                      --------
Comprehensive income                                                                                                    78,324
                                                                                                                      --------
Purchases of treasury stock                      --        --         --          --     (10,228)          --          (10,228)
Restricted stock grant and amortization          --       291         --          --       2,664       (2,345)             610
Stock purchase plan, exercise of stock
  options and other                              --        51         --          --       9,852           --            9,903
Cash dividends ($.09 per share)                  --        --     (8,934)         --          --           --           (8,934)
Three for two stock split                    22,541        --    (22,489)         --          --          (52)              --
Conversion of 5 3/4% convertible debt             1         7         --          --          --           --                8
                                           --------  --------   --------     -------    --------      -------         --------
Balance February 28, 1998                    67,903   166,824    165,345      (1,108)     (3,149)      (3,084)         392,731
                                                                                                                      --------
Comprehensive income:

  Net income                                     --        --     80,357          --          --           --           80,357
  Other comprehensive income, net of tax:
    Currency translation adjustments             --        --         --        (742)         --           --             (742)
                                                                                                                      --------
Comprehensive income                                                                                                    79,615
                                                                                                                      --------
Purchases of treasury stock                      --        --         --          --     (65,777)          --          (65,777)
Restricted stock grant and amortization          --        --         --          --          --        1,758            1,758
Stock purchase plan, exercise of stock
  options and other                              --    (7,308)        --          --      14,272           --            6,964
Cash dividends ($.12 per share)                  --        --    (11,522)         --          --           --          (11,522)
Three for two stock split                    32,866        --    (32,723)         --          --         (143)              --
Conversion of 5 3/4% convertible debt            10       115         --          --          --           --              125
                                           --------  --------   --------     -------    --------      -------         --------
Balance February 27, 1999                  $100,779  $159,631   $201,457     ($1,850)   ($54,654)     ($1,469)        $403,894
                                           ========  ========   ========     =======    ========      =======         ========

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization - Pier 1 Imports, Inc. is North America's largest specialty retailer of imported decorative home furnishings, gifts and related items, with retail stores located in the United States, Puerto Rico, Canada, the United Kingdom, Mexico and Japan. Concentrations of risk with respect to sourcing the Company's inventory purchases are limited due to the large number of vendors or suppliers and their geographic dispersion around the world. The Company sources its largest amount of imported inventory from China. Management believes that alternative merchandise could be obtained from manufacturers in other countries over time.

     Basis of consolidation - The consolidated financial statements of Pier 1
Imports, Inc. and its consolidated subsidiaries (the "Company") include the accounts of all subsidiary companies except for Pier 1 Funding, Inc., which
is a non-consolidated bankruptcy remote securitization subsidiary.   See Note
2 of the Notes to Consolidated Financial Statements.  Material intercompany transactions and balances have been eliminated.

     Use of estimates - Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Reclassifications - Certain reclassifications have been made in the prior years' consolidated financial statements to conform to the fiscal 1999 presentation.

     Fiscal periods - The Company utilizes 5-4-4 (week) quarterly accounting periods with the fiscal year of 52 weeks ending on the Saturday nearest the last day of February. Fiscal 1999 ended February 27, 1999, fiscal 1998 ended
February 28, 1998, and fiscal 1997 ended March 1, 1997.

     Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. The effect of foreign currency exchange rate fluctuations on cash is not material.

     Translation of foreign currencies - Assets and liabilities of foreign operations are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included as a separate component of shareholders' equity and are included in comprehensive income.

     Financial instruments - The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values.

     Risk management instruments: The Company may utilize various financial instruments to manage interest rate and market risk associated with its on and off balance sheet commitments.


     The Company hedges certain commitments denominated in foreign currency through the purchase of forward contracts. The forward contracts are purchased only to cover specific commitments to buy merchandise for resale;
any gains or losses on such contracts are included in the cost of the merchandise purchased.

     The Company enters into foreign exchange forward contracts only with major financial institutions and continually monitors its positions with, and the credit quality of, these counterparties to its off balance sheet financial instruments. The Company does not expect non-performance by any of the counterparties, and any losses incurred in the event of non-performance would not be material.

     Inventories - Inventories are comprised primarily of finished merchandise and are stated at the lower of average cost or market; cost is determined principally on a weighted-average method.

     Properties, maintenance and repairs - Buildings, equipment, furniture and fixtures, and leasehold interests and improvements are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated remaining useful lives of the assets ranging from three to thirty years. Amortization of improvements to leased properties is based upon the shorter of the remaining lease term or the estimated useful lives of such assets.

     Expenditures for maintenance, repairs and renewals which do not materially prolong the useful lives of the assets are charged to expense as incurred. In the case of disposals, assets and the related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is credited or charged to income.

     Advertising costs - All advertising costs are expensed the first time the advertising takes place. Advertising costs were $47,491,000, $40,630,000 and $36,968,000 in fiscal 1999, 1998 and 1997, respectively. The amounts of prepaid advertising at the ends of fiscal years 1999 and 1998 were $1,557,000 and $1,274,000, respectively.

     Income taxes - Income tax expense is based on the liability method.
Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred federal income taxes, net of applicable foreign tax credits, are not provided on the undistributed earnings of foreign subsidiaries to the extent the Company intends to permanently reinvest such earnings abroad. At February 27, 1999, such undistributed earnings aggregated $21.2 million.

     Stock-based compensation - The Company grants stock options and restricted stock for a fixed number of shares to employees with stock option exercise prices equal to the fair market value of the shares at the date of grant. The Company continues to account for stock option grants and restricted stock grants in accordance with Accounting Principles Board
("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.

     Earnings per share - Basic earnings per share was determined by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share amounts were similarly computed, but included the effect, when dilutive, of the Company's weighted average number of stock options outstanding and the average number of common shares that would be issuable upon conversion of the Company's convertible securities.
Interest and debt issue costs, net of any applicable taxes, have been added back to net income to reflect assumed conversions.

     Earnings per share amounts have been adjusted to reflect the effect of the three for two stock splits, effected in the form of stock dividends, distributed July 29, 1998 and July 30, 1997 and are calculated as follows (in thousands except per share amounts):

                                                1999      1998      1997
                                              --------  --------  --------
Net income                                    $ 80,357  $ 78,047  $ 44,087
  Plus interest and debt issue costs, net of
    tax, on the assumed conversion of:
      6 7/8% subordinated notes                     --        --       929
      5 3/4% subordinated notes                  3,083     3,245     1,414
                                              --------  --------  --------
Diluted net income                            $ 83,440  $ 81,292  $ 46,430
                                              ========  ========  ========
Average shares outstanding:
  Basic                                         98,120   101,088    96,756
    Plus assumed exercise of stock options       1,101     1,303       982
    Plus assumed conversion of:
      6 7/8% subordinated notes                     --        --     4,373
      5 3/4% subordinated notes                  9,643    10,489     4,582
                                               -------   -------   -------
  Diluted                                      108,864   112,880   106,693
                                               =======   =======   =======
Earnings per share:
  Basic                                           $.82      $.77      $.46
                                                  ====      ====      ====
  Diluted                                         $.77      $.72      $.44
                                                  ====      ====      ====

     Options for which the exercise price was greater than the average market price of common shares were not included in the computation of diluted earnings per share. As of fiscal 1999 year-end, 1,543,500 options were outstanding with an exercise price greater than the average market price for the period. Exercise prices on these options ranged from $11.55 to $18.50 with expiration dates of July 2007 to March 2008, respectively. At the end of fiscal years 1998 and 1997, no options were outstanding with exercise prices greater than the average market price for the respective periods.

     Impact of recently issued accounting standards - In March 1998, the American Institute of Certified Public Accountants issued Statement of
Position ("SOP") 98-1, "Accounting for the Costs of Computer Software
Developed for or Obtained for Internal Use." The SOP is effective for the Company beginning in fiscal 2000. After the date of adoption, the SOP will require the capitalization of certain costs to develop or obtain software for internal use that the Company currently expenses as incurred and will require expensing certain costs that the Company now capitalizes. The Company does not anticipate that the adoption of this SOP will have a material impact on the Company's consolidated financial statements.

     In June 1997, the Financial Accounting Standards Board ("FASB") issued
Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting
Comprehensive Income." This statement was adopted by the Company in the first quarter of fiscal 1999. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components, which for the Company includes foreign currency translation adjustments. The impact of the adoption of this statement was primarily limited to the form and content of the disclosures on the Company's consolidated balance sheets and statement of shareholders' equity with no impact to the Company's financial position or net income. Prior year financial statements have been conformed to the requirements of SFAS No. 130.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative
Instruments and Hedging Activities." This statement establishes accounting and reporting guidelines for derivatives and requires an establishment to record all derivatives as assets or liabilities on the balance sheet at fair value. Additionally, this statement establishes accounting treatment for three types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments; hedges of the variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. Any derivative that qualifies as a hedge, depending upon the nature of that hedge, will either be offset through earnings against the change in fair value of the hedged assets, liabilities or firm commitments or recognized in other comprehensive income until the hedged item is recognized in earnings. This SFAS is effective for the Company beginning in fiscal 2001. The Company is analyzing the implementation requirements and does not anticipate that the adoption of this statement will have a material impact on the Company's consolidated financial statements.

NOTE 2 - PROPRIETARY CREDIT CARD INFORMATION

     The proprietary credit card receivables, securitized as discussed below, arise primarily under open-end revolving credit accounts issued by the Company's subsidiary, Pier 1 National Bank, to finance purchases of merchandise and services offered by the Company. These accounts have various billing and payment structures, including varying minimum payment levels.
The Company has an agreement with a third party to provide certain credit card processing and related credit services, while the Company maintains control over credit policy decisions and customer service standards.

     As of fiscal 1999 year-end, the Company had approximately 3,500,000 proprietary cardholders and approximately 1,085,000 customer credit accounts considered active (accounts with a purchase within the previous 12 months).
The Company's proprietary credit card sales accounted for 26% of total U.S.
store sales in fiscal 1999. A summary of the Company's proprietary credit card results for each of the last three fiscal years follows (in thousands):

                                                1999      1998      1997
                                              --------  --------  --------
Costs:
  Processing fees                             $  9,456  $  8,739  $  7,811
  Write-off of capitalized costs                    --        --     3,151
  Bad debts                                      6,356     6,845     6,728
  Reversal of bad debt provision                    --        --    (3,824)
                                              --------  --------  --------
                                                15,812    15,584    13,866
                                              --------  --------  --------
Income:
  Finance charge income, net of fees            15,117    12,338    11,476
  Insurance and other income                       314       303       614
                                              --------  --------  --------
                                                15,431    12,641    12,090
                                              --------  --------  --------
    Net proprietary credit card costs         $    381  $  2,943  $  1,776
                                              ========  ========  ========
Proprietary credit card sales                 $276,184  $257,518  $226,248
                                              ========  ========  ========
Costs as a percent of proprietary credit
  card sales                                     5.73%     6.05%     6.13%
                                                 =====     =====     =====
Gross proprietary credit card receivables
  at year-end                                 $ 87,601  $ 90,930  $ 87,089
                                              ========  ========  ========
Proprietary credit card sales as a percent
  of total U.S. store sales                      26.0%     25.9%     25.5%
                                                 =====     =====     =====

     In February 1997, the Company securitized its entire portfolio of proprietary credit card receivables (the "Receivables"). The Company sold all existing Receivables to a special purpose wholly-owned subsidiary, Pier 1
Funding, Inc. ("Funding"), which transferred the Receivables to the Pier 1
Imports Credit Card Master Trust (the "Master Trust"). The Master Trust may issue one or more series of beneficial interests in the Master Trust that represent undivided interests in the assets of the Master Trust consisting of the Receivables and all proceeds of the Receivables. In the initial sale of the Receivables, the Company sold $84.1 million of the Receivables and received $49.6 million in cash and $34.1 million in beneficial interests in the Master Trust. As of February 27, 1999 and February 28, 1998, the Company had $41.0 million and $43.1 million, respectively, in beneficial interests in the Master Trust. On a daily basis, the Company sells to Funding for transfer to the Master Trust all newly generated Receivables, except those failing certain eligibility criteria, and receives as the purchase price payments of cash (funded from the amount of undistributed principal collections from the Receivables in the Master Trust) and residual interests in the Master Trust. The Company is obligated to repurchase from Funding certain Receivables related to customer credits such as merchandise returns and other receivable defects, but has no obligation to reimburse Funding, the Master Trust or purchasers of any certificates issued by the Master Trust for credit losses from the Receivables. The holder of any subordinated certificate of interest in the Master Trust, which currently is only Funding, is subject to credit losses from the Receivables before holders of senior certificates. Funding, as holder of the residual interest in the Master
Trust, is subject to credit losses allocable to the residual interest in proportion to that interest relative to all interests in the Master Trust.
Funding was capitalized by the Company as a wholly-owned special purpose subsidiary that is subject to certain covenants and restrictions, including a restriction from engaging in any business or activity unrelated to acquiring and selling interests in the Receivables. Neither Funding nor the Master
Trust is consolidated with the Company.

     As part of the initial transaction securitizing the Receivables, the Master Trust sold to third parties $50.0 million of Series 1997-1 Class A
Certificates, which bear interest at 6.74% and mature in May 2002. Funding retained the $14.1 million of Series 1997-1 Class B Certificates, which are currently non-interest bearing and subordinated to the Class A Certificates.
Funding also retained the residual interest in the Master Trust. Funding has the right to sell in the future all or part of the Class B Certificates, which would then bear interest at a rate determined at that time, and to exchange a portion of its residual interest for the proceeds of a new issuance of certificates by the Master Trust. Beginning in October 2001, unless pre-funded through a new series of certificates, principal collections of the Receivables allocable to Series 1997-1 Certificates will be used to amortize the outstanding balances of the Series 1997-1 Certificates and will not be available to fund the purchase of new receivables being transferred from the Company.

     In October 1997, the Master Trust issued Series 1997-2 variable funding certificates which mature in October 2002. The 1997-2 Class A Certificates provide for a maximum outstanding principal balance of $50.0 million that may be issued and repaid from time to time in minimum increments of $1.0 million, bear interest at either a fixed spread over LIBOR or the A-1/P-1 commercial paper rate plus program and administrative fees. As of February 27, 1999, $10.7 million was the maximum available to be drawn on the Class A
Certificates. Funding retained the 1997-2 Class B Certificates which are issued in amounts equal to 11.7% of the corresponding Class A Certificates, are non-interest bearing and are subordinated to the Class A Certificates.
Funding has the right to sell in the future all or part of the Class B
Certificates, which would then bear interest at a rate determined at that time. Funding may increase or decrease the amount outstanding of the Class A
Certificates on any day if certain conditions are met. As of February 27, 1999, no amounts were outstanding related to the Class A Certificates.

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement provides guidance for distinguishing transfers of financial assets
(securitizations) that are sales from transfers that are secured borrowings occurring after December 31, 1996. The Company's securitization, as discussed above, was accounted for as a sale in accordance with SFAS No. 125.
As a result of the sale, the Company reversed its allowance for doubtful accounts and wrote off all unamortized account origination costs. Costs of completing the transaction were charged against income. The sale had no material impact on net income in fiscal 1997 and the Company expects no material impact in future years, although the precise amounts will be dependent on a number of factors such as interest rates and levels of securitization.

NOTE 3 - PROPERTIES

     Properties are summarized as follows at February 27, 1999 and February
28, 1998 (in thousands):

                                                          1999      1998
                                                        --------  --------
         Land                                           $ 31,620 $  42,445
         Buildings                                        67,253    76,586
         Equipment, furniture and fixtures               166,460   129,800
         Leasehold interests and improvements            143,817   122,741
         Construction in progress                            336       806
                                                        --------  --------
                                                         409,486   372,378
         Less accumulated depreciation and
           amortization                                  183,224   156,048
                                                        --------  --------
             Properties, net                            $226,262  $216,330
                                                        ========  ========

NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES/OTHER NON-CURRENT
LIABILITIES

     The following is a summary of accounts payable and accrued liabilities and other non-current liabilities at February 27, 1999 and February 28, 1998
(in thousands):

                                                           1999      1998
                                                        --------  --------
     Trade accounts payable                             $ 52,231  $ 49,990
     Accrued payroll and other employee-related
       liabilities                                        26,345    27,194
     Accrued taxes, other than income                     10,267     9,430
     Gift certificates and merchandise credits
       outstanding                                        12,406    11,276
     Accrued income taxes payable                          9,793       947
     Other                                                18,440    20,759
                                                        --------  --------
       Accounts payable and accrued liabilities         $129,482  $119,596
                                                        ========  ========

     Accrued average rent                               $ 15,269  $ 14,511
     Other                                                 8,988     9,697
                                                        --------  --------
       Other non-current liabilities                    $ 24,257  $ 24,208
                                                        ========  ========

NOTE 5 - LONG-TERM DEBT AND AVAILABLE CREDIT

     Long-term debt is summarized as follows (in thousands):

                                                          1999      1998
                                                        --------  --------
         Industrial revenue bonds                        $25,000  $ 25,000
         5 3/4% convertible subordinated notes            67,802    86,242
         Other                                             3,556     5,633
                                                         -------  --------
                                                          96,358   116,875
         Less - portion due within one year                  350     1,994
                                                         -------  --------
                                                         $96,008  $114,881
                                                        ========  ========

     In fiscal 1987, the Company entered into industrial revenue development bond loan agreements aggregating $25 million which mature in the year 2026.
Proceeds were used to construct three warehouse distribution facilities.
These bonds are seven-day lower floater put bonds, and interest rates float with market rates for similar tax-exempt debt issues. The Company's weighted average interest rate was 4.9% and 5.2% for fiscal 1999 and 1998, respectively. Interest is payable monthly.

     In September 1996, the Company issued $86.3 million principal amount of 5 3/4% convertible subordinated notes due October 2003. The notes are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of common stock of the Company at a conversion price of $8.22 per share (adjusted for the three for two stock splits, effected in the form of stock dividends, distributed July 29, 1998 and July 30, 1997).
The Company may redeem the notes, in whole or in part, on or after October 2, 1999, at redemption prices (expressed as a percentage of principal amount) ranging from 103% to 100% in the last year. In the event of a change of control, holders of these notes may, at their option, require the Company to repurchase all or any portion of the principal amount. During fiscal 1999, the Company purchased and retired $18.3 million principal amount of these notes at an average price of 99.8% of par. Interest on the notes is payable semiannually on April 1 and October 1 of each year.

     Long-term debt matures as follows, assuming no conversion or redemption of the convertible subordinated notes (in thousands):

         Fiscal 2000                                     $   350
                2001                                          --
                2002                                       3,206
                2003                                          --
                2004                                      67,802
                Thereafter                                25,000
                                                         -------
                                                         $96,358
                                                         =======

     In November 1998, the Company replaced its three-year, $65 million competitive advance and revolving credit facility with a five-year $125 million unsecured credit facility. The interest rate on borrowings is determined based upon a spread to LIBOR that varies depending upon either the Company's senior debt rating or leverage ratio. At fiscal 1999 year-end, all of the new credit facility was available.

     The Company has other lines of credit which aggregate approximately
$179.0 million. The lines may be used for short-term working capital requirements and/or merchandise letters of credit. At fiscal 1999 year-end, approximately $74.0 million had been utilized for letters of credit, leaving
$105.0 million of available lines of credit. The weighted average interest rate on short-term working capital loans outstanding was 6.0% for fiscal
1999.  The Company had no short-term working capital loans during fiscal
1998.

     Some of the Company's loan and lease agreements require that the Company maintain certain financial ratios and limit specific payments and equity distributions including cash dividends, loans to shareholders and purchases of treasury stock.

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     As of February 27, 1999 and February 28, 1998, the fair values of the 5 3/4% convertible notes were $81.7 million and $193.9 million, respectively, compared to the recorded values of $67.8 million and $86.2 million, respectively. The fair value of these debentures was estimated based on the quoted market values as of February 27, 1999 and February 28, 1998 for the debentures. There are no other significant assets or liabilities with a fair value different from the recorded value.

     At February 27, 1999, the Company had approximately $5.2 million of forward exchange contracts outstanding with negligible fair values and with maturities ranging from one to six months.

NOTE 7 - EMPLOYEE BENEFIT PLANS

     In 1986, the Company adopted a qualified, defined contribution employee retirement plan. All full- and part-time personnel who are at least 21 years old, have been employed for a minimum of 12 months and have worked 1,000 hours in the preceding twelve months are eligible to participate in the plan.
Employees contributing from 1% to 5% of their compensation receive matching
Company contributions of up to 3%. Company contributions to the plan were $1,653,000, $1,573,000 and $1,459,000 in fiscal 1999, 1998 and 1997, respectively.

     In addition, a non-qualified retirement savings plan is available for the purpose of providing deferred compensation for certain employees whose benefits under the qualified plan are limited under Section 401(k) of the Internal Revenue Code. The Company's expense for this non-qualified plan was not significant for fiscal 1999, 1998 and 1997.

     The Company maintains supplemental retirement plans ("the Plans") for certain of its executive officers. The Plans provide that upon death, disability or reaching retirement age, a participant will receive benefits based on highest compensation and years of service. The Company recorded expenses related to the Plans of $1,633,000, $1,185,000 and $1,006,000 in fiscal 1999, 1998 and 1997, respectively.

NOTE 8 - MATTERS CONCERNING SHAREHOLDERS' EQUITY

     Stock splits - On July 29, 1998 and July 30, 1997, the Company distributed 32,866,000 and 22,541,000 common shares, respectively, pursuant to the three for two stock splits, effected in the form of 50% common stock dividends, to shareholders of record on July 15, 1998 and July 16, 1997, respectively.

     Stock purchase plan - Substantially all employees and Directors are eligible to participate in the Pier 1 Imports, Inc. Stock Purchase Plan under which the Company's common stock is purchased on behalf of employees at market prices through regular payroll deductions. Each employee participant may contribute up to 10% of the eligible portions of compensation and Directors may contribute part or all of their directors' fees. The Company contributes from 10% to 100% of the participants' contributions, depending upon length of participation and date of entry into the Plan. Company contributions to the Plan were $1,032,000, $1,037,000 and $888,000 in fiscal years 1999, 1998 and 1997, respectively.

     Restricted stock grant plans - In fiscal 1998 and 1997, the Company issued 238,500 shares and 21,495 shares, respectively, of its common stock to key officers pursuant to a Management Restricted Stock Plan which provides for the issuance of up to 415,600 shares. The restricted stock grants will vest over a four-to-ten year period of continued employment. The fair value at the date of grant of these restricted stock shares is being expensed over the aforementioned specified vesting period. The fair values at the dates of grant of the restricted shares granted in fiscal 1998 and 1997 were $3,000,000 and $144,000, respectively. Shares not vested are returned to the Plan if employment is terminated for any reason. To date, 23,934 shares have been returned to the Plan.

     In 1991, the Company issued 726,804 shares of its common stock to key officers pursuant to a Restricted Stock Grant Plan which provides for issuance of up to 1,037,214 shares. These shares vest and the fair value at the date of grant is expensed over a ten year period of continued employment.
Unvested shares are returned to the Plan if employment is terminated for any reason. To date, 407,742 shares have been returned to the Plan.

     Total compensation expense for the restricted stock grant plans was $1,759,000, $943,000 and $321,000 for fiscal 1999, 1998 and 1997, respectively.

     Stock option plans - In June 1989, the Company adopted two stock option plans, the 1989 Employee Stock Option Plan ("Employee Plan") and the 1989
Non-Employee Director Stock Option Plan ("Director Plan").  Under the
Employee Plan, options have been granted at the fair market value of shares on the date of grant and may be granted to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code or as non-qualified options.
Under the Director Plan, non-qualified options covering 6,750 shares are granted once each year to each non-employee director. The Company may grant options covering up to 5,950,224 shares of the Company's common stock under the Employee Plan and up to 294,080 shares under the Director Plan. Both plans are subject to adjustments for stock dividends and certain other changes to the Company's capitalization.

     A summary of stock option transactions related to the stock option plans during the three fiscal years ended February 27, 1999 is as follows
(the summary reflects the effect of the three for two stock splits, effected in the form of stock dividends, distributed July 29, 1998 and July 30, 1997):

                                                                Weighted                             Exercisable Shares
                                                                Average     Weighted Average    -----------------------------
                                                                Exercise     Fair Value at      Number of    Weighted Average
                                                    Shares       Price       Date of Grant       Shares       Exercise Price
                                                  ---------     --------    ----------------    ---------    ----------------
Outstanding at March 2, 1996                      3,168,335      $ 3.42                         1,587,243         $2.81
  Options granted                                 1,872,475        7.35          $2.85
  Options exercised                                (709,578)       2.29
  Options cancelled or expired                      (19,620)       3.54
                                                  ---------
Outstanding at March 1, 1997                      4,311,612        5.31                         1,357,357          3.55
  Options granted                                   886,500       12.55           5.18
  Options exercised                                (939,415)       3.93
  Options cancelled or expired                     (269,748)       5.76
                                                  ---------
Outstanding at February 28, 1998                  3,988,949        7.21                         1,350,332          5.16
  Options granted                                 1,550,500       13.27           5.38
  Options exercised                                (662,889)       6.11
  Options cancelled or expired                     (278,730)      10.72
                                                  ---------
Outstanding at February 27, 1999                  4,597,830        9.20                         1,810,819          6.66
                                                  =========

For shares outstanding at February 27, 1999:

                                                                Weighted
                                                                 Average   Weighted Average     Shares       Weighted Average
                                                    Total       Exercise      Remaining        Currently     Exercise Price -
    Ranges of Exercise Prices                       Shares        Price    Contractual Life   Exercisable   Exercisable Shares
    -------------------------                     ---------     --------   ----------------   -----------   ------------------
        $ 1.81 - $ 4.61                           1,156,613      $ 3.80           5.48           855,626         $ 3.67
        $ 6.67 - $ 8.50                           1,947,217        7.80           8.47           613,943           7.34
        $11.54 - $13.13                             840,750       12.78           8.81           312,750          12.71
        $15.33 - $18.50                             653,250       18.34           9.08            28,500          15.41

     At February 27, 1999 and February 28, 1998, outstanding options covering
1,810,819 and 1,350,331 shares were exercisable and 415,440 and 1,687,209 shares were available for grant, respectively.

     The Company accounts for its stock options using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25 but is required to disclose the pro forma effect on net income and earnings per share as if the options were accounted for using a fair value-based method of accounting.
The fair values for options issued in fiscal 1999, 1998 and 1997 have been estimated as of the date of grant using the Black-Scholes or equivalent option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 5.14%, 5.76% and 6.14%, expected volatility factors of .3655, .3465 and .3012, expected dividend yields of 1.0%, 0.8% and 0.8% and weighted average expected lives of six years from date of grant to date of exercise for all options. For purposes of computing pro forma net income and earnings per share, the fair value of the stock options is amortized on a straight-line basis as compensation expense over the vesting periods of the options. The pro forma effects on net income and earnings per share are as follows (in thousands of dollars except for per share information):

                                                 1999      1998      1997
                                               -------   -------   -------

         Pro forma net income                  $77,891   $76,995   $43,710
                                               =======   =======   =======

         Pro forma basic earnings per share       $.79      $.76      $.45
                                                  ====      ====      ====

         Pro forma diluted earnings per share     $.74      $.71      $.43
                                                  ====      ====      ====

     Option valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. In addition, the pro forma net income and earnings per share amounts shown above for fiscal 1999, 1998 and 1997 do not include the effect of any grants made prior to fiscal 1996.

     Share purchase rights plan - On December 9, 1994, the Board of Directors adopted a Share Purchase Rights Plan and declared a dividend of one common stock purchase right (a "Right") payable on each outstanding share of the Company's common stock on December 21, 1994, and authorized the issuance of Rights for subsequently issued shares of common stock. The Rights, which will expire on December 21, 2004, are initially not exercisable, and until becoming exercisable will trade only with the associated common stock. After the Rights become exercisable, each Right entitles the holder to purchase at a specified exercise price one share of common stock. The Rights will become exercisable after the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding common stock or (ii) 10 business days (or such later date as determined by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender or exchange offer the consummation of which would result in beneficial ownership by a person or group of 15% or more of the outstanding common stock. If the Company were acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power were sold, proper provision would be made so that each Right would entitle its holder to purchase, upon the exercise of the Right at the then current exercise price, that number of shares of common stock of the acquiring company having a market value of twice the exercise price of the Right. If any person or group were to acquire beneficial ownership of 15% or more of the Company's outstanding common stock, each Right would entitle its holder (other than such acquiring person whose Rights would become void) to purchase, upon the exercise of the Right at the then current exercise price, that number of shares of the Company's common stock having a market value on the date of such 15% acquisition of twice the exercise price of the Right.
The Board of Directors may at its option, at any time after such 15% acquisition but prior to the acquisition of more than 50% of the Company's outstanding common stock, exchange all or part of the then outstanding and exercisable Rights (other than those held by such acquiring person whose Rights would become void) for common stock at an exchange rate per Right of one-half the number of shares of common stock receivable upon exercise of a Right. The Board of Directors may, at any time prior to such 15% acquisition, redeem all the Rights at a redemption price of $.01 per Right.

     Shares reserved for future issuances - As of February 27, 1999, the Company has approximately 126,406,000 shares reserved for future issuances under the stock plans, conversion of the 5 3/4% convertible subordinated notes due 2003 and the share purchase rights plan.

NOTE 9 - INCOME TAXES

     The provision for income taxes, net of income tax benefit for extraordinary charges in fiscal 1997, consists of (in thousands):


                                                 1999      1998      1997
                                               -------    ------    ------
         Federal:
           Current                             $47,007   $45,603   $24,487
           Deferred                             (2,948)   (5,442)     (320)
         State:
           Current                               5,112     5,705     4,879
           Deferred                               (378)     (699)      (40)
         Foreign:
           Current                                 460       797       376
                                               -------   -------   -------
                                               $49,253   $45,964   $29,382
                                               =======   =======   =======

     Deferred tax assets (liabilities) at February 27, 1999 and February 28,
1998 are comprised of the following (in thousands):

                                                          1999      1998
                                                         -------   -------
         Deferred tax assets:
           Capital loss carryforwards                    $ 1,248   $ 1,248
           Inventory                                       3,491     4,601
           Deferred compensation                           5,661     7,135
           Accrued average rent                            6,922     6,694
           Losses associated with trading activities          --     4,014
           Losses on The Pier Retail Group Ltd.            2,093     2,759
           Self insurance reserves                         3,841     3,178
           Other                                           2,351     1,990
                                                        --------  --------
                                                          25,607    31,619
         Valuation allowance                              (2,090)   (6,199)
                                                        --------  --------
             Total deferred tax assets                    23,517    25,420
                                                        --------  --------
         Deferred tax liabilities:
           Fixed assets, net                                (223)   (5,453)
                                                         -------   -------
             Total deferred tax liabilities                 (223)   (5,453)
                                                         -------   -------
           Net deferred tax assets                       $23,294   $19,967
                                                         =======   =======

     At February 27, 1999, the Company had net capital loss carryforwards of approximately $3.2 million for income tax purposes that expire in the year
2000. For financial reporting purposes, a valuation allowance has been established to partially offset the deferred tax assets relating to the losses of The Pier and the capital loss carryforward.

     The Company has settled and closed all Internal Revenue Service ("IRS") examinations of the Company's tax returns for all years through fiscal 1995.
Federal income tax returns for fiscal years 1997 and 1996 are currently under examination. The Company does not anticipate adjustments, if any, arising from this examination to have a material impact on the Company's results of operations.

     The difference between income taxes at the statutory federal income tax rate of 35% in fiscal 1999, 1998 and 1997, and income tax reported in the consolidated statement of operations is as follows (in thousands):

                                                 1999      1998      1997
                                               -------   -------   -------
         Tax at statutory federal tax rate     $45,364   $43,404   $25,714
         Valuation allowance                        --    (3,595)    1,162
         State income taxes, net of federal
           benefit                               5,832     5,580     3,300
         Work opportunity tax credit, foreign
           tax credit and R&E credit              (327)     (541)       --
         Net foreign income taxed at lower
           rates                                  (517)     (590)      (69)
         Other, net                             (1,099)    1,706      (725)
                                               -------   -------   -------
                                               $49,253   $45,964   $29,382
                                               =======   =======   =======

NOTE 10 - COMMITMENTS AND CONTINGENCIES

     Leases - The Company leases certain property consisting principally of retail stores, warehouses and material handling and computer equipment under leases expiring through the year 2015. Most retail store locations are leased for initial terms of 10 to 15 years with varying renewal options and rent escalation clauses. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base. The
Company's lease obligations are considered operating leases, and all payments are reflected in the accompanying consolidated statement of operations.

     During fiscal 1999, the Company sold certain store properties for $31.0 million. These stores were leased back from unaffiliated third parties over periods of 10 to 15 years. The resulting leases are being accounted for as operating leases. The Company deferred gains of $1.3 million on the sale-leaseback transaction which are being amortized over the lives of the leases.
Future minimum lease commitments of these operating leases are included in the summary below of the Company's operating leases.

     At February 27, 1999, the Company had the following minimum lease commitments in the years indicated (in thousands):


                                             Operating
         Fiscal Year                           Leases
         -----------                         ---------
           2000                               $117,856
           2001                                109,964
           2002                                 98,049
           2003                                 88,670
           2004                                 82,090
           Thereafter                          304,778
                                              --------
           Total lease commitments            $801,407
                                              ========
           Present value of total operating
             lease commitments at 10.5%       $465,298
                                              ========

     Rental expense incurred was $114,966,000, $104,797,000 and $102,409,000, including contingent rentals of $884,000, $677,000 and $463,000, based upon a percentage of sales, and net of sublease incomes totalling $1,511,000, $1,821,000 and $1,500,000, in fiscal 1999, 1998 and 1997, respectively.

     Legal matters - In addition to the legal matters discussed in Note 12, there are various other claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operations of its business. Liability, if any, associated with these other matters is not determinable at February 27, 1999; however, the Company considers them to be ordinary and routine in nature. The Company maintains liability insurance against most of these claims. While certain of the lawsuits involve substantial amounts, it is the opinion of management, after consultation with counsel, that the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE 11 - SUPPLEMENTAL CASH FLOW INFORMATION

     The following is supplemental cash flow information (in thousands):

                                                 1999      1998      1997
                                               -------   -------   -------
         Cash paid during the year for:
           Interest                            $ 7,929   $ 8,344   $10,891
           Income taxes                         43,084    40,783    34,810

NOTE 12 - TRADING ACTIVITIES

     In late December 1995, the Company was made aware of losses totaling
$19.3 million resulting from substantial trading activities in a discretionary account by a financial consultant retained to manage the Company's excess cash and short-term investments. During fiscal 1998, the Company settled all litigation related to the losses associated with the trading activities. As a part of the settlement agreements with all parties, the Company received settlements totaling $11.0 million, of which $1.9 million was considered a reimbursement of legal fees associated with the recovery of these losses. As the Company had not recorded any tax benefit on the previously reported net losses associated with trading activities, no tax expense was provided on the recovery of these losses.

NOTE 13 - RELATED PARTIES

     In March 1993, the Company invested $3.0 million in a limited partnership fund with Whiffletree Partners, L.P., which is managed by Whiffletree Corporation, one of whose principals is Steven E. Berman, a brother of Martin L. Berman, who was a director of the Company until March
1999.  Whiffletree Corporation is an affiliate of Palisade Capital
Securities, L.L.C., of which Martin L. Berman is currently Chief Executive
Officer.  In April 1996, the Company divested its interest in Whiffletree
Partners, L.P. for net proceeds of approximately $4.7 million after deducting fees of $0.3 million.

NOTE 14 - SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

     Summarized quarterly financial data (in thousands except per share amounts) for the years ended February 27, 1999 and February 28, 1998 are set forth below:

                                               Three Months Ended
                                     --------------------------------------
Fiscal 1999                          5/30/98   8/29/98   11/28/98   2/27/99
-----------                          --------  --------  --------  --------
Net sales                            $250,508  $281,489  $274,618  $331,975

Gross profit                          109,687   118,068   124,094   148,568

Net income                             15,501    17,461    19,097    28,298

Basic earnings per share(1)              $.15      $.18      $.20      $.29

Diluted earnings per share(1)            $.14      $.17      $.19      $.27


                                               Three Months Ended
                                     --------------------------------------
Fiscal 1998                          5/31/97   8/30/97   11/29/97   2/28/98
-----------                          --------  --------  --------  --------
Net sales                            $229,243  $258,105  $262,751  $325,306

Gross profit                           99,156   106,663   115,778   139,871

Net income(2)                          12,639    22,042    16,795    26,571

Basic earnings per share(1)(2)           $.13      $.22      $.17      $.26

Diluted earnings per share(1)(2)         $.12      $.20      $.16      $.24
___________________
(1) Reflects the effect of the three for two stock splits, effected in the form of stock dividends, distributed July 29, 1998 and July 30, 1997.
(2) Fiscal 1998 second and fourth quarters' net income includes net recoveries of losses from trading activities of $6,355 and $2,746, respectively.

                    MARKET PRICE AND DIVIDEND INFORMATION

                         Market Price
                   ---------------------   Cash Dividends
Fiscal 1999          High          Low       Per Share(2)
-----------        --------     --------  --------------
First Quarter(1)   20  5/8      15 15/64        $.03
Second Quarter(1)  16 43/64     10  1/2          .03
Third Quarter      10 13/16      6  5/16         .03
Fourth Quarter     11 11/16      8  1/16         .03

Fiscal 1998(1)
-----------
First Quarter       9 15/16      7 25/64        $.015
Second Quarter     13 11/64      9 23/32         .025
Third Quarter      14 59/64     11               .025
Fourth Quarter     18  5/8      12 53/64         .025


(1) Market prices and cash dividends have been adjusted to reflect the effect of the three for two stock splits, effected in the form of stock dividends, distributed July 29, 1998 and July 30, 1997.
(2) For restrictions on the payments of dividends, see Management's
Discussion and Analysis of Financial Condition and Results of Operations -
Liquidity and Capital Resources.

                       REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Pier 1 Imports, Inc.

     We have audited the accompanying consolidated balance sheets of Pier 1
Imports, Inc. as of February 27, 1999 and February 28, 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended February 27, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pier
1 Imports, Inc. at February 27, 1999 and February 28, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 27, 1999, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Fort Worth, Texas
April 12, 1999
