Form 10-K405, Exhibit 13
period 2000-02-26
PIER 1 IMPORTS INC/DE
filed 2000-05-23
CIK 278130

EXHIBIT 13

                            Pier 1 Imports, Inc.
                              FINANCIAL SUMMARY
                  ($ in millions except per share amounts)

                                                 Year Ended
                                 ----------------------------------------
                                   2000      1999     1998   1997   1996
                                 --------  -------  ------- ------ ------
Summary of operations:
  Net sales                      $1,231.1  1,138.6  1,075.4  947.1  810.7
  Gross profit                     $512.5    500.4    461.5  384.5  325.5
  Selling, general and
    administrative expenses        $349.4    334.6    315.8  274.5  235.6
  Depreciation and
    amortization                    $40.0     31.1     23.9   19.8   17.2
  Operating income                 $123.2    134.7    121.7   90.2   72.7
  Nonoperating (income) and
    expenses, net(1)                 $4.6      5.0     (2.3)   9.9   44.3
  Income before income taxes
    and extraordinary charges      $118.6    129.6    124.0   80.3   28.4
  Income before extraordinary
    charges                        $ 74.7     80.4     78.0   48.2   10.0
  Extraordinary charges from
    early retirement of debt,
    net of income tax benefit      $ --       --       --      4.1   --
  Net income                       $ 74.7     80.4     78.0   44.1   10.0

Per share amounts (adjusted for
  stock splits and dividends):

  Basic earnings before
    extraordinary charges           $  .78      .82      .77    .50    .11
  Basic earnings                    $  .78      .82      .77    .46    .11
  Diluted earnings before
    extraordinary charges           $  .75      .77      .72    .47    .11
  Diluted earnings                  $  .75      .77      .72    .44    .11
  Cash dividends declared           $  .12      .12      .09    .07    .06
  Shareholders' equity              $ 4.60     4.12     3.89   3.34   2.57

Other financial data:
  Working capital(2)               $239.3    252.1    280.8  215.3  246.8
  Current ratio(2)                    2.4      2.9      3.3    3.0    3.5
  Total assets                     $670.7    654.0    653.4  570.3  531.1
  Long-term debt                   $ 25.0     96.0    114.9  114.5  180.1
  Shareholders' equity             $440.7    403.9    392.7  323.0  227.9
  Weighted average shares
    outstanding (millions)           95.8     98.1    101.1   96.8   88.5
  Effective tax rate(3)              37.0%    38.0     37.1   40.0   64.7
  Return on average
    shareholders' equity             17.7%    20.2     21.8   16.0    4.5
  Return on average total assets     11.3%    12.3     12.8    8.0    2.0
  Pre-tax return on sales(4)          9.6%    11.4     11.5    8.5    3.5

---------------------
(1) Nonoperating (income) and expenses, net, were comprised of interest expense and interest and investment income in each fiscal year presented, and in addition, included net losses or recoveries associated with trading activities in fiscal years 1998 and 1996, and the provision for Sunbelt Nursery Group, Inc. defaults in fiscal year 1996.
(2) The reduction in the fiscal year 2000 working capital and current ratio was the result of the Company's call of its outstanding 5 3/4% convertible subordinated notes. The notes were primarily converted into shares of the Company's common stock in March 2000. Excluding the reclassification of the 5 3/4% notes from long-term to short-term, working capital would have been $278.5 million with a current ratio of
    3.0 to 1 at fiscal 2000 year-end.
(3) No income tax expense was provided on the net recoveries associated with trading activities, which resulted in a lower effective tax rate in fiscal year 1998. Additionally, the Company had not recorded any income tax benefit on the fiscal year 1996 net loss associated with trading activities, which resulted in a higher effective tax rate in that year.
(4) Calculated before fiscal year 1997 extraordinary charges from the early retirement of debt, net of income tax benefit.

Management's Discussion and Analysis of Financial Condition and Results of Operations

    Pier 1 Imports, Inc. (the "Company") is one of North America's largest specialty retailers of imported decorative home furnishings, gifts and related items, with over 800 stores in 48 states, Canada, Puerto Rico, the United Kingdom, Mexico and Japan as of fiscal 2000 year-end. The Company directly imports merchandise from over 60 countries around the world and designs proprietary assortments that become exclusive Pier 1 Imports offerings. The Company reported record sales of $1,231.1 million for fiscal 2000. Net income was $74.7 million, or $.75 per diluted share.

FISCAL YEARS ENDED FEBRUARY 26, 2000 AND FEBRUARY 27, 1999

    During fiscal 2000, net sales increased $92.5 million to $1,231.1 million, or 8.1% above the sales level achieved in fiscal 1999. Same-store sales for fiscal 2000 grew 2.7%. The growth in sales was largely attributable to a net increase of 33 new North American stores in fiscal 2000. In fiscal 1999, the Company began to experience a slow down in same-store sales growth, with same-store sales of 3.2%, a trend that continued into the first and second quarters of fiscal 2000. The lower same-store sales gains appeared to be the product of an overly aggressive pricing strategy that was not well received by customers. As a result, the Company initiated a new value pricing strategy in the first quarter of fiscal 2000. This strategy was geared toward reducing prices to a more competitive level in certain merchandise categories, especially in decorative accessories and housewares. Throughout fiscal year 2000, the Company reduced prices on approximately 15% of its merchandise. In addition, the Company began focusing its buying strategy to include more basic merchandise at competitive price points, without sacrificing quality, style or gross margin rates. The results of the Company-initiated value pricing strategy were very positive for the latter half of fiscal 2000, a trend that has continued into fiscal 2001. Net sales increases in fiscal 2000 were driven by sales of furniture, which delivered a 16.2% increase over the previous fiscal year. Additionally, the Company experienced increases for fiscal 2000 in housewares of 9.6%, bed and bath of 5.0% and decorative accessories of 3.9% over the results of fiscal 1999.

    Net new store openings in fiscal 2000 were the primary contributor to sales growth this fiscal year over last fiscal year. The Company opened 63 new stores and closed 30 stores in North America during the fiscal year, bringing the North American store count to 785 at the end of the 2000 fiscal year. Stores worldwide, including North America, Puerto Rico, the United Kingdom, Mexico and Japan, totaled 834 at the end of the 2000 fiscal year compared to 805 at the end of the 1999 fiscal year.

    The Company's proprietary credit card was another important contributor to sales growth, with sales totaling $300.5 million for fiscal 2000. This represented an increase of $24.3 million, or 8.8%, over proprietary credit card sales of $276.2 million for fiscal 1999. During fiscal 2000, proprietary credit card sales accounted for 26.3% of total U.S. store sales compared to 26.0% for the prior fiscal year. Proprietary credit card customers spent an average of $142 per transaction in fiscal 2000 compared to $134 per transaction in fiscal 1999. The Company continues to grow sales on the proprietary credit card by opening new accounts and enhancing customer loyalty with marketing promotions targeted to cardholders.

    Gross profit in fiscal 2000 totaled $512.5 million, an increase of $12.1 million, or 2.4% over fiscal 1999. Expressed as a percentage of sales, the Company's gross profit, after related buying and store occupancy costs, decreased 240 basis points to 41.6% in fiscal 2000 from 44.0% in fiscal 1999. Merchandise margins, as a percentage of sales, decreased 160 basis points to 54.6% in fiscal 2000 from 56.2% in fiscal 1999. The decline in merchandise margins was principally the result of higher ocean freight rates coupled with the value pricing of selected merchandise categories. The Company has negotiated new carrier contracts that should prevent further increases in ocean freight for the next two years. The Company's new value pricing strategy introduced at the beginning of fiscal 2000 also created downward pressure on margins for a majority of the year. Store occupancy costs, as a percentage of sales, increased to 13.0% during fiscal 2000 from 12.2% in fiscal 1999. This increase was primarily caused by two separate sale-leaseback transactions. In June 1998, the Company sold and leased back 25 store properties that it previously owned, which generated rental expense for those stores during the first half of fiscal 2000 compared to the first half of fiscal 1999. The Company also sold and leased back an additional 12 store properties in September 1999. As a result of these sale-leaseback transactions, the Company experienced a reduction in depreciation expense on these store properties which is not a component of store occupancy costs.

    Selling, general and administrative expenses, including marketing, as a percentage of sales, were 28.4% for fiscal 2000, representing a 100 basis point decrease from the 29.4% for fiscal 1999. In total dollars, selling, general and administrative expenses for fiscal 2000 increased $14.8 million over the prior fiscal period. Expenses that normally increase proportionately with sales and number of stores, such as store payroll, equipment rental, supplies and marketing expenses, increased $13.6 million, but declined 50 basis points as a percentage of sales from 20.9% last fiscal year to 20.4% this fiscal year. The slight increase in marketing expenditures was moderated by well-controlled store salaries and other store expenses. In fiscal 1999, the Company replaced leased point of sale equipment with purchased equipment, resulting in a decrease in equipment rental expense and an increase in depreciation expense for fiscal 2000. All other selling, general and administrative expense increased $1.2 million, but also declined 50 basis points as a percentage of sales to 8.0% for fiscal 2000. The dollar increase was largely the result of a non-recurring credit of $1.8 million received in fiscal 1999 as a settlement on a receivable previously deemed uncollectible. Excluding the effect of the non-recurring item from fiscal 1999, other expenses declined for fiscal 2000, primarily the result of lower non-store payroll costs, as a percentage of sales, coupled with a reduction in net credit card costs.

    Depreciation and amortization expense for fiscal 2000 was $40.0 million, or 3.2% of sales, compared to $31.1 million, or 2.7% of sales for fiscal 1999. Increased depreciation expense for fiscal 2000 was primarily the result of increased investments in capital expenditures throughout fiscal 2000 and 1999, the largest of which was the replacement of leased store point of sale equipment with purchased equipment during fiscal 1999. As a result, in fiscal 2000 the Company recorded a full year of depreciation expense on the fiscal 1999 capital expenditures compared to only a partial year of depreciation expense in fiscal 1999. Partially offsetting the increased expense was a reduction of depreciation expense on the stores which the Company opted to sell and lease back in the third quarter of fiscal 2000 and the second quarter of fiscal 1999.

    Operating income declined $11.5 million to $123.2 million, or 10.0% of sales, in fiscal 2000 from $134.7 million, or 11.8% of sales, in fiscal 1999.

    During fiscal 2000, net interest expense was $4.6 million compared to $5.0 million for the prior year. The decline in net interest expense was primarily the result of the repurchases of the Company's 5 3/4% convertible subordinated notes of $28.6 million in fiscal 2000 and $18.3 million in fiscal 1999.

    The Company's effective income tax rate for fiscal 2000 was 37% compared to 38% for fiscal 1999. The decline in the estimated effective income tax rate was attributable to a reduction in state income taxes. The effective income tax rate for fiscal 2001 is expected to remain at 37%.

    Fiscal 2000 net income totaled $74.7 million, representing 6.1% of sales, or $.75 per share on a diluted basis. In fiscal 1999, net income was 7.1% of sales and totaled $80.4 million, or $.77 per share on a diluted basis.

FISCAL YEARS ENDED FEBRUARY 27, 1999 AND FEBRUARY 28, 1998

    Net sales in fiscal 1999 increased $63.2 million to $1,138.6 million, a 5.9% increase over net sales of $1,075.4 million in fiscal 1998. This increase was due to a slight improvement in same-store sales and an increase in the number of North American stores. Compared to the previous fiscal year, same-store sales grew 3.2% in fiscal 1999. This growth was in addition to same-store sales increases of 15.6% in fiscal 1998 and 12.9% in fiscal 1997. The overall slow down in sales growth was primarily due to increased competition with other retailers in certain merchandise categories. However, the Company experienced sales increases in fiscal 1999 over fiscal 1998 of 11.1% in furniture, 8.3% in decorative accessories and 8.6% in bed and bath.

    Throughout the fiscal year, the Company continued its store remodeling and remerchandising programs. In fiscal 1999, those programs provided approximately 200 new and existing stores with an updated store layout and design. The new floor plans and fixture designs assisted in the presentation of a wider merchandise selection. Additionally, the Company opened 63 new stores and closed 30 stores in North America during fiscal 1999. The North American store count was 751 at the end of the 1999 fiscal year compared to 718 at the end of the 1998 fiscal year. Stores worldwide, including North America, Puerto Rico, the United Kingdom, Mexico and Japan, totaled 805 at the end of the 1999 fiscal year.

    Sales on the Company's proprietary credit card totaled $276.2 million in fiscal 1999. This represented an increase of $18.7 million, or 7.2%, over proprietary credit card sales of $257.5 million for the prior fiscal year. Proprietary credit card sales accounted for 26.0% of total U.S. store sales in fiscal 1999. Proprietary credit card customers spent an average of $134 per transaction in fiscal 1999 compared to $129 per transaction in fiscal 1998. The number of active cardholder accounts was approximately 1,085,000 at the end of fiscal 1999. The Company continued to encourage sales on the proprietary credit card through targeted marketing promotions.

    Gross profit, after related buying and store occupancy costs, expressed as a percentage of sales, increased 110 basis points to 44.0% in fiscal 1999 from 42.9% in fiscal 1998. Merchandise margins, as a percentage of sales, improved 130 basis points to 56.2% in fiscal 1999 from 54.9% in fiscal 1998. The improvement in merchandise margins was principally due to increases in the initial markup of merchandise sold. In addition, margins increased because of a decline in lower margin international sales coupled with larger duty refunds and improved freight rates. Partially offsetting this improvement was an increase in clearance and promotional markdowns that were used to facilitate sales of certain seasonal merchandise in the first half of fiscal 1999. Store occupancy costs, as a percentage of sales, increased to 12.2% during fiscal 1999 from 12.0% in fiscal 1998. This increase was largely the result of additional store rental expense due to the sale-leaseback of 25 store properties previously owned by the Company. The sale-leaseback transactions also resulted in a reduction of depreciation expense.

    Expressed as a percentage of sales, selling, general and administrative expenses, including marketing, remained constant at 29.4% for fiscal 1999, when compared to a year earlier. In total dollars, selling, general and administrative expenses for fiscal 1999 increased $18.8 million over the prior fiscal period. Expenses that normally increase proportionately with sales and number of stores, such as store compensation, store equipment rental, supplies and marketing expenses, increased $19.7 million. These variable expenses increased 60 basis points as a percentage of sales for fiscal 1999 compared to fiscal 1998. The increase resulted primarily from higher marketing expenditures related to the Company's expanded network television advertising campaign and the introduction of seasonal direct mail advertising pieces. Variable expenses also rose as a result of continued enhancements to store systems and communications. Partially offsetting the increase in variable expenses was a $0.9 million decrease in other selling, general and administrative expenses. This decrease largely resulted from a $1.8 million settlement of a receivable previously deemed uncollectible.

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

    In late December 1995, the Company was made aware of losses totaling $19.3 million resulting from trading activities in a discretionary account. During fiscal 1998, the Company recovered $11.0 million of the previously reported losses associated with these trading activities. Of this amount, the Company considered $1.9 million as a reimbursement of fiscal 1998 legal fees, resulting in a net recovery of losses associated with trading activities of $9.1 million for fiscal 1998. The Company did not record any income tax benefit on the previously reported losses associated with trading activities and, accordingly, no income tax expense was provided on the net recovery of losses associated with trading activities. See Note 11 of the Notes to Consolidated Financial Statements.

    The Company's effective income tax rate for fiscal 1999 was 38% compared to 40% recorded for fiscal 1998, exclusive of the net recovery of losses associated with trading activities. The decline in the estimated effective income tax rate was due primarily to reduced state income taxes.

    Net income for fiscal 1999 was $80.4 million, or $.77 per share on a diluted basis, compared to net income for fiscal 1998 of $78.0 million, or $.72 per share on a diluted basis. Fiscal 1998 net income before special credits was $68.9 million, or $.64 per share on a diluted basis. The special credits in fiscal 1998 represented the previously described net recovery of losses associated with trading activities.


LIQUIDITY AND CAPITAL RESOURCES

    As of the end of fiscal 2000, the Company's cash and temporary investments totaled $50.4 million, up $8.4 million from a year earlier. During fiscal 2000, the Company's operations generated $119.6 million of cash compared to $95.7 million in fiscal 1999. Inventory levels were up $10.1 million at the end of the fiscal year primarily due to the opening of an additional 33 net new North American stores during fiscal 2000.

    Net cash used in investing activities totaled $39.8 million during fiscal 2000 versus last year's $43.3 million. Capital expenditures for the year totaled $46.0 million. The Company opened 63 new stores in North America and three retail locations in the United Kingdom, requiring $19.0 million of the total amounts expended for capital purchases. Additionally, the Company remodeled 15 stores in fiscal 2000 at a cost of $7.0 million. Continuing the Company's focus on improving floor plans and upgrading fixtures, an additional $8.6 million was invested in existing stores. The Company's retained beneficial interest in its securitized receivables increased $12.8 million as a result of favorable sales trends on the Company's proprietary credit card. Partially offsetting these uses of cash were net proceeds from the disposition of properties of $19.4 million, a majority of which was received in connection with a sale-leaseback transaction occurring in the third quarter of fiscal 2000. In September 1999, the Company sold 12 stores for $19.3 million and in return entered into leases on these properties. The Company deferred a gain of $3.3 million on the sale-leaseback transaction, and the deferred gain is being amortized over the initial lives of the leases.

    The Company expended $43.3 million in fiscal 2000 on share repurchases and cash dividends. The Company paid $31.8 million to repurchase 4,393,300 common shares under the Board of Directors approved stock buyback program. As of the end of the fiscal year, slightly more than five million shares remain authorized for repurchase. Future purchases of common stock will be made through open market or private transactions from time to time depending on prevailing market conditions, the Company's available cash and consideration of any loan covenant restrictions and its corporate credit ratings. During the year, the Company continued to pay dividends to shareholders. Cash used for dividends remained constant at $11.5 million for both fiscal 2000 and fiscal 1999. Subsequently, the Company declared a cash dividend of $.03 per share payable on May 17, 2000 to shareholders of record on May 3, 2000. The Company currently expects to continue to pay cash dividends in fiscal 2001 but to retain most of its future earnings for expansion of the Company's business.

    During fiscal 2000, the Company expended a net $32.2 million to reduce its total long-term debt. The reduction in debt was primarily the result of the Company's repurchase and retirement of $28.6 million principal amount of its 5 3/4% convertible subordinated notes for $28.3 million in cash. These repurchases were made by the Company in open market transactions at an average price of 98.8% of par. No significant gains or losses were recognized on these purchases.

    In February 2000, the Company called its $39.2 million outstanding principal amount of 5 3/4% convertible subordinated notes due October 1, 2003 for redemption on March 23, 2000 at a redemption price of 103% of par. Prior to redemption, $39,164,000 of the notes were converted into 4,764,450 shares of the Company's common stock at a conversion price of $8.22 per share, and $15,000 of the notes were redeemed for cash at a redemption price of 103% of par value. See Notes 5 and 12 of the Notes to Consolidated Financial Statements.

    The Company's current sources of working capital are cash flow from operations, sales of proprietary credit card receivables and bank lines of credit. The bank facilities consist of a $125 million credit facility which expires in 2003, all of which was available at the end of fiscal 2000, and other short-term 364-day bank facilities used principally for the issuance of letters of credit totaling $168.9 million, of which $94.3 million was available at fiscal 2000 year-end. Most of the Company's loan agreements require the Company to maintain certain financial ratios and limit certain investments and distributions to shareholders, including cash dividends and repurchases of common stock. The Company's current ratio was 2.4 to 1 at fiscal 2000 year-end compared to 2.9 to 1 at fiscal 1999 year-end.
Excluding the effect of the call of the Company's 5 3/4% convertible subordinated notes which resulted in a reclassification of these notes from long-term to short-term, the current ratio would have been 3.0 to 1 at fiscal 2000 year-end. The Company's minimum operating lease commitments expected for fiscal 2001 total $126.8 million and the present value of total existing operating lease commitments is $568.5 million. The Company plans to fund these commitments from operating cash flow.

    During fiscal 2000, the Company settled most of its remaining lease guarantee obligations on prior nursery stores of Wolfe Nursery, Inc. ("Wolfe Nursery"), a subsidiary of Sunbelt Nursery Group, Inc. In its April 1998 bankruptcy, Wolfe Nursery rejected all of the leases guaranteed by the Company. The Company has settled lease guarantees within the previously established accrued amounts and believes it has accrued sufficient amounts to cover its financial obligations under the remaining store lease guarantees. The Company expects any cash payments to satisfy the remaining guarantees will be funded through working capital.

    The Company's inventory purchases are made almost entirely in U.S. dollars. When purchase commitments are denominated in foreign currencies, the Company may enter into forward foreign exchange contracts when they are available in order to manage its exposure to foreign currency fluctuations.

    The Company's new store development plan for fiscal 2001 provides for the opening of approximately 65 new North American stores and three retail locations in the United Kingdom. These new stores will require capital expenditures of approximately $19 million. Operating leases are expected to provide financing for new store land and building costs. The Company expects inventory and fixtures for the fiscal 2001 development plan to cost approximately $28 million, and to fund them from operations, working capital and bank lines of credit. Additionally in fiscal 2001, the Company's plans for its North American operations are to completely remodel 15 to 20 existing stores at an approximate cost of $8 million and to upgrade fixtures and floor plans on over 75 stores at a cost of approximately $9 million.
The Company expects 20 to 25 stores to close in fiscal 2001, a majority of which are anticipated to be replaced with a more favorable location within the same market.

    In fiscal 2001 the Company plans to launch its e-commerce store for sales of selected merchandise, including an online clearance store and an enhanced bridal and gift registry program. In fiscal 2000, the Company invested approximately $2 million in this project and may spend up to an additional $2 million in fiscal 2001. The Company expects to launch its improved website in June 2000. Additionally in fiscal 2001, the Company may also consider other development opportunities, including but not limited to acquisitions or strategic alliances with other businesses. The costs of the e-commerce store and other business development plans are expected to be funded by the Company's operations, available cash and bank lines of credit.

    Management believes the funds provided from operations, coupled with the Company's cash position, available lines of credit and sales of its proprietary credit card receivables, are sufficient to meet its foreseeable cash requirements.

MARKET RISK DISCLOSURES

    Market risks relating to the Company's operations result primarily from changes in foreign exchange rates and interest rates. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes and is not a party to any leveraged derivatives.

    The Company periodically enters into forward foreign exchange contracts to hedge some of its foreign currency exposure. The Company uses such contracts to hedge exposures to changes in foreign currency exchange rates, primarily Italian Lira and British Pounds, associated with purchases denominated in foreign currencies. Gains and losses on these contracts are deferred and recognized as an adjustment of the transaction price when it occurs. Forward contracts generally have maturities not exceeding six months. At February 26, 2000, the notional amount of the Company's foreign currency derivative instruments totaled approximately $5.6 million with a negligible fair market value.

    The Company manages its exposure to changes in interest rates by optimizing the use of variable and fixed rate debt. The Company had $25.0 million of variable rate borrowings at February 26, 2000. A hypothetical 10% adverse change would have a negligible impact on the Company's earnings and cash flows.

    Collectively, the Company's exposure to these market risk factors was not significant and had not materially changed from February 27, 1999.

IMPACT OF YEAR 2000 ISSUES

    The Year 2000 issue has not had a material adverse effect on the Company. The Company's information systems are operating effectively. At this time, the Company is not aware of any vendors or principal suppliers that are not Year 2000 compliant; however, it will continue to maintain contingency plans with respect to its third-party relationships. During fiscal 2000, the Company incurred costs totaling $2.3 million related to Year 2000 remediation efforts. Costs incurred prior to fiscal 2000 totaled approximately $3.0 million.

IMPACT OF INFLATION AND CHANGING PRICES

    Inflation has not had a significant impact on the operations of the Company during the preceding three years.

IMPACT OF NEW ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting guidelines for derivatives and requires the Company to record all derivatives as assets or liabilities on the balance sheet at fair value. This statement is effective for the Company beginning in fiscal 2002. The Company is analyzing the implementation requirements and does not anticipate that the adoption of SFAS No. 133 will have a material impact on the Company's consolidated balance sheets or statements of operations, shareholders' equity and cash flows.

FORWARD-LOOKING STATEMENTS

    Except for historical information, certain matters discussed in this annual report may constitute "forward-looking statements" that are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company may also make forward-looking statements in other reports filed with the Securities and Exchange Commission and in material delivered to the Company's shareholders. Forward-looking statements provide current expectations of future events based on certain assumptions. These statements encompass information that does not directly relate to any historical or current fact and often may be identified with words such as "anticipates," "believes," "expects," "estimates," "intends," "plans," "projects" and other similar expressions. Management's expectations and assumptions regarding planned store openings, financing of Company obligations from operations and other future results are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Risks and uncertainties that may affect Company operations and performance include, among others, the general strength of the economy and levels of consumer disposable income, the strength of new home construction and sales of existing homes, the ability of the Company to import merchandise from foreign countries without significantly restrictive tariffs, duties or quotas and the ability of the Company to ship items from foreign countries at reasonable rates in timely fashion. The foregoing risks and uncertainties are in addition to others discussed elsewhere in this annual report.

                       REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Pier 1 Imports, Inc.

     We have audited the accompanying consolidated balance sheets of Pier 1 Imports, Inc. as of February 26, 2000 and February 27, 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended February 26, 2000. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pier 1 Imports, Inc. at February 26, 2000 and February 27, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 26, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

Fort Worth, Texas
April 3, 2000

                            Pier 1 Imports, Inc.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                   (in thousands except per share amounts)

                                                     Year Ended
                                        ---------------------------------
                                          2000        1999         1998
                                       ----------  ----------    --------
Net sales                              $1,231,095  $1,138,590  $1,075,405

Operating costs and expenses:
  Cost of sales (including buying and
    store occupancy)                      718,547     638,173     613,937
  Selling, general and administrative
    expenses                              349,394     334,629     315,788
  Depreciation and amortization            39,973      31,130      23,946
                                       ----------  ----------    --------
                                        1,107,914   1,003,932     953,671
                                       ----------  ----------    --------
      Operating income                    123,181     134,658     121,734

Nonoperating (income) and expenses:
  Interest and investment income           (2,349)     (2,868)     (1,880)
  Interest expense                          6,918       7,916       8,704
  Recovery of losses associated with
    trading activities                         --          --      (9,101)
                                       ----------  ----------    --------
                                            4,569       5,048      (2,277)
                                       ----------  ----------    --------
      Income before income taxes          118,612     129,610     124,011

Provision for income taxes                 43,887      49,253      45,964
                                       ----------  ----------    --------

Net income                                $74,725     $80,357     $78,047
                                           ======      ======      ======
Basic earnings per share:                    $.78        $.82        $.77
                                             ====        ====        ====
Diluted earnings per share:                  $.75        $.77        $.72
                                             ====        ====        ====

The accompanying notes are an integral part of these financial statements.

                            Pier 1 Imports, Inc.
                         CONSOLIDATED BALANCE SHEETS
                      (in thousands except share data)

                                                         2000      1999
                                                       --------  --------
ASSETS

Current assets:
  Cash, including temporary investments of $39,898
    and $32,434, respectively                          $ 50,376  $ 41,945
  Beneficial interest in securitized
    receivables                                          53,820    41,000
  Accounts receivable, net of allowance for doubtful
    accounts of $44 and $230, respectively                5,637     9,060
  Inventories                                           268,906   258,773
  Prepaid expenses and other current assets              36,541    31,165
                                                       --------  --------
      Total current assets                              415,280   381,943

Properties, net                                         213,032   226,262
Other assets                                             42,398    45,786
                                                       --------  --------
                                                       $670,710  $653,991
                                                       ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable and current portion of long-term debt $  39,179    $  350
  Accounts payable and accrued liabilities              136,787   129,482
                                                       --------  --------
      Total current liabilities                         175,966   129,832

Long-term debt                                           25,000    96,008
Other non-current liabilities                            29,081    24,257

Shareholders' equity:
  Common stock, $1.00 par, 500,000,000 shares
    authorized, 100,779,000 issued                      100,779   100,779
  Paid-in capital                                       155,711   159,631
  Retained earnings                                     264,678   201,457
  Cumulative other comprehensive income                  (1,536)   (1,850)
  Less--6,949,000 and 3,107,000 common shares in
    treasury, at cost, respectively                     (78,668)  (54,654)
  Less--unearned compensation                              (301)   (1,469)
                                                       --------  --------
                                                        440,663   403,894
Commitments and contingencies
                                                       --------  --------
                                                       $670,710  $653,991
                                                       ========  ========

The accompanying notes are an integral part of these financial statements.

                            Pier 1 Imports, Inc.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (in thousands)

                                                     Year Ended
                                             ----------------------------
                                               2000      1999      1998
                                             --------  --------  --------
Cash flow from operating activities:
  Net income                                 $ 74,725  $ 80,357  $ 78,047
  Adjustments to reconcile to net cash
    provided by operating activities:
    Depreciation and amortization              39,973    31,130    23,946
    Deferred taxes and other                   11,033    (2,575)    1,281
    Change in cash from:
      Inventories                             (10,133)  (24,103)  (13,617)
      Accounts receivable and other
        current assets                            586     2,500   (10,302)
      Accounts payable and accrued expenses     8,962    12,826    25,031
      Other assets, liabilities and
        other, net                             (5,528)   (4,409)    2,468
                                             --------  --------  --------

        Net cash provided by operating
          activities                          119,618    95,726   106,854
                                             --------  --------  --------
Cash flow from investing activities:
  Capital expenditures                        (45,984)  (78,055)  (49,854)
  Proceeds from disposition of properties      19,425    36,408     8,856
  Net (cost) proceeds from disposition of
    Sunbelt Nursery Group, Inc. properties       (439)     (597)    3,905
  Acquisitions                                     --    (4,235)   (1,003)
  Beneficial interest in securitized
    receivables                               (12,820)    3,145    (6,106)
                                             --------  --------  --------
        Net cash used in investing
          activities                          (39,818)  (43,334)  (44,202)
                                             --------  --------  --------
Cash flow from financing activities:
  Cash dividends                              (11,504)  (11,522)   (8,934)
  Purchases of treasury stock                 (31,806)  (65,777)  (10,228)
  Proceeds from issuance of long-term debt      4,035        --        --
  Repayments of long-term debt                (36,242)  (20,325)       --
  Proceeds from stock options exercised,
    stock purchase plan and other, net          4,148     6,448     4,959
                                             --------  --------  --------

        Net cash used in financing
          activities                          (71,369)  (91,176)  (14,203)
                                             --------  --------  --------
Change in cash and cash equivalents             8,431   (38,784)   48,449
Cash and cash equivalents at beginning
  of year                                      41,945    80,729    32,280
                                             --------  --------  --------
Cash and cash equivalents at end of year     $ 50,376  $ 41,945  $ 80,729
                                             ========  ========  ========

Supplemental cash flow information:
  Interest paid                              $  7,137  $  7,929  $  8,344
                                             ========  ========  ========
  Income taxes paid                          $ 40,883  $ 43,084  $ 40,783
                                             ========  ========  ========

The accompanying notes are an integral part of these financial statements.

                                                       Pier 1 Imports, Inc.
                                          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                              (in thousands except per share amounts)

                                                                          Cumulative
                                                                             Other                                      Total
                                            Common   Paid-in    Retained Comprehensive  Treasury      Unearned      Shareholders'
                                             Stock   Capital    Earnings     Income       Stock     Compensation       Equity
                                           --------  --------   -------- -------------  ---------   ------------   --------------
Balance March 1, 1997                       $45,361  $166,475   $118,721     ($1,385)    ($5,437)       ($687)        $323,048

Comprehensive income:

  Net income                                     --        --     78,047          --          --           --           78,047
  Other comprehensive income, net of tax:
    Currency translation adjustments             --        --         --         277          --           --              277
                                                                                                                      --------
Comprehensive income                                                                                                    78,324
                                                                                                                      --------
Purchases of treasury stock                      --        --         --          --     (10,228)          --          (10,228)
Restricted stock grant and amortization          --       291         --          --       2,664       (2,345)             610
Stock purchase plan, exercise of stock
  options and other                              --        51         --          --       9,852           --            9,903
Cash dividends ($.09 per share)                  --        --     (8,934)         --          --           --           (8,934)
Three for two stock split                    22,541        --    (22,489)         --          --          (52)              --
Conversion of 5 3/4% convertible debt             1         7         --          --          --           --                8
                                           --------  --------   --------     -------    --------      -------         --------
Balance February 28, 1998                    67,903   166,824    165,345      (1,108)     (3,149)      (3,084)         392,731
                                           --------  --------   --------     -------    --------      -------         --------
Comprehensive income:

  Net income                                     --        --     80,357          --          --           --           80,357
  Other comprehensive income, net of tax:
    Currency translation adjustments             --        --         --        (742)         --           --             (742)
                                                                                                                      --------
Comprehensive income                                                                                                    79,615
                                                                                                                      --------
Purchases of treasury stock                      --        --         --          --     (65,777)          --          (65,777)
Restricted stock grant and amortization          --        --         --          --          --        1,758            1,758
Stock purchase plan, exercise of stock
  options and other                              --    (7,308)        --          --      14,272           --            6,964
Cash dividends ($.12 per share)                  --        --    (11,522)         --          --           --          (11,522)
Three for two stock split                    32,866        --    (32,723)         --          --         (143)              --
Conversion of 5 3/4% convertible debt            10       115         --          --          --           --              125
                                           --------  --------   --------     -------    --------      -------         --------
Balance February 27, 1999                   100,779   159,631    201,457      (1,850)    (54,654)      (1,469)         403,894
                                           --------  --------   --------     -------    --------      -------         --------
Comprehensive income:

  Net income                                     --        --     74,725          --          --           --           74,725
  Other comprehensive income, net of tax:
    Currency translation adjustments             --        --         --         314          --           --              314
                                                                                                                      --------
Comprehensive income                                                                                                    75,039
                                                                                                                      --------
Purchases of treasury stock                      --        --         --          --     (31,806)          --          (31,806)
Restricted stock grant and amortization          --       709         --          --      (1,392)       1,168              485
Stock purchase plan, exercise of stock
  options and other                              --    (4,629)        --          --       9,184           --            4,555
Cash dividends ($.12 per share)                  --        --    (11,504)         --          --           --          (11,504)
                                           --------  --------   --------     -------    --------      -------         --------

Balance February 26, 2000                  $100,779  $155,711   $264,678     ($1,536)   ($78,668)       ($301)        $440,663
                                           ========  ========   ========     =======    ========      =======         ========

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization - Pier 1 Imports, Inc. is one of North America's largest specialty retailers of imported decorative home furnishings, gifts and related items, with retail stores located in the United States, Canada, Puerto Rico, the United Kingdom, Mexico and Japan. Concentrations of risk with respect to sourcing the Company's inventory purchases are limited due to the large number of vendors or suppliers and their geographic dispersion around the world. The Company sources its largest amount of imported inventory from China. Management believes that alternative merchandise could be obtained from manufacturers in other countries over time.

     Basis of consolidation - The consolidated financial statements of Pier
1 Imports, Inc. and its consolidated subsidiaries (the "Company") include the accounts of all subsidiary companies except Pier 1 Funding, LLC, which is a non-consolidated, bankruptcy remote, securitization subsidiary. See
Note 2 of the Notes to Consolidated Financial Statements. Material intercompany transactions and balances have been eliminated.

     Use of estimates - Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Reclassifications - Certain reclassifications have been made in the prior years' consolidated financial statements to conform to the fiscal 2000 presentation.

     Fiscal periods - The Company utilizes 5-4-4 (week) quarterly accounting periods with the fiscal year of 52 weeks ending on the Saturday nearest the last day of February. Fiscal 2000 ended February 26, 2000, fiscal 1999 ended February 27, 1999 and fiscal 1998 ended February 28, 1998.

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

     The Company enters into forward foreign exchange contracts with major financial institutions and continually monitors its positions with, and the credit quality of, these counterparties to its off balance sheet financial instruments. The Company does not expect non-performance by any of the counterparties, and any losses incurred in the event of non-performance would not be material.

     Beneficial interest in securitized receivables - In February 1997, the Company sold all of its proprietary credit card receivables to a special purpose wholly-owned subsidiary, Pier 1 Funding, Inc., predecessor to Pier 1
Funding, LLC ("Funding"), which transferred the receivables to the Pier 1
Imports Credit Card Master Trust (the "Master Trust"). The Master Trust issues beneficial interests in the Master Trust that represent undivided interests in the assets of the Master Trust consisting of the transferred receivables and all proceeds of such receivables. The beneficial interests in the Master Trust include the interests retained by Funding which are represented by the Class B Certificates ($14.1 million) and the residual interest in the Master Trust (the excess of the principal amount of receivables held in the Master Trust over the portion represented by the certificates sold to investors and the Class B Certificates). Due to the short-term revolving nature of the credit card portfolio, the carrying value of the Company's interests in the Master Trust approximates fair value.

     Inventories - Inventories are comprised primarily of finished merchandise and are stated at the lower of average cost or market; cost is determined principally on a weighted average method.

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

     Revenue recognition - The Company recognizes revenue at the point of sale or at the time the merchandise is shipped to the customer. Revenue from gift certificates and merchandise credits is deferred until redemption.
Merchandise refunds are reported at the time of return, as the effect of returns is not significant to the Company's operating results.

     Advertising costs - All advertising costs are expensed the first time the advertising takes place. Advertising costs were $54,970,000, $47,491,000 and $40,630,000 in fiscal 2000, 1999 and 1998, respectively.
The amounts of prepaid advertising at the end of fiscal years 2000 and 1999 were $727,000 and $1,557,000, respectively.

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

     Stock-based compensation - The Company grants stock options and restricted stock for a fixed number of shares to employees with stock option exercise prices equal to the fair market value of the shares on the date of grant. The Company continues to account for stock option grants and restricted stock grants in accordance with Accounting Principles Board
("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.

     Earnings per share - Basic earnings per share amounts were determined by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share amounts were similarly computed, but included the effect, when dilutive, of the Company's weighted average number of stock options outstanding and the average number of common shares that would be issuable upon conversion of the Company's convertible securities. To determine diluted earnings per share, interest and amortization of debt issue costs, net of any applicable taxes, have been added back to net income to reflect assumed conversions.

     Earnings per share amounts have been adjusted to reflect the effects of the three for two stock splits, effected in the form of stock dividends, distributed July 29, 1998 and July 30, 1997 and are calculated as follows
(in thousands except per share amounts):

                                                2000      1999      1998
                                              --------  --------  --------
Net income                                    $ 74,725  $ 80,357  $ 78,047
  Plus interest and debt issue costs, net of
    tax, on the assumed conversion of the
    5 3/4% subordinated notes                    2,237     3,083     3,245
                                              --------  --------  --------
Diluted net income                            $ 76,962  $ 83,440  $ 81,292
                                              ========  ========  ========
Average shares outstanding:
Basic                                           95,766    98,120   101,088
  Plus assumed exercise of stock options           644     1,101     1,303
  Plus assumed conversion of the
    5 3/4% subordinated notes                    6,887     9,643    10,489
                                               -------   -------   -------
Diluted                                        103,297   108,864   112,880
                                               =======   =======   =======
Earnings per share:
Basic                                             $.78      $.82      $.77
                                                  ====      ====      ====
Diluted                                           $.75      $.77      $.72
                                                  ====      ====      ====

     Stock options for which the exercise price was greater than the average market price of common shares were not included in the computation of diluted earnings per share as the effect would be antidilutive. At the end of fiscal years 2000 and 1999, there were 1,157,025 and 1,543,500, respectively, stock options outstanding with exercise prices greater than the average market price of common shares. No stock options were outstanding with exercise prices greater than the average market price of common shares as of fiscal 1998 year-end.

     Impact of recently issued accounting standards - In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial
Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting guidelines for derivatives and requires the Company to record all derivatives as assets or liabilities on the balance sheet at fair value.
This statement is effective for the Company beginning in fiscal 2002.  The
Company is analyzing the implementation requirements and does not anticipate that the adoption of SFAS No. 133 will have a material impact on the Company's consolidated balance sheets or statements of operations, shareholders' equity and cash flows.

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

     As of fiscal 2000 year-end, the Company had approximately 4,000,000 proprietary cardholders and approximately 1,022,000 customer credit accounts considered active (accounts with a purchase within the previous 12 months).
The Company's proprietary credit card sales accounted for 26.3% of total
U.S. store sales in fiscal 2000. A summary of the Company's proprietary credit card results for each of the last three fiscal years follows (in thousands):

                                                2000      1999      1998
                                              --------  --------  --------
Income:
  Finance charge income, net of debt
    service costs                            $  16,780  $ 15,117  $ 12,338
  Insurance and other income                       287       314       303
                                              --------  --------  --------
                                                17,067    15,431    12,641
                                              --------  --------  --------
Costs:
  Processing fees                               10,763     9,456     8,739
  Bad debts                                      4,664     6,356     6,845
                                              --------  --------  --------
                                                15,427    15,812    15,584
                                              --------  --------  --------
    Net proprietary credit card
      income (expense)                        $  1,640  $   (381) $ (2,943)
                                              ========  ========  ========
Proprietary credit card sales                 $300,462  $276,184  $257,518
                                              ========  ========  ========
Costs as a percent of proprietary credit
  card sales                                     5.13%     5.73%     6.05%
                                                 =====     =====     =====
Gross proprietary credit card receivables
  at year-end                                 $100,095  $ 87,601  $ 90,930
                                              ========  ========  ========
Proprietary credit card sales as a percent
  of total U.S. store sales                      26.3%     26.0%     25.9%
                                                 =====     =====     =====

  In February 1997, the Company securitized its entire portfolio of proprietary credit card receivables (the "Receivables"). The Company sold all existing Receivables to a special purpose wholly-owned subsidiary, Pier
1 Funding, Inc., predecessor to Pier 1 Funding, LLC ("Funding"), which transferred the Receivables to the Pier 1 Imports Credit Card Master Trust
(the "Master Trust").  The Master Trust issues beneficial interests in the
Master Trust that represent undivided interests in the assets of the Master
Trust consisting of the Receivables and all proceeds of the Receivables. On a daily basis, the Company sells to Funding for transfer to the Master Trust all newly generated Receivables, except those failing certain eligibility criteria, and receives as the purchase price payments of cash (funded from the amount of undistributed principal collections from the Receivables in the Master Trust) and residual interests in the Master Trust. The Company has no obligation to reimburse Funding, the Master Trust or purchasers of any certificates issued by the Master Trust for credit losses from the Receivables.

  Funding was capitalized by the Company as a special purpose wholly-owned subsidiary that is subject to certain covenants and restrictions, including a restriction from engaging in any business or activity unrelated to acquiring and selling interests in receivables. Neither Funding nor the Master Trust is consolidated with the Company.

  In the initial sale of the Receivables, the Company sold $84.1 million of the Receivables and received $49.6 million in cash and $34.1 million in beneficial interests in the Master Trust. The Master Trust sold to third parties $50.0 million of Series 1997-1 Class A Certificates, which bear interest at 6.74% and mature in May 2002. Funding retained $14.1 million of Series 1997-1 Class B Certificates, which are currently non-interest bearing and subordinated to the Class A Certificates. Funding also retained the residual interest in the Master Trust. As of February 26, 2000 and February
27, 1999, the Company had $53.8 million and $41.0 million, respectively, in beneficial interests in the Master Trust. Beginning in October 2001, unless pre-funded through a new series of certificates, principal collections of Receivables allocable to Series 1997-1 Certificates will be used to amortize the outstanding balances of the Series 1997-1 Certificates and will not be available to fund the purchase of new receivables being transferred from the Company.

  In October 1997, the Master Trust issued Series 1997-2 variable funding certificates which mature in October 2002. The 1997-2 Class A Certificates may be issued and repaid from time to time in increments of $1.0 million that bear interest at either a fixed spread over LIBOR or the A-1/P-1 commercial paper rate plus program and administrative fees. The maximum amount of 1997-2 Class A Certificates that may be issued varies with the amount of Receivables in the Master Trust, but may not exceed $50.0 million.
As of February 26, 2000, $18.7 million was the maximum amount available to be drawn on the 1997-2 Class A Certificates. Funding retained the 1997-2
Class B Certificates which are non-interest bearing and are subordinated to the Class A Certificates and will be issued in amounts equal to 11.7% of the corresponding Class A Certificates. As of February 26, 2000, no amounts were outstanding related to the 1997-2 Class A Certificates.

  In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and
Servicing of Financial Assets and Extinguishments of Liabilities." This statement provides guidance for distinguishing transfers of financial assets
(securitizations) that are sales from transfers that are secured borrowings which occurred after December 31, 1996. The Company's securitization, as discussed above, was accounted for as a sale in accordance with SFAS No.
125. The Company expects no material impact on net income in future years as a result of the sale, although the precise amounts will be dependent on a number of factors such as interest rates and levels of securitization.

NOTE 3 - PROPERTIES

  Properties are summarized as follows at February 26, 2000 and February 27, 1999 (in thousands):

                                                            2000    1999
                                                        --------  --------
Land                                                    $ 22,384  $ 31,620
Buildings                                                 59,761    67,253
Equipment, furniture and fixtures                        183,313   166,460
Leasehold interests and improvements                     157,801   144,153
                                                        --------  --------
                                                         423,259   409,486
Less accumulated depreciation and
   amortization                                          210,227   183,224
                                                        --------  --------
      Properties, net                                   $213,032  $226,262
                                                        ========  ========

NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES/OTHER NON-CURRENT
LIABILITIES

     The following is a summary of accounts payable and accrued liabilities and other non-current liabilities at February 26, 2000 and February 27, 1999
(in thousands):

                                                           2000      1999
                                                        --------  --------
Trade accounts payable                                  $ 57,203  $ 52,231
Accrued payroll and other employee-related
   liabilities                                            23,515    26,345
Accrued taxes, other than income                          13,073    10,267
Gift certificates and merchandise credits
   outstanding                                            15,494    12,406
Accrued income taxes payable                              12,152     9,793
Other                                                     15,350    18,440
                                                        --------  --------
      Accounts payable and accrued liabilities          $136,787  $129,482
                                                        ========  ========

Accrued average rent                                    $ 16,260  $ 15,269
Other                                                     12,821     8,988
                                                        --------  --------
      Other non-current liabilities                     $ 29,081  $ 24,257
                                                        ========  ========

NOTE 5 - LONG-TERM DEBT AND AVAILABLE CREDIT

   Long-term debt is summarized as follows at February 26, 2000 and February
27, 1999 (in thousands):
                                                          2000      1999
                                                        --------  --------
Industrial revenue bonds                                 $25,000   $25,000
5 3/4% convertible subordinated notes                     39,179    67,802
Other                                                         --     3,556
                                                         -------  --------
                                                          64,179    96,358
Less - portion due within one year                        39,179       350
                                                         -------  --------
   Long-term debt                                        $25,000   $96,008
                                                        ========  ========

     In fiscal 1987, the Company entered into industrial revenue development bond loan agreements aggregating $25 million which mature in the year 2026.
Proceeds were used to construct three warehouse distribution facilities.
These bonds are seven-day lower floater put bonds, and interest rates float with market rates for similar tax-exempt debt issues. The Company's weighted average interest rates were 4.8% and 4.9% for fiscal 2000 and 1999, respectively. Interest is payable monthly.

     In September 1996, the Company issued $86.3 million principal amount of 5 3/4% convertible subordinated notes due October 1, 2003. The notes were convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of common stock of the Company at a conversion price of $8.22 per share (adjusted for the three for two stock splits, effected in the form of stock dividends, distributed July 29, 1998 and July
30, 1997). The Company had the option to redeem the notes, in whole or in part, on or after October 2, 1999, at a redemption price (expressed as a percentage of principal amount) of 103% of par value which was scheduled to decline annually to 100% of par value at the maturity date. In the event of a change of control, holders of these notes could have, at their option, required the Company to repurchase all or any portion of the principal amount. During fiscal 2000 and fiscal 1999, the Company purchased and retired $28.6 million and $18.3 million principal amount, respectively, of these notes at an average price of 98.8% and 99.8% of par, respectively.
Interest on the notes was payable semiannually on April 1 and October 1 of each year. In February 2000, the Company announced its intention to call the remaining $39.2 million outstanding principal amount of these notes for redemption on March 23, 2000. The notes were convertible into common stock of the Company at any time prior to the close of business on March 22, 2000, at a conversion price of $8.22 per share. During March 2000, $39,164,000 of the notes were converted into 4,764,450 shares of the Company's common stock and $15,000 of the notes were redeemed for cash. See Note 12 of the Notes to Consolidated Financial Statements.

     Long-term debt matures as follows (in thousands):

         Fiscal 2001                                     $39,179
                2002                                          --
                2003                                          --
                2004                                          --
                2005                                          --
                Thereafter                                25,000
                                                         -------
                                                         $64,179
                                                         =======

     In November 1998, the Company replaced its three-year, $65 million competitive advance and revolving credit facility with a five-year $125 million unsecured credit facility which expires in 2003. The interest rate on borrowings is determined based upon a spread to LIBOR that varies depending upon either the Company's senior debt rating or leverage ratio.
At fiscal 2000 year-end, all of the new credit facility was available.

     The Company has other lines of credit which total approximately $168.9 million. The lines may be used for short-term working capital requirements and/or merchandise letters of credit. At fiscal 2000 year-end, approximately $74.6 million had been utilized for letters of credit, leaving
$94.3 million in available lines of credit. The weighted average interest rate on short-term working capital loans outstanding was 6.0% for fiscal
1999.  The Company had no short-term working capital loans during fiscal
2000.

     Most of the Company's loan agreements require that the Company maintain certain financial ratios and limit specific payments and equity distributions including cash dividends, loans to shareholders and repurchases of common stock.

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     As of February 26, 2000 and February 27, 1999, the fair values of the 5
3/4% convertible notes were $40.4 million and $81.7 million, respectively, compared to the recorded values of $39.2 million and $67.8 million, respectively. The fair value of these debentures was estimated based on the quoted market values as of February 26, 2000 and February 27, 1999 for the debentures. There are no other significant assets or liabilities with a fair value different from the recorded value.

     At February 26, 2000, the Company had approximately $5.6 million of forward foreign exchange contracts outstanding with negligible fair values and with maturities ranging from one to six months.

NOTE 7 - EMPLOYEE BENEFIT PLANS

     In 1986, the Company adopted a qualified, defined contribution employee retirement plan. All full- and part-time personnel who are at least 21 years old, have been employed for a minimum of 12 months and have worked
1,000 hours in the preceding 12 months are eligible to participate in the plan. Employees contributing from 1% to 5% of their compensation receive matching Company contributions of up to 3%. Company contributions to the plan were $1,753,000, $1,653,000 and $1,573,000 in fiscal 2000, 1999 and
1998, respectively.

     In addition, a non-qualified retirement savings plan is available for the purpose of providing deferred compensation for certain employees whose benefits under the qualified plan are limited under Section 401(k) of the Internal Revenue Code. The Company's expense for this non-qualified plan was not significant for fiscal 2000, 1999 and 1998.

     The Company maintains supplemental retirement plans ("the Plans") for certain of its executive officers. The Plans provide that upon death, disability or reaching retirement age, a participant will receive benefits based on highest compensation and years of service. The Company recorded expenses related to the Plans of $1,409,000, $1,633,000 and $1,185,000 in fiscal 2000, 1999 and 1998, respectively.

NOTE 8 - MATTERS CONCERNING SHAREHOLDERS' EQUITY

     Stock splits - On July 29, 1998 and July 30, 1997, the Company distributed 32,866,000 and 22,541,000 common shares, respectively, pursuant to the three for two stock splits, effected in the form of 50% common stock dividends, to shareholders of record on July 15, 1998 and July 16, 1997, respectively.

     Stock purchase plan - Substantially all employees and Directors are eligible to participate in the Pier 1 Imports, Inc. Stock Purchase Plan under which the Company's common stock is purchased on behalf of employees at market prices through regular payroll deductions. Each employee participant may contribute up to 10% of the eligible portions of compensation and Directors may contribute part or all of their directors' fees. The Company contributes from 10% to 100% of the participants' contributions, depending upon length of participation and date of entry into the plan. Company contributions to the plan were $954,000, $1,032,000 and $1,037,000 in fiscal years 2000, 1999 and 1998, respectively.

     Restricted stock grant plans - In fiscal 1998, the Company issued
238,500 shares of its common stock to key officers pursuant to a Management
Restricted Stock Plan which provides for the issuance of up to 415,600 shares. The restricted stock grants will vest over a four-to-ten year period of continued employment. The fair value at the date of grant of these restricted stock shares is being expensed over the aforementioned specified vesting periods. The fair value at the date of grant of the restricted shares granted in fiscal 1998 was $3,000,000. Shares not vested are returned to the plan if employment is terminated for any reason. To date, 107,184 shares have been returned to the plan.

     In fiscal 1991, the Company issued 726,804 shares of its common stock to key officers pursuant to a Restricted Stock Grant Plan which provided for the issuance of up to 1,037,214 shares. These shares vest, and the fair value at the date of grant is expensed, over a ten year period of continued employment. Unvested shares are returned to the plan upon employment termination. As of February 26, 2000, 407,742 shares have been returned to the plan. In fiscal 2000, the Restricted Stock Grant Plan was terminated by the Board of Directors and is no longer available for issuance of common stock to key officers. The final vesting period was March 2000.

     Total compensation expense for both of the restricted stock grant plans was $485,000, $1,759,000 and $943,000 for fiscal 2000, 1999 and 1998, respectively.

     Stock option plans - In June 1999, the Company adopted the Pier 1
Imports, Inc. 1999 Stock Plan (the "Plan"). The Plan will ultimately replace the Company's two previous stock option plans, which were the 1989
Employee Stock Option Plan (the "Employee Plan") and the 1989 Non-Employee
Director Stock Option Plan (the "Director Plan").

     The Plan provides for the granting of options to directors and employees with an exercise price not less than the fair market value of the common stock on the date of the grant. Options may be either Incentive
Stock Options authorized under Section 422 of the Internal Revenue Code or non-qualified options, which do not qualify as Incentive Stock Options.
Current director compensation provides for non-qualified options covering
6,000 shares to be granted once each year to each non-employee director.
Additionally the Plan authorizes a Director Deferred Stock Program. As the program is currently implemented by the Board of Directors, each director must defer a minimum of 50% and may defer up to 100% of the director's cash fees into a deferred stock account. The amount deferred receives a 50% matching contribution from the Company. The Plan provides that a maximum of 7,000,000 shares of common stock may be issued under the Plan, of which not more than 250,000 may be issued in exchange for deferred stock units.
Options issued to non-director employees vest equally over a period of four years while directors' options are fully vested upon date of issuance.
Additionally, employee options will fully vest upon retirement or, under certain conditions, a change in control of the Company. As of February 26, 2000, there were 5,141,276 shares available for grant under the Plan, of which 227,638 may be used for deferred stock issuance. Additionally, outstanding options covering 45,000 shares were exercisable and 22,362 shares were issuable in exchange for deferred stock units. The Plan will expire in June 2009, and the Board of Directors may at any time suspend or terminate the Plan or amend the Plan, subject to certain limitations.

     Under the Employee Plan, options may be granted to qualify as Incentive
Stock Options under Section 422 of the Internal Revenue Code or as non-qualified options. Most options issued under the Employee Plan vest over a period of four to five years. As of February 26, 2000 and February 27, 1999, outstanding options covering 2,107,953 and 1,701,467 shares were exercisable and 747,409 and 296,722 shares were available for grant, respectively. The Employee Plan expires in June 2004. The Director Plan expired in fiscal 2000. As of February 26, 2000 and February 27, 1999 outstanding options covering 61,764 and 109,352 shares, respectively, were exercisable under the Director Plan. At the end of fiscal year 1999, 118,718 shares were available for grant; however, due to the expiration of the Director Plan during fiscal 2000, no shares are available for future grants. Both plans were subject to adjustments for stock dividends and certain other changes to the Company's capitalization.

     A summary of stock option transactions related to the stock option plans during the three fiscal years ended February 26, 2000 is as follows
(the summary reflects the effects of the three for two stock splits, effected in the form of stock dividends, distributed July 29, 1998 and July
30, 1997):

                                                                Weighted                             Exercisable Shares
                                                                Average     Weighted Average    -----------------------------
                                                                Exercise     Fair Value at      Number of    Weighted Average
                                                    Shares       Price       Date of Grant       Shares       Exercise Price
                                                  ---------     --------    ----------------    ---------    ----------------
Outstanding at March 1, 1997                      4,311,612      $ 5.31                         1,357,357         $3.55
  Options granted                                   886,500       12.55          $5.18
  Options exercised                                (939,415)       3.93
  Options cancelled or expired                     (269,748)       5.76
                                                  ---------
Outstanding at February 28, 1998                  3,988,949        7.21                         1,350,332          5.16
  Options granted                                 1,550,500       13.27           5.38
  Options exercised                                (662,889)       6.11
  Options cancelled or expired                     (278,730)      10.72
                                                  ---------
Outstanding at February 27, 1999                  4,597,830        9.20                         1,810,819          6.66
  Options granted                                 2,379,500        6.20           3.18
  Options exercised                                (134,936)       4.63
  Options cancelled or expired                     (793,187)      10.63
                                                  ---------
Outstanding at February 26, 2000                  6,049,207        7.94                         2,214,717          7.28
                                                  =========


For shares outstanding at February 26, 2000:
                                                                Weighted
                                                                 Average   Weighted Average     Shares       Weighted Average
                                                    Total       Exercise      Remaining        Currently     Exercise Price -
    Ranges of Exercise Prices                       Shares        Price    Contractual Life   Exercisable   Exercisable Shares
    -------------------------                     ---------     --------   ----------------   -----------   ------------------
        $ 1.81 - $ 4.61                           1,011,884      $ 3.78           4.41           922,469         $ 3.71
        $ 5.81 - $ 5.81                           2,009,000        5.81           9.55             -0-              n/a
        $ 6.25 - $ 8.50                           1,871,748        7.86           7.72           844,048           7.57
        $10.88 - $18.50                           1,156,575       15.39           8.01           448,200          14.06

     The Company accounts for its stock options using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, but is required to disclose the pro forma effect on net income and earnings per share as if the options were accounted for using a fair value-based method of accounting. The fair values for options issued in fiscal 2000, 1999 and 1998 have been estimated as of the date of grant using the Black-Scholes or a similar option pricing model with the following weighted average assumptions for 2000, 1999 and 1998, respectively: risk-free interest rates of 5.79%, 5.14% and 5.76%, expected volatility factors of .5150, .3655 and
 .3465, expected dividend yields of 1.0%, 1.0% and 0.8% and weighted average expected lives of six years from date of grant to date of exercise for all options. For purposes of computing pro forma net income and earnings per share, the fair value of the stock options is amortized on a straight-line basis as compensation expense over the vesting periods of the options. The pro forma effects on net income and earnings per share are as follows (in thousands except per share amounts):

                                       2000      1999      1998
                                     -------   -------   -------

Pro forma net income                 $72,317   $77,891   $76,995
                                     =======   =======   =======

Pro forma basic earnings per share      $.76      $.79      $.76
                                        ====      ====      ====

Pro forma diluted earnings per share    $.72      $.74      $.71
                                        ====      ====      ====

     Option valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.
In addition, the pro forma net income and earnings per share amounts shown above for fiscal 2000, 1999 and 1998 do not include the effect of any grants made prior to fiscal 1996.

     Share purchase rights plan - On December 9, 1994, the Board of
Directors adopted a Share Purchase Rights Plan and declared a dividend of one common stock purchase right (a "Right") payable on each outstanding share of the Company's common stock on December 21, 1994, and authorized the issuance of Rights for subsequently issued shares of common stock. The
Rights, which will expire on December 21, 2004, are initially not exercisable, and until becoming exercisable will trade only with the associated common stock. After the Rights become exercisable, each Right entitles the holder to purchase at a specified exercise price one share of common stock. The Rights will become exercisable after the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding common stock or (ii) 10 business days (or such later date as determined by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender or exchange offer the consummation of which would result in beneficial ownership by a person or group of 15% or more of the outstanding common stock. If the Company were acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power were sold, proper provision would be made so that each Right would entitle its holder to purchase, upon the exercise of the Right at the then current exercise price (currently the exercise price is $14.81), that number of shares of common stock of the acquiring company having a market value of twice the exercise price of the Right. If any person or group were to acquire beneficial ownership of 15% or more of the Company's outstanding common stock, each Right would entitle its holder (other than such acquiring person whose Rights would become void) to purchase, upon the exercise of the Right at the then current exercise price, that number of shares of the Company's common stock having a market value on the date of such 15% acquisition of twice the exercise price of the Right. The Board of Directors may at its option, at any time after such 15% acquisition but prior to the acquisition of more than 50% of the Company's outstanding common stock, exchange all or part of the then outstanding and exercisable
Rights (other than those held by such acquiring person whose Rights would become void) for common stock at an exchange rate per Right of one-half the number of shares of common stock receivable upon exercise of a Right. The
Board of Directors may, at any time prior to such 15% acquisition, redeem all the Rights at a redemption price of $.01 per Right.

     Shares reserved for future issuances - As of February 26, 2000, the Company had approximately 127,363,000 shares reserved for future issuances under the stock plans, conversion of the 5 3/4% convertible subordinated notes due 2003 and the share purchase rights plan. Assuming the conversion of the subordinated notes, the requirement for reserved shares would have been approximately 122,597,000 shares.

NOTE 9 - INCOME TAXES

     The provision for income taxes for each of the last three fiscal years consists of (in thousands):

                                         2000       1999        1998
                                        -------    -------     -------
Federal:
   Current                              $39,463    $47,007     $45,603
   Deferred                                 355     (2,948)     (5,442)
State:
   Current                                1,890      5,112       5,705
   Deferred                               1,370       (378)       (699)
Foreign:
   Current                                  809        460         797
                                        -------    -------     -------
                                        $43,887    $49,253     $45,964
                                        =======    =======     =======

     Deferred tax assets (liabilities) at February 26, 2000 and February 27,
1999 are comprised of the following (in thousands):

                                                   2000       1999
                                                  -------    -------
Deferred tax assets:
   Capital loss carryforwards                     $    --    $ 1,248
   Inventory                                        4,339      3,491
   Deferred compensation                            5,268      5,661
   Accrued average rent                             7,254      6,922
   Losses on a foreign
      subsidiary                                    2,497      2,093
   Self insurance reserves                          2,049      3,841
   Fixed assets, net                                  441         --
   Other                                            1,637      2,351
                                                 --------   --------
                                                   23,485     25,607
Valuation allowance                                (1,916)    (2,090)
                                                 --------   --------
      Total deferred tax assets                    21,569     23,517
                                                 --------   --------
Deferred tax liabilities:
   Fixed assets, net                                   --       (223)
                                                  -------    -------
      Total deferred tax liabilities                   --       (223)
                                                  -------    -------
Net deferred tax assets                           $21,569    $23,294
                                                  =======    =======

     The Company has settled and closed all Internal Revenue Service examinations of the Company's tax returns for all years through fiscal 1997.
Federal income tax returns for fiscal years 1998 and 1999 are currently under examination. The Company does not anticipate that adjustments, if any, arising from these examinations will have a material impact on the Company's results of operations.

     At February 26, 2000, the net capital loss carryforward for income tax purposes of approximately $3.2 million expired. For financial reporting purposes, a valuation allowance remains at February 26, 2000 to partially offset the deferred tax asset relating to the losses of a foreign subsidiary.

     Undistributed earnings of the Company's non-U.S. subsidiaries amounted to approximately $18.9 million at February 26, 2000. These earnings are considered to be indefinitely reinvested and, accordingly, no additional
U.S. income taxes or non-U.S. withholding taxes have been provided.
Determination of the amount of additional taxes that would be payable if such earnings were not considered indefinitely reinvested is not practical.

     The difference between income taxes at the statutory federal income tax rate of 35% in fiscal 2000, 1999 and 1998, and income tax reported in the consolidated statements of operations is as follows (in thousands):

                                             2000      1999      1998
                                           -------   -------   -------
Tax at statutory federal tax
   rate                                    $41,514   $45,364   $43,404
Valuation allowance                             --        --    (3,595)
State income taxes, net of
  federal benefit                            2,526     5,832     5,580
Work opportunity tax credit,
  foreign tax credit and
  R&E credit                                  (283)     (327)     (541)
Net foreign income taxed at
  lower rates                                 (960)     (517)     (590)
Other, net                                   1,090    (1,099)    1,706
                                           -------   -------   -------
                                           $43,887   $49,253   $45,964
                                           =======   =======   =======

NOTE 10 - COMMITMENTS AND CONTINGENCIES

     Leases - The Company leases certain property consisting principally of retail stores, warehouses and material handling and computer equipment under leases expiring through the year 2015. Most retail store locations are leased for initial terms of 10 to 15 years with varying renewal options and rent escalation clauses. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base. The
Company's lease obligations are considered operating leases, and all payments are reflected in the accompanying consolidated statements of operations.

     During fiscal 2000 and fiscal 1999, the Company sold certain store properties for $19.3 million and $31.0 million, respectively. These stores were leased back from unaffiliated third parties for periods of 10 to 15 years. The resulting leases are being accounted for as operating leases.
The Company deferred gains of $3.3 million in fiscal 2000 and $1.3 million in fiscal 1999 on these sale-leaseback transactions; the gains are being amortized over the initial lives of the leases. Future minimum lease commitments of these operating leases are included in the summary below of the Company's operating leases.

     At February 26, 2000, the Company had the following minimum lease commitments in the years indicated (in thousands):


                                             Operating
         Fiscal Year                           Leases
         -----------                         ---------
           2001                               $126,840
           2002                                117,253
           2003                                108,757
           2004                                102,258
           2005                                 91,823
           Thereafter                          313,439
                                              --------
           Total lease commitments            $860,370
                                              ========
           Present value of total operating
             lease commitments at 10.0%       $568,484
                                              ========

     Rental expense incurred was $131,835,000, $114,966,000 and $104,797,000, including contingent rentals of $794,000, $884,000 and $677,000, based upon a percentage of sales, and net of sublease incomes totaling $2,141,000, $1,511,000 and $1,821,000 in fiscal 2000, 1999 and
1998, respectively.

     Legal matters - In addition to the legal matters discussed in Note 11, there are various other claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operations of its business. Liability, if any, associated with these other matters is not determinable at February 26, 2000; however, the Company considers them to be ordinary and routine in nature. The Company maintains liability insurance against most of these claims. While certain of the lawsuits involve substantial amounts, it is the opinion of management, after consultation with counsel, that the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE 11 - TRADING ACTIVITIES

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

NOTE 12 - SUBSEQUENT EVENT - CONVERSION OF 5 3/4% CONVERTIBLE SUBORDINATED
NOTES

     In February 2000, the Company announced its intention to call on March
23, 2000 the $39.2 million outstanding principal amount of its 5 3/4% convertible subordinated notes due October 1, 2003. The notes were convertible, without interest, into common stock of the Company at any time prior to the close of business on March 22, 2000, at a conversion price of $8.22 per share. The convertible notes were redeemable at the Company's option, in whole or in part, at any time on or after October 2, 1999 at a redemption price of 103% of par value which was scheduled to decline annually to 100% of par value at the maturity date. Prior to redemption, $39,164,000 of the notes was converted into 4,764,450 shares of the Company's common stock and $15,000 of the notes was redeemed for cash at a redemption price of 103% of par value. The conversion and redemption of these notes reduced the Company's debt by $39.2 million and increased its equity capitalization by $39.4 million.

NOTE 13 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial data for the years ended February 26, 2000 and February 27, 1999 are set forth below (in thousands except per share amounts):

                                        Three Months Ended
                             -----------------------------------------

Fiscal 2000                  5/29/99   8/28/99    11/27/99    2/26/00
-----------                  --------  --------   --------   --------
Net sales                    $261,002  $291,787   $298,223   $380,083

Gross profit                  110,083   113,212    126,029    163,224

Net income                     12,645    11,886     16,151     34,043

Basic earnings per share         $.13      $.12       $.17       $.36

Diluted earnings per share       $.13      $.12       $.16       $.34


                                           Three Months Ended
                                 --------------------------------------
Fiscal 1999                      5/30/98   8/29/98   11/28/98   2/27/99
-----------                      --------  --------  --------  --------
Net sales                        $250,508  $281,489  $274,618  $331,975

Gross profit                      109,687   118,068   124,094   148,568

Net income                         15,501    17,461    19,097    28,298

Basic earnings per share(1)          $.15      $.18      $.20      $.29

Diluted earnings per share(1)        $.14      $.17      $.19      $.27
___________________
(1) Reflects the effect of the three for two stock split, effected in the form of a stock dividend, distributed July 29, 1998.

                    MARKET PRICE AND DIVIDEND INFORMATION

                         Market Price
                   ---------------------   Cash Dividends
Fiscal 2000          High          Low       Per Share(1)
-----------        --------     --------  --------------

First quarter      11 11/16       7 1/16        $.03
Second quarter      12 1/4       5 11/16         .03
Third quarter        7 1/4       5  3/8          .03
Fourth quarter      9  3/16      5 15/16         .03

Fiscal 1999
___________

First quarter(2)   20  5/8      15 51/64        $.03
Second quarter(2)  16 43/64     10  1/2          .03
Third quarter      10 13/16      6  5/16         .03
Fourth quarter     11 11/16      8  1/16         .03

(1) For restrictions on the payments of dividends, see Management's
    Discussion and Analysis of Financial Condition and Results of Operations
    - Liquidity and Capital Resources.
(2) Market prices and cash dividends have been adjusted to reflect the effect of the three for two stock split, effected in the form of a stock dividend, distributed July 29, 1998.
