Form 10-K405, Exhibit 13
period 2001-03-03
PIER 1 IMPORTS INC/DE
filed 2001-05-31
CIK 278130

                                                                      EXHIBIT 13

                                FINANCIAL SUMMARY
                    ($ in millions except per share amounts)

                                                   4-Year
                                                  Compound                               Year Ended
                                                   Annual     -----------------------------------------------------------
                                                 Growth Rate    2001(1)       2000        1999        1998          1997
                                                 -----------  ---------      -------     -------     -------       ------
SUMMARY OF OPERATIONS:
Net sales                                            10.5%    $ 1,411.5      1,231.1     1,138.6     1,075.4        947.1
Gross profit                                         11.5%    $   594.5        512.5       500.4       461.5        384.5
Selling, general and administrative expenses          9.9%    $   399.8        349.4       334.6       315.8        274.5
Depreciation and amortization                        21.5%    $    43.2         40.0        31.1        23.9         19.8
Operating income                                     13.8%    $   151.5        123.2       134.7       121.7         90.2
Nonoperating (income) and expenses, net(2)          (39.8%)   $     1.3          4.6         5.0        (2.3)         9.9
Income before income taxes and extraordinary
      charges                                        16.9%    $   150.2        118.6       129.6       124.0         80.3
Income before extraordinary charges                  18.4%    $    94.7         74.7        80.4        78.0         48.2
Extraordinary charges from early retirement
      of debt, net of income tax benefit                      $      --           --          --          --          4.1
Net income                                           21.1%    $    94.7         74.7        80.4        78.0         44.1

PER SHARE AMOUNTS
(ADJUSTED FOR STOCK SPLITS AND DIVIDENDS):
Basic earnings before extraordinary charges          18.3%    $     .98          .78         .82         .77          .50
Basic earnings                                       20.8%    $     .98          .78         .82         .77          .46
Diluted earnings before extraordinary charges        19.9%    $     .97          .75         .77         .72          .47
Diluted earnings                                     21.9%    $     .97          .75         .77         .72          .44
Cash dividends declared                              21.0%    $     .15          .12         .12         .09          .07
Shareholders' equity                                 13.4%    $    5.52         4.60        4.12        3.89         3.34

OTHER FINANCIAL DATA:
Working capital(3)                                   11.5%    $   333.0        239.3       252.1       280.8        215.3
Current ratio(3)                                      2.4%          3.3          2.4         2.9         3.3          3.0
Total assets                                          6.6%    $   735.7        670.7       654.0       653.4        570.3
Long-term debt                                      (31.6%)   $    25.0         25.0        96.0       114.9        114.5
Shareholders' equity                                 13.3%    $   531.9        440.7       403.9       392.7        323.0
Weighted average diluted shares
      outstanding (millions)                                       96.3         95.8        98.1       101.1         96.8
Effective tax rate(4)                                              37.0%        37.0        38.0        37.1         40.0
Return on average shareholders' equity                5.1%         19.5%        17.7        20.2        21.8         16.0
Return on average total assets                       14.0%         13.5%        11.3        12.3        12.8          8.0
Pre-tax return on sales(5)                            5.7%         10.6%         9.6        11.4        11.5          8.5



(1) Fiscal 2001 consisted of a 53-week year. All other fiscal years presented reflect 52-week years.

(2) Nonoperating (income) and expenses, net, were comprised of interest expense and interest and investment income in each fiscal year presented, and in addition, included net recoveries associated with trading activities in fiscal 1998.

(3) The reduction in fiscal 2000 working capital and current ratio was the result of the Company's call of its outstanding 5 3/4% convertible subordinated notes. The notes were primarily converted into shares of the Company's common stock in March 2000. Excluding the reclassification of the 5 3/4% notes from long-term to short-term, working capital would have been $278.5 million with a current ratio of 3.0 to 1 at fiscal 2000 year-end.

(4) No income tax expense was provided on the net recoveries associated with trading activities, which resulted in a lower effective tax rate in fiscal 1998.

(5) Calculated before fiscal 1997 extraordinary charges from the early retirement of debt, net of income tax benefit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


Pier 1 Imports, Inc. (the "Company") is one of North America's largest specialty retailers of unique decorative home furnishings, gifts and related items, with nearly 900 stores in 48 states, Canada, Puerto Rico, the United Kingdom, Mexico and Japan as of fiscal 2001 year-end. The Company directly imports merchandise from over 50 countries around the world and designs proprietary offerings that become exclusive Pier 1 Imports offerings. In February 2001, the Company acquired certain assets and assumed certain liabilities of Cargo Furniture, Inc. ("Cargo"). Cargo, a 21-store retailer and wholesaler of casual lifestyle furniture, gifts and home decor, had no impact on the Company's fiscal 2001 operations due to the timing of the acquisition, but is reflected in the Company's fiscal 2001 year-end balance sheet. During fiscal 2001, the Company reported record sales of $1,411.5 million and net income of $94.7 million, or $.97 per diluted share.

FISCAL YEARS ENDED MARCH 3, 2001 AND FEBRUARY 26, 2000

During fiscal 2001, the Company recorded net sales of $1,411.5 million, an increase of $180.4 million, or 14.7%, over net sales of $1,231.1 million for the prior fiscal year. Due to the Company's fiscal calendar, fiscal 2001 consisted of a 53-week year, while fiscal 2000 and 1999 were 52-week years. Same-store sales for fiscal 2001 improved 7.8% excluding the 53rd week of sales activity. The Company's new advertising campaign, proprietary credit card and other promotions and continued focus on a value pricing initiative, which began in fiscal 2000, resulted in higher customer traffic, average purchases per customer and conversion ratios during fiscal 2001.

The Company's continued efforts to expand by opening new stores also contributed to sales growth during fiscal 2001. The Company opened 65 new stores and closed 24 stores in North America during fiscal 2001, bringing the Pier 1 North American store count up to 826 at year-end. With the addition of Cargo, the store count worldwide, including North America, Puerto Rico, the United Kingdom, Mexico and Japan, totaled 899 at the end of fiscal 2001 compared to 834 at the end of fiscal 2000.

Increased use of the Company's proprietary credit card added to the Company's sales growth during fiscal 2001. Sales on the proprietary credit card were $377.0 million and accounted for 28.9% of U.S. store sales during fiscal 2001, an increase of $76.5 million over proprietary credit card sales in the prior year of $300.5 million, which represented 26.3% of U.S. store sales during that year. Proprietary credit credit card customers spent an average of $152 per transaction in fiscal 2001 compared to $142 per transaction in fiscal 2000. The Company attributes the growth in sales on the card to continued efforts to open new accounts, deferred payment options offered with furniture promotions and enhanced customer loyalty through targeted promotions.

Gross profit, after related buying and store occupancy costs, expressed as a percentage of sales, increased 50 basis points in fiscal 2001 to 42.1% from 41.6% in fiscal 2000. Merchandise margins, as a percentage of sales, declined from 54.6% in fiscal 2000 to 54.2% in fiscal 2001, a decrease of 40 basis points. The decrease was a result of management's concerted decision to continue to give value back to customers by offering unique merchandise at affordable prices. In addition, the effect of a full year of price reductions taken as a result of the value pricing initiative started in May 1999 and continuing throughout fiscal 2000 created downward pressure on fiscal 2001 merchandise margins. This decline was also due in part to higher freight rates during the first half of fiscal 2001 as compared to the same period in fiscal 2000. The decreases in merchandise margins were more than offset by the leveraging of relatively fixed rental costs over a higher sales base. Store occupancy costs improved 90 basis points as a percentage of sales from 13.0% in fiscal 2000 to 12.1% in fiscal 2001.

As a percentage of sales, selling, general and administrative expenses, including marketing, improved 10 basis points to 28.3% in fiscal 2001 from 28.4% in fiscal 2000. In total dollars, selling, general and administrative expenses for fiscal 2001 increased $50.4 million over the prior fiscal year. Expenses that normally increase proportionately with sales and number of stores, such as marketing, store payroll, supplies and equipment rental, increased by $34.3 million, but as a percentage of sales declined nearly 20 basis points to 20.2% this fiscal year. Marketing as a percentage of sales decreased 20 basis points as a result of reduced spending on newspaper and magazine advertisements, along with leveraging marketing expenditures over a higher sales base. As a percentage of sales, the decrease in marketing expenses was offset by a 10 basis point increase in store payroll when comparing the two fiscal years. This increase was largely attributable to store bonuses awarded based on sales gains. All other selling, general and administrative expenses increased by $16.0 million, and increased 10 basis points as a percentage of sales. This increase was primarily due to an increase in information technology and other non-store salaries, partially offset by effective management of other administrative expenses and a reduction in net credit card costs.

Depreciation and amortization increased by $3.2 million to $43.2 million in fiscal 2001 primarily because of the Company's increased capital expenditures throughout fiscal 2001 and 2000, especially expenditures on technology-related assets which tend to have relatively short useful lives.

In fiscal 2001, operating income for the year improved to $151.5 million or 10.7% of sales, from $123.2 million or 10.0% of sales in fiscal 2000, an increase of 23.0% or $28.3 million.

Interest income decreased slightly to $1.9 million in fiscal 2001 from $2.3 million in fiscal 2000 due to lower average cash balances during the current fiscal year. Interest expense was $3.1 million in fiscal 2001 compared to $6.9 million in fiscal 2000, a decline of $3.8 million. The decrease in interest expense was primarily due to the repurchase of $28.6 million of the Company's 5 3/4% convertible subordinated notes during fiscal 2000 and the retirement of the remaining $39.2 million of these notes during the first quarter of fiscal 2001. See Note 5 of the Notes to Consolidated Financial Statements.

The Company's effective tax rate remained constant at 37% of income before income taxes for both fiscal 2001 and 2000.

Net income in fiscal 2001 was $94.7 million, or $.97 per share on a diluted basis, an increase of $20.0 million, or 26.7% as compared to fiscal 2000's net income of $74.7 million, or $.75 per share on a diluted basis. Net income, as a percentage of sales, improved from 6.1% in fiscal 2000 to 6.7% in fiscal 2001.

FISCAL YEARS ENDED FEBRUARY 26, 2000 AND FEBRUARY 27, 1999

During fiscal 2000, net sales increased $92.5 million to $1,231.1 million, or 8.1% above the sales level achieved in fiscal 1999. Same-store sales for fiscal 2000 grew 2.7%. The growth in sales was largely attributable to a net increase of 33 new North American stores in fiscal 2000. In fiscal 1999, the Company began to experience a slow down in same-store sales growth, with same-store sales growth of 3.2%, a trend that continued into the first and second quarters of fiscal 2000. The lower same-store sales gains were believed to be the result of an overly aggressive pricing strategy that was not well received by customers. As a result, the Company initiated a new value pricing strategy in the first quarter of fiscal 2000. This strategy was geared toward reducing prices to a more competitive level in certain merchandise categories, especially in decorative accessories and housewares. Throughout fiscal year 2000, the Company reduced prices on approximately 15% of its merchandise. In addition, the Company began focusing its buying strategy to include more basic merchandise at competitive price points, without sacrificing quality, style or gross margin rates. The results of the Company-initiated value pricing strategy were very positive for the latter half of fiscal 2000, a trend that continued into fiscal 2001. Net sales increases in fiscal 2000 were driven by sales of furniture, which delivered a 16.2% increase over the previous fiscal year. Additionally, the Company experienced increases for fiscal 2000 in housewares of 9.6%, bed and bath of 5.0% and decorative accessories of 3.9% over the results of fiscal 1999.

Net new store openings in fiscal 2000 were the primary contributor to sales growth in fiscal 2000 over fiscal 1999. The Company opened 63 new stores and closed 30 stores in North America during fiscal 2000, bringing the North American store count to 785 at the end of the 2000 fiscal year. Stores worldwide, including

North America, Puerto Rico, the United Kingdom, Mexico and Japan, totaled 834 at the end of the 2000 fiscal year compared to 805 at the end of the 1999 fiscal year.

The Company's proprietary credit card was another important contributor to sales growth, with sales totaling $300.5 million for fiscal 2000. This represented an increase of $24.3 million, or 8.8%, over proprietary credit card sales of $276.2 million for fiscal 1999. During fiscal 2000, proprietary credit card sales accounted for 26.3% of total U.S. store sales compared to 26.0% for the prior fiscal year. Proprietary credit card customers spent an average of $142 per transaction in fiscal 2000 compared to $134 per transaction in fiscal 1999. The Company continued to grow sales on the proprietary credit card by opening new accounts and enhancing customer loyalty with marketing promotions targeted to cardholders.

Gross profit in fiscal 2000 totaled $512.5 million, an increase of $12.1 million, or 2.4%, over fiscal 1999. Expressed as a percentage of sales, the Company's gross profit, after related buying and store occupancy costs, decreased 240 basis points to 41.6% in fiscal 2000 from 44.0% in fiscal 1999. Merchandise margins, as a percentage of sales, decreased 160 basis points to 54.6% in fiscal 2000 from 56.2% in fiscal 1999. The decline in merchandise margins was principally the result of higher ocean freight rates coupled with the value pricing of selected merchandise categories. The Company negotiated new carrier contracts during fiscal 2000 that should stabilize ocean freight rates until fiscal 2002. The Company's new value pricing strategy introduced at the beginning of fiscal 2000 also created downward pressure on margins for a majority of the year. Store occupancy costs, as a percentage of sales, increased to 13.0% during fiscal 2000 from 12.2% in fiscal 1999. This increase was primarily caused by two separate sale-leaseback transactions. In June 1998, the Company sold and leased back 25 store properties that it previously owned, which generated rental expense for those stores during the first half of fiscal 2000 compared to the first half of fiscal 1999. The Company also sold and leased back an additional 12 store properties in September 1999. As a result of these sale-leaseback transactions, the Company experienced a reduction in depreciation expense, which is not classified as a component of store occupancy costs.

Selling, general and administrative expenses, including marketing, as a percentage of sales, were 28.4% for fiscal 2000, a 100 basis point decrease from the 29.4% for fiscal 1999. In total dollars, selling, general and administrative expenses for fiscal 2000 increased $14.8 million over the prior fiscal period. Expenses that normally increase proportionately with sales and number of stores, such as store payroll, equipment rental, supplies and marketing expenses, increased $13.6 million, but declined 50 basis points as a percentage of sales from 20.9% last fiscal year to 20.4% this fiscal year. The slight increase in marketing expenditures was moderated by well-controlled store salaries and other store expenses. In fiscal 1999, the Company replaced leased point of sale equipment with purchased equipment, resulting in a decrease in equipment rental expense and an increase in depreciation expense for fiscal 2000. All other selling, general and administrative expense increased $1.2 million, but also declined 50 basis points as a percentage of sales to 8.0% for fiscal 2000. The dollar increase was largely the result of a nonrecurring credit of $1.8 million received in fiscal 1999 as a settlement on a receivable previously deemed uncollectible. Excluding the effect of the nonrecurring item from fiscal 1999, other expenses declined for fiscal 2000, primarily as a result of lower non-store payroll costs, as a percentage of sales, coupled with a reduction in net credit card costs.

Depreciation and amortization expense for fiscal 2000 was $40.0 million, or 3.2% of sales, compared to $31.1 million, or 2.7% of sales, for fiscal 1999. Increased depreciation expense for fiscal 2000 was primarily the result of increased investments in capital expenditures throughout fiscal 2000 and 1999, the largest of which was the replacement of leased store point of sale equipment with purchased equipment during fiscal 1999. As a result, in fiscal 2000 the Company recorded a full year of depreciation expense on the fiscal 1999 capital expenditures compared to only a partial year of depreciation expense in fiscal 1999. Partially offsetting the increased expense was a reduction of depreciation expense on the stores which the Company opted to sell and lease back in the third quarter of fiscal 2000 and the second quarter of fiscal 1999.

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

LIQUIDITY AND CAPITAL RESOURCES

As of the end of fiscal 2001, the Company's cash and temporary investments totaled $46.8 million compared to $50.4 million in fiscal 2000. Operating activities generated $110.1 million of cash versus $119.6 million last year. Increased inventory levels were the primary reason for the reduction in operating cash flow. Inventory levels were anticipated to be higher when compared to last year as a result of furniture promotions planned in the first quarter of fiscal 2002 along with an increase in store count for fiscal 2001. The Company opened 41 net North American stores during fiscal 2001 compared to 33 net new stores in fiscal 2000. Additionally, the Company plans to open 31 stores during the first half of fiscal 2002 compared to 19 stores opened during the first half of fiscal 2001.

Net cash used in investing activities totaled $70.4 million during fiscal 2001 versus last year's $39.8 million. Of that amount, capital expenditures were $45.3 million and were used primarily for new and existing store development. The Company opened 65 new stores in North America and three international retail locations, requiring $20.1 million of the total amounts expended for capital purchases. The Company remodeled 22 stores in fiscal 2001 at a cost of $6.4 million. Continuing with its commitment to invest in current store locations, the Company spent $5.1 million to improve floor plans and upgrade fixtures on existing stores. The Company also spent $7.6 million for technical resources and other system enhancements. During fiscal 2001, the Company continued to experience favorable sales trends on its proprietary credit card resulting in a net increase of $21.6 million in its beneficial interest in securitized receivables. This increase was primarily the result of the Company's recent "no payment, no finance charge" promotion in February 2001. The Company offered similar promotions on three separate occasions throughout fiscal 2001 versus one promotion offered in October of fiscal 2000. Additionally, the Company invested $3.9 million in the acquisition of Cargo.

During fiscal 2001, the Company paid $34.3 million to repurchase 3,269,500 common shares under the Board of Directors-approved stock buyback program. In December 2000, the Board of Directors approved the repurchase of an additional five million shares of the Company's common stock. As of the end of the fiscal year, slightly less than 6.8 million shares remain authorized for repurchase. The Company expects that future repurchases of common stock will be made through open market or private transactions from time to time depending on prevailing market conditions, the Company's available cash, loan covenant restrictions and consideration of its corporate credit ratings. Cash used for dividends increased $3.0 million to $14.5 million in total as a result of the Company's 33% increase of its quarterly cash dividend in June 2000 to $.04 per share paid in fiscal 2001 from $.03 per share paid in fiscal 2000. Subsequent to fiscal 2001, the Company declared a cash dividend of $.04 per share payable on May 16, 2001 to shareholders of record on May 2, 2001. The Company expects to continue to pay cash dividends, in fiscal 2002, but to retain most of its future earnings for expansion of the Company's business. Other financing activities, primarily the exercise of stock options, provided cash of $5.6 million during fiscal 2001.

In March 2000, the Company redeemed its $39.2 million outstanding principal amount of 5 3/4% convertible subordinated notes originally due October 1, 2003. The notes were redeemable at 103% of par on March 23, 2000 or convertible into the Company's common stock at a price of $8.22 per share. Prior to redemption, the Company converted $39,164,000 of the notes into 4,764,450 shares of the Company's common stock and redeemed $15,000 of the notes for cash.

At fiscal 2001 year-end, the Company's sources of working capital were cash flow from operations, sales of proprietary credit card receivables and bank lines of credit. The bank facilities include a $125 million credit facility which expires in 2003, all of which was available at fiscal 2001 year-end. Borrowings and repayments on this facility totaled $82.5 million for fiscal year 2001. Additionally, the Company has other long-term and short-term bank facilities used principally for the issuance of letters of credit totaling $148.9 million, of which $73.5 million was available at fiscal 2001 year-end. Most of the Company's loan agreements require the Company to maintain certain financial ratios and limit certain investments and distributions to shareholders, including cash dividends and repurchases of common stock. The Company's current ratio was 3.3 to 1 at fiscal 2001 year-end compared to 2.4 to 1 at fiscal 2000 year-end. Excluding the effect of the call of the Company's 5 3/4% convertible subordinated notes, which resulted in a reclassification of these notes from long-term to short-term, the current ratio would have been 3.0 to 1 at fiscal 2000 year-end. The Company's minimum operating lease commitments expected for fiscal 2002 total $139.6 million. The present value of total existing minimum operating lease commitments discounted at 10% is $625.0 million. The Company plans to continue to fund these commitments from operating cash flow.

The Company's inventory purchases are made almost entirely in U.S. dollars. When purchase commitments are denominated in foreign currencies, the Company may enter into forward foreign exchange contracts, when they are available, in order to manage its exposure to foreign currency fluctuations.

During fiscal 2002, the Company plans to open approximately 85 new stores and remodel or expand approximately ten existing stores. The Company also plans to close approximately 25 stores during fiscal 2002 as their leases expire or otherwise end, the majority of which will be relocated to more favorable locations within the same markets. The new store buildings and land will be financed primarily through operating leases. Total capital expenditures for fiscal 2002 are expected to be $55 to $60 million, with $36 million projected for store development and $18 million planned for information systems that will provide infrastructure and support for growth. The Company's working capital requirements for fiscal 2002 are not expected to increase significantly versus fiscal 2001 working capital.

In summary, the Company's primary uses of cash in fiscal 2001 were to fund operating expenses, satisfy inventory requirements, provide for new and existing store development and repurchase common stock of the Company. Historically, the Company has financed its operations primarily from internally generated funds and borrowings under the Company's credit facilities. The Company believes that the funds provided from operations, available lines of credit and sales of its proprietary credit card receivables will be sufficient to finance working capital and capital expenditure requirements through the end of fiscal year 2002.

MARKET RISK DISCLOSURES

Market risks relating to the Company's operations result primarily from changes in foreign exchange rates and interest rates. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes and is not a party to any leveraged derivatives.

The Company periodically enters into forward foreign exchange contracts to hedge some of its foreign currency exposure. The Company uses such contracts to hedge exposures to changes in foreign currency exchange rates, primarily Italian Lira, Canadian Dollars and British Pounds, associated with purchases denominated in foreign currencies. Gains and losses on these contracts have been deferred and recognized as an adjustment of the transaction price when it occurs. Forward contracts generally have maturities not exceeding six months. At March 3, 2001, the notional amount of the Company's foreign currency derivative instruments totaled approximately $2.4 million with a negligible fair market value.

The Company manages its exposure to changes in interest rates by optimizing the use of variable and fixed rate debt. The Company had $25.0 million of variable rate borrowings at March 3, 2001. A hypothetical 10% adverse change in interest rates would have a negligible impact on the Company's earnings and cash flows.

Collectively, the Company's exposure to these market risk factors was not significant and did not materially change from February 26, 2000.

IMPACT OF INFLATION AND CHANGING PRICES

Inflation has not had a significant impact on the operations of the Company during the preceding three years.

IMPACT OF NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was amended by SFAS No. 137 and SFAS No. 138. This statement establishes accounting and reporting guidelines for derivatives and requires the Company to record all derivatives as assets or liabilities on the balance sheet at fair value. This statement is effective for the Company beginning in fiscal 2002. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes and is not a party to any leveraged derivatives. However, the Company periodically enters into forward foreign exchange contracts to hedge some of its foreign currency exposure. The Company uses such contracts to hedge exposures to changes in foreign currency exchange rates associated with purchases denominated in foreign currencies. The Company has analyzed the implementation requirements and does not anticipate that the adoption of SFAS No. 133 will have a material impact on the Company's consolidated balance sheets or statements of operations, shareholders' equity and cash flows.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement replaces, in its entirety, SFAS No. 125 issued in June 1996. The new statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and is not to be applied retroactively to financial statements for prior periods. SFAS No. 140 establishes new conditions for a securitization to be accounted for as a sale of receivables, changes the requirements for an entity to be a qualifying special-purpose entity and modifies under what conditions a transferor has retained effective control over transferred assets. The new statement also requires additional disclosures for fiscal years ending after December 15, 2000 relating to securitized financial assets and retained interests in securitized financial assets. These disclosures are included in Note 2 of the Notes of Consolidated Financial Statements. The Company has analyzed the new requirements of SFAS No. 140, made the necessary amendments to its securitization agreements and believes that it will continue to receive sale treatment for its securitized proprietary credit card receivables. Therefore, the Company does not anticipate that the implementation of SFAS No. 140 will have a material impact on the Company's consolidated balance sheets or statements of operations, shareholders' equity and cash flows.

FORWARD-LOOKING STATEMENTS

Certain matters discussed in this annual report, other than historical information, may constitute "forward-looking statements" that are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company may also make forward-looking statements in other reports filed with the Securities and Exchange Commission and in material delivered to the Company's shareholders. Forward-looking statements provide current expectations of future events based on certain assumptions. These statements encompass information that does not directly relate to any historical or current fact and often may be identified with words such as "anticipates," "believes," "expects," "estimates," "intends," "plans," "projects" and other similar expressions. Management's expectations and assumptions regarding planned store openings, financing of Company obligations from operations and other future results are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Risks and uncertainties that may affect Company operations and performance include, among others, weather conditions that may affect sales, the general strength of the economy and levels of consumer spending, the availability of new sites for expansion along with sufficient labor to facilitate growth, the strength of new home construction and sales of existing homes, the ability of the Company to import merchandise from foreign countries without significantly restrictive tariffs, duties or quotas and the ability of the Company to ship items from foreign countries at reasonable rates in timely fashion. The foregoing risks and uncertainties are in addition to others discussed elsewhere in this annual report. The Company assumes no obligation to update or otherwise revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied will not be realized.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Pier 1 Imports, Inc.

We have audited the accompanying consolidated balance sheets of Pier 1 Imports, Inc. as of March 3, 2001 and February 26, 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pier 1 Imports, Inc. at March 3, 2001 and February 26, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 3, 2001, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

Fort Worth, Texas
April 10, 2001

                              PIER 1 IMPORTS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands except per share amounts)


                                                          Year Ended
                                            -----------------------------------------
                                                2001           2000           1999
                                            -----------    -----------    -----------
Net sales                                   $ 1,411,498    $ 1,231,095    $ 1,138,590

Operating costs and expenses:
      Cost of sales (including buying and
           store occupancy)                     817,043        718,547        638,173
      Selling, general and administrative
           expenses                             399,755        349,394        334,629
      Depreciation and amortization              43,184         39,973         31,130
                                            -----------    -----------    -----------
                                              1,259,982      1,107,914      1,003,932
                                            -----------    -----------    -----------

           Operating income                     151,516        123,181        134,658

Nonoperating (income) and expenses:
      Interest and investment income             (1,854)        (2,349)        (2,868)
      Interest expense                            3,130          6,918          7,916
                                            -----------    -----------    -----------
                                                  1,276          4,569          5,048
                                            -----------    -----------    -----------

           Income before income taxes           150,240        118,612        129,610

Provision for income taxes                       55,590         43,887         49,253
                                            -----------    -----------    -----------

Net income                                  $    94,650    $    74,725    $    80,357
                                            ===========    ===========    ===========

Basic earnings per share                    $       .98    $       .78    $       .82
                                            ===========    ===========    ===========

Diluted earnings per share                  $       .97    $       .75    $       .77
                                            ===========    ===========    ===========


The accompanying notes are an integral part of these financial statements.

                              PIER 1 IMPORTS, INC.
                           CONSOLIDATED BALANCE SHEETS
                       (in thousands except share amounts)


                                                                2001        2000
                                                             ---------    ---------
ASSETS

Current assets:
      Cash, including temporary investments of $31,142
           and $39,898, respectively                         $  46,841    $  50,376
      Beneficial interest in securitized receivables            75,403       53,820
      Other accounts receivable, net of allowance for
           doubtful accounts of $295 and $44, respectively       8,370        5,637
      Inventories                                              310,704      268,906
      Prepaid expenses and other current assets                 35,748       36,541
                                                             ---------    ---------
           Total current assets                                477,066      415,280

Properties, net                                                211,751      213,032
Other assets                                                    46,893       42,398
                                                             ---------    ---------
                                                             $ 735,710    $ 670,710
                                                             =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
      Notes payable and current portion of long-term debt    $      --    $  39,179
      Accounts payable and accrued liabilities                 144,110      136,787
                                                             ---------    ---------
           Total current liabilities                           144,110      175,966

Long-term debt                                                  25,000       25,000
Other noncurrent liabilities                                    34,721       29,081

Shareholders' equity:
      Common stock, $1.00 par, 500,000,000 shares
           authorized, 100,779,000 issued                      100,779      100,779
      Paid-in capital                                          139,424      155,711
      Retained earnings                                        344,809      264,678
      Cumulative other comprehensive income                     (3,115)      (1,536)
      Less - 4,619,000 and 6,949,000 common shares
           in treasury, at cost, respectively                  (49,933)     (78,668)
      Less - unearned compensation                                 (85)        (301)
                                                             ---------    ---------
                                                               531,879      440,663

Commitments and contingencies
                                                             ---------    ---------
                                                             $ 735,710    $ 670,710
                                                             =========    =========

                              PIER 1 IMPORTS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (in thousands except share amounts)

                                                                              Year Ended
                                                                 -----------------------------------
                                                                    2001         2000         1999
                                                                 ---------    ---------    ---------
Cash flow from operating activities:
      Net income                                                 $  94,650    $  74,725    $  80,357
      Adjustments to reconcile to net cash
           provided by operating activities:
                Depreciation and amortization                       43,184       39,973       31,130
                Deferred taxes and other                             9,137       11,033       (2,575)
      Change in cash from:
                Inventories                                        (39,127)     (10,133)     (24,103)
                Accounts receivable and other current assets        (5,847)         586        2,500
                Accounts payable and accrued expenses                6,280        8,962       12,826
                Other assets, liabilities and other, net             1,738       (5,528)      (4,409)
                                                                 ---------    ---------    ---------
                     Net cash provided by operating activities     110,015      119,618       95,726
                                                                 ---------    ---------    ---------

Cash flow from investing activities:
      Capital expenditures                                         (45,251)     (45,984)     (78,055)
      Proceeds from disposition of properties                          353       19,425       36,408
      Net cost from disposition of Sunbelt
           Nursery Group, Inc. properties                               --         (439)        (597)
      Acquisitions, net of cash acquired                            (3,917)          --       (4,235)
      Beneficial interest in securitized receivables               (21,583)     (12,820)       3,145
                                                                 ---------    ---------    ---------
                     Net cash used in investing activities         (70,398)     (39,818)     (43,334)
                                                                 ---------    ---------    ---------

Cash flow from financing activities:
      Cash dividends                                               (14,494)     (11,504)     (11,522)
      Purchases of treasury stock                                  (34,270)     (31,806)     (65,777)
      Proceeds from issuance of long-term debt                      82,500        4,035           --
      Repayments of long-term debt                                 (82,515)     (36,242)     (20,325)
      Proceeds from stock options exercised, stock purchase
           plan and other, net                                       5,627        4,148        6,448
                                                                 ---------    ---------    ---------
                     Net cash used in financing activities         (43,152)     (71,369)     (91,176)
                                                                 ---------    ---------    ---------

Change in cash and cash equivalents                                 (3,535)       8,431      (38,784)
Cash and cash equivalents at beginning of year                      50,376       41,945       80,729
                                                                 ---------    ---------    ---------
Cash and cash equivalents at end of year                         $  46,841    $  50,376    $  41,945
                                                                 =========    =========    =========

----------------------------------------------------------------------------------------------------
Supplemental cash flow information:
      Interest paid                                              $   3,171    $   7,137    $   7,929
                                                                 =========    =========    =========
      Income taxes paid                                          $  58,302    $  40,883    $  43,084
                                                                 =========    =========    =========

      During fiscal 2001, the Company issued 4,764,450 shares of its common stock upon the conversion of $39,164,000 principal amount of 5 3/4% convertible subordinated notes.

The accompanying notes are an integral part of these financial statements.

                              PIER 1 IMPORTS, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     (in thousands except per share amounts)


                                                                               Cumulative
                                                                                  Other                                    Total
                                            Common      Paid-in     Retained   Comprehensive  Treasury     Unearned    Shareholders'
                                             Stock      Capital     Earnings      Income        Stock    Compensation     Equity
                                           ---------   ---------    ---------  -------------  ---------  ------------  -------------
Balance February 28, 1998                  $  67,903   $ 166,824    $ 165,345    $  (1,108)   $  (3,149)   $  (3,084)   $ 392,731
Comprehensive income:
     Net income                                   --          --       80,357           --           --           --       80,357
     Other comprehensive income,
         net of tax:
            Currency translation
                adjustments                       --          --           --         (742)          --           --         (742)
                                                                                                                        ---------
Comprehensive income                                                                                                       79,615
                                                                                                                        ---------
Purchases of treasury stock                       --          --           --           --      (65,777)          --      (65,777)
Restricted stock forfeits and amortization        --          --           --           --           --        1,758        1,758
Exercise of stock options, stock purchase
      plan and other                              --      (7,308)          --           --       14,272           --        6,964
Cash dividends ($.12 per share)                   --          --      (11,522)          --           --           --      (11,522)
Three for two stock split                     32,866          --      (32,723)          --           --         (143)          --
Conversion of 5 3/4% convertible debt             10         115           --           --           --           --          125
                                           ---------   ---------    ---------    ---------    ---------    ---------    ---------

Balance February 27, 1999                    100,779     159,631      201,457       (1,850)     (54,654)      (1,469)     403,894
                                           ---------   ---------    ---------    ---------    ---------    ---------    ---------
Comprehensive income:
     Net income                                   --          --       74,725           --           --           --       74,725
     Other comprehensive income,
         net of tax:
            Currency translation
                adjustments                       --          --           --          314           --           --          314
                                                                                                                        ---------
Comprehensive income                                                                                                       75,039
                                                                                                                        ---------
Purchases of treasury stock                       --          --           --           --      (31,806)          --      (31,806)
Restricted stock forfeits and amortization        --         709           --           --       (1,392)       1,168          485
Exercise of stock options, stock purchase
     plan and other                               --      (4,629)          --           --        9,184           --        4,555
Cash dividends ($.12 per share)                   --          --      (11,504)          --           --           --      (11,504)
                                           ---------   ---------    ---------    ---------    ---------    ---------    ---------

Balance February 26, 2000                    100,779     155,711      264,678       (1,536)     (78,668)        (301)     440,663
                                           ---------   ---------    ---------    ---------    ---------    ---------    ---------
Comprehensive income:
     Net income                                   --          --       94,650           --           --           --       94,650
     Other comprehensive income,
         net of tax:
            Currency translation
                adjustments                       --          --           --       (1,579)          --           --       (1,579)
                                                                                                                        ---------
Comprehensive income                                                                                                       93,071
                                                                                                                        ---------
Purchases of treasury stock                       --          --           --           --      (34,270)          --      (34,270)
Restricted stock forfeits and amortization        --          --           --           --           --          216          216
Exercise of stock options, stock purchase
     plan and other                               --      (1,774)         (25)          --        9,119           --        7,320
Cash dividends ($.15 per share)                   --          --      (14,494)          --           --           --      (14,494)
Conversion of 5 3/4% convertible debt             --     (14,513)          --           --       53,886           --       39,373
                                           ---------   ---------    ---------    ---------    ---------    ---------    ---------

Balance March 3, 2001                      $ 100,779   $ 139,424    $ 344,809    $  (3,115)   $ (49,933)   $     (85)   $ 531,879
                                           =========   =========    =========    =========    =========    =========    =========


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

ACQUISITIONS - The Company completed its acquisition of certain assets and assumption of certain liabilities of Cargo Furniture, Inc. ("Cargo") for $3,931,000, including cash acquired, on February 21, 2001. These assets and liabilities were included in the Company's consolidated balance sheet as of March 3, 2001; however, this acquisition had no effect on the Company's fiscal 2001 operations. Cargo is a 21-store retailer and wholesaler of casual lifestyle furniture, gifts and home decor with a focus on children's furniture. This acquisition was accounted for under the purchase method of accounting, and resulted in goodwill of $2,843,000 which will be amortized using the straight-line method over 20 years. The pro forma effect on the Company's results of operations, as if the acquisition had been completed at the beginning of fiscal 2001, was not significant.

USE OF ESTIMATES - Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FISCAL PERIODS - The Company utilizes 5-4-4 (week) quarterly accounting periods with the fiscal year ending on the Saturday nearest the last day of February. Fiscal 2001 consisted of a 53-week year and fiscal 2000 and 1999 were 52-week years. Fiscal 2001 ended March 3, 2001, fiscal 2000 ended February 26, 2000 and fiscal 1999 ended February 27, 1999.

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

Risk management instruments: The Company may utilize various financial instruments to manage interest rate and market risk associated with its on- and off-balance sheet commitments.

The Company hedges certain commitments denominated in foreign currencies through the purchase of forward contracts. The forward contracts are purchased only to cover specific commitments to buy merchandise for resale; any gains or losses on such contracts are included in the cost of the merchandise purchased.

The Company enters into forward foreign exchange contracts with major financial institutions and continually monitors its positions with, and the credit quality of, these counterparties to its off-balance sheet financial instruments. The Company does not expect non-performance by any of the counterparties, and any losses incurred in the event of non-performance would not be material.

BENEFICIAL INTEREST IN SECURITIZED RECEIVABLES - In February 1997, the Company sold all of its proprietary credit card receivables to a special purpose wholly-owned subsidiary, Pier 1 Funding, Inc., predecessor to Pier 1 Funding, LLC ("Funding"), which transferred the receivables to the Pier 1 Imports Credit Card Master Trust (the "Master Trust"). The Master Trust issues beneficial interests in the Master Trust that represent undivided interests in the assets of the Master Trust consisting of the transferred receivables and all proceeds of such receivables. The beneficial interests in the Master Trust include the interests retained by Funding which are represented by the Class B Certificates ($14.1 million) and the residual interest in the Master Trust (the excess of the principal amount of receivables held in the Master Trust over the portion represented by the certificates sold to investors and the Class B Certificates). The Company estimates fair value of its beneficial interest in the Master Trust based on the present value of future expected cash flows estimated using management's best estimates of the key assumptions including credit losses and timeliness of payments.

INVENTORIES - Inventories are comprised primarily of finished merchandise and are stated at the lower of average cost or market; cost is determined principally on a weighted average method.

PROPERTIES, MAINTENANCE AND REPAIRS - Buildings, equipment, furniture and fixtures, and leasehold interests and improvements are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated remaining useful lives of the assets ranging from three to thirty years. Depreciation costs were $41,882,000, $38,672,000 and $30,014,000 in fiscal 2001, 2000 and 1999, respectively. Amortization of improvements to leased properties is based upon the shorter of the remaining lease term or the estimated useful lives of such assets.

Expenditures for maintenance, repairs and renewals which do not materially prolong the useful lives of the assets are charged to expense as incurred. In the case of disposals, assets and the related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is credited or charged to income.

REVENUE RECOGNITION - The Company recognizes revenue at the point of sale or at the time the merchandise is shipped to the customer. Revenue from gift cards, gift certificates and merchandise credits is deferred until redemption.

ADVERTISING COSTS - All advertising costs are expensed the first time the advertising takes place. Advertising costs were $59,721,000, $54,970,000 and $47,491,000 in fiscal 2001, 2000 and 1999, respectively. The amounts of prepaid advertising at the end of fiscal years 2001 and 2000 were $2,086,000 and $727,000, respectively.

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

EARNINGS PER SHARE - Basic earnings per share amounts were determined by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share amounts were similarly computed, but included the effect, when dilutive, of the Company's weighted average number of stock options outstanding and the average number of common shares that would be issuable upon conversion of the Company's convertible securities. To determine diluted earnings per share, interest and amortization of debt issue costs related to the subordinated notes, net of any applicable taxes, have been added back to net income to reflect assumed conversions.

The following earnings per share calculations reflect the effect of the Company's conversion of its 5 3/4% convertible subordinated notes, which were primarily converted, without interest, on or before March 23, 2000. Earnings per share amounts are calculated as follows (in thousands except per share amounts):

                                            2001       2000       1999
                                          --------   --------   --------
Net income                                $ 94,650   $ 74,725   $ 80,357
Plus interest and debt issue costs, net
      of tax, on the assumed conversion
      of the 5 3/4% subordinated notes          --      2,237      3,083
                                          --------   --------   --------

Diluted net income                        $ 94,650   $ 76,962   $ 83,440
                                          ========   ========   ========

Average shares outstanding:
Basic                                       96,306     95,766     98,120
      Plus assumed exercise of stock
           options                           1,325        644      1,101
      Plus assumed conversion of the
           5 3/4% subordinated notes           321      6,887      9,643
                                          --------   --------   --------

Diluted                                     97,952    103,297    108,864
                                          ========   ========   ========

Earnings per share:
Basic                                     $    .98   $    .78   $    .82
                                          ========   ========   ========

Diluted                                   $    .97   $    .75   $    .77
                                          ========   ========   ========


Stock options for which the exercise price was greater than the average market price of common shares were not included in the computation of diluted earnings per share as the effect would be antidilutive. At the end of fiscal years 2001, 2000 and 1999, there were 1,078,200, 1,157,025 and 1,543,500, respectively, stock options outstanding with exercise prices greater than the average market price of the Company's common shares.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS - In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was amended by SFAS No. 137 and SFAS No. 138. This statement establishes accounting and reporting guidelines for derivatives and requires the Company to record all derivatives as assets or liabilities on the balance sheet at fair value. This statement is effective for the Company beginning in fiscal 2002. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes and is not a party to any leveraged derivatives. However, the Company periodically enters into forward foreign exchange contracts to hedge some of its foreign currency exposure. The Company uses such contracts to hedge exposures to changes in foreign currency exchange rates associated with purchases denominated in foreign currencies. The Company has analyzed the implementation requirements and does not anticipate that the adoption of SFAS No. 133 will have a material impact on the Company's consolidated balance sheets or statements of operations, shareholders' equity and cash flows.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement replaces, in its entirety, SFAS No. 125 issued in June 1996. The new statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and is not to be applied retroactively to financial statements for prior periods. SFAS No. 140 establishes new conditions for a securitization to be accounted for as a sale of receivables, changes the requirements for an entity to be a qualifying special-purpose entity and modifies under what conditions a transferor has retained effective control over transferred assets. The new statement also requires additional disclosures for fiscal years ending after December 15, 2000 relating to securitized financial assets and retained interests in securitized financial assets. These disclosures are included in Note 2 of the Notes to Consolidated Financial Statements. The Company has analyzed the new requirements of SFAS No. 140, made the necessary amendments to its securitization agreements and believes that it will continue to receive sale treatment for its securitized proprietary credit card receivables. Therefore, the Company does not anticipate that the implementation of SFAS No. 140 will have a material impact on the Company's consolidated balance sheets or statements of operations, shareholders' equity and cash flows.

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

As of fiscal 2001 year-end, the Company had approximately 4,583,000 proprietary cardholders and approximately 1,131,000 customer credit accounts considered active (accounts with a purchase within the previous 12 months). The Company's proprietary credit card sales accounted for 28.9% of total U.S. store sales in fiscal 2001. A summary of the Company's proprietary credit card results for each of the last three fiscal years follows (in thousands):

                                             2001         2000         1999
                                          ---------    ---------    ---------
Income:
      Finance charge income, net of
           debt service costs             $  21,759    $  16,780    $  15,117
      Insurance and other income                253          287          314
                                          ---------    ---------    ---------
                                             22,012       17,067       15,431
                                          ---------    ---------    ---------
Costs:
      Processing fees                        13,608       10,763        9,456
      Bad debts                               5,285        4,664        6,356
                                          ---------    ---------    ---------
                                             18,893       15,427       15,812
                                          ---------    ---------    ---------

      Net proprietary credit card
           income (expense)               $   3,119    $   1,640    $    (381)
                                          =========    =========    =========


Proprietary credit card sales             $ 377,045    $ 300,462    $ 276,184
                                          =========    =========    =========

Costs as a percent of proprietary
      credit card sales                        5.01%        5.13%        5.73%
                                          =========    =========    =========

Gross proprietary credit card
      receivables at year-end             $ 122,876    $ 100,095    $  87,601
                                          =========    =========    =========

Proprietary credit card sales as a
      percent of total U.S. store sales        28.9%        26.3%        26.0%
                                          =========    =========    =========


In February 1997, the Company securitized its entire portfolio of proprietary credit card receivables (the "Receivables"). The Company sold all existing Receivables to a special-purpose wholly-owned subsidiary, Pier 1 Funding, Inc., predecessor to Pier 1 Funding, LLC ("Funding"), which transferred the Receivables to the Pier 1 Imports Credit Card Master Trust (the "Master Trust"). The Master Trust issues beneficial interests in the Master Trust that represent undivided interests in the assets of the Master Trust consisting of the Receivables and all proceeds of the Receivables. On a daily basis, the Company sells to Funding for transfer to the Master Trust all newly generated Receivables, except those failing certain eligibility criteria, and receives as the purchase price payments of cash (funded from the amount of undistributed principal collections from the Receivables in the Master Trust) and residual interests in the Master Trust. Proceeds received from sales of such Receivables approximated $347 million, $303 million and $290 million during fiscal 2001, 2000 and 1999, respectively. Gains/losses resulting from such sales were not material in any of the periods presented above. The Company has no obligation to reimburse Funding, the Master Trust or purchasers of any certificates issued by the Master Trust for credit losses from the Receivables.

Funding was capitalized by the Company as a special-purpose wholly-owned subsidiary that is subject to certain covenants and restrictions, including a restriction from engaging in any business or activity unrelated to acquiring and selling interests in receivables. The Master Trust is not consolidated with the Company.

In the initial sale of the Receivables, the Company sold $84.1 million of the Receivables and received $49.6 million in cash and $34.1 million in beneficial interests in the Master Trust. The Master Trust sold to third parties $50.0 million of Series 1997-1 Class A Certificates, which bear interest at 6.74% and mature in May 2002. Funding retained $14.1 million of Series 1997-1 Class B Certificates, which are currently non-interest bearing and subordinated to the Class A Certificates. Funding also retained the residual interest in the Master Trust. As of March 3, 2001 and February 26, 2000, the Company had $75.4 million and $53.8 million, respectively, in beneficial interests (comprised primarily of principal and interest related to the underlying

Receivables) in the Master Trust. Based on estimated future cash flow projections, the fair value of the Company's retained interest approximates historical cost.

Beginning in October 2001, unless prefunded through a new series of certificates, principal collections of Receivables allocable to Series 1997-1 Certificates will be used to amortize the outstanding balances of the Series 1997-1 Certificates and will not be available to fund the purchase of new receivables being transferred from the Company. Under generally accepted accounting principles, if the structure of the securitization meets certain requirements, these transactions are accounted for as sales of receivables. The Company's securitization, as discussed above, was accounted for as a sale. The Company expects no material impact on net income in future years as a result of the sale, although the precise amounts will be dependent on a number of factors such as interest rates and levels of securitization.


NOTE 3 - PROPERTIES

Properties are summarized as follows at March 3, 2001 and February 26, 2000 (in thousands):

                                         2001       2000
                                       --------   --------
Land                                   $ 22,353   $ 22,384
Buildings                                59,716     59,761
Equipment, furniture and fixtures       207,956    183,313
Leasehold interests and improvements    170,706    157,801
                                       --------   --------
                                        460,731    423,259

Less accumulated depreciation and
      amortization                      248,980    210,227
                                       --------   --------

           Properties, net             $211,751   $213,032
                                       ========   ========


NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES/OTHER NONCURRENT LIABILITIES

The following is a summary of accounts payable and accrued liabilities and other noncurrent liabilities at March 3, 2001 and February 26, 2000 (in thousands):

                                          2001       2000
                                        --------   --------
Trade accounts payable                  $ 52,637   $ 57,203
Accrued payroll and other
      employee-related liabilities        33,685     23,515
Accrued taxes, other than income          15,576     13,073
Gift cards,  gift certificates and
      merchandise credits outstanding     18,989     15,494
Accrued income taxes payable               7,786     12,152
Other                                     15,437     15,350
                                        --------   --------
      Accounts payable and
           accrued liabilities          $144,110   $136,787
                                        ========   ========

Accrued average rent                    $ 17,590   $ 16,260
Other                                     17,131     12,821
                                        --------   --------

      Other noncurrent liabilities      $ 34,721   $ 29,081
                                        ========   ========

NOTE 5 - LONG-TERM DEBT AND AVAILABLE CREDIT

Long-term debt is summarized as follows at March 3, 2001 and February 26, 2000 (in thousands):

                                          2001      2000
                                        -------   -------
Industrial revenue bonds                $25,000   $25,000
5 3/4% convertible subordinated notes        --    39,179
                                        -------   -------
                                         25,000    64,179
Less - portion due within one year           --    39,179
                                        -------   -------

      Long-term debt                    $25,000   $25,000
                                        =======   =======


In fiscal 1987, the Company entered into industrial revenue development bond loan agreements aggregating $25 million. Proceeds were used to construct three warehouse distribution facilities. The loan agreements and related tax-exempt bonds mature in the year 2026. The Company's interest rates on the loans are based on the bond interest rates, which are market driven, reset weekly and are similar to other tax-exempt municipal debt issues. The Company's weighted average interest rates were 5.7% and 4.8% for fiscal 2001 and 2000, respectively.

In September 1996, the Company issued $86.3 million principal amount of 5 3/4% convertible subordinated notes due October 1, 2003. The notes were convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of common stock of the Company at a conversion price of $8.22 per share, adjusted for stock splits. The Company had the option to redeem the notes, in whole or in part, on or after October 2, 1999, at a redemption price (expressed as a percentage of principal amount) of 103% of par value which was scheduled to decline annually to 100% of par value at the maturity date. During fiscal 2000, the Company purchased and retired $28.6 million principal amount of these notes at an average price of 98.8% of par. Interest on the notes was payable semiannually on April 1 and October 1 of each year. In February 2000, the Company announced its intention to call the remaining $39.2 million outstanding principal amount of these notes for redemption on March 23, 2000. The notes were convertible into common stock of the Company at any time prior to the close of business on March 22, 2000, at a conversion price of $8.22 per share. During March 2000, the Company converted $39,164,000 of the notes into 4,764,450 shares of the Company's common stock and redeemed $15,000 of the notes for cash at a redemption price of 103% of par value. The conversion and redemption of these notes during fiscal 2001 reduced the Company's debt by $39.2 million and increased its capitalization by $39.4 million.

Long-term debt matures as follows (in thousands):

                      Long-Term
Fiscal Year             Debt
-----------           ---------
2002                   $    --
2003                        --
2004                        --
2005                        --
2006                        --
Thereafter              25,000
                       -------

Total long-term debt   $25,000
                       =======


The Company has a $125 million unsecured credit facility available, which expires in November 2003. The interest rate on these borrowings is determined based upon a spread to LIBOR that varies depending upon either the Company's senior debt rating or leverage ratio. All of the $125 million revolving credit facility was available at fiscal 2001 year-end. The weighted average interest rate on borrowings outstanding was 7.2% for fiscal 2001. The Company had no borrowings under this facility during fiscal 2000.

The Company has a $120 million short-term line of credit, which may be used to issue merchandise letters of credit. At fiscal 2001 year-end, approximately $46.5 million had been utilized, leaving $73.5 million available. The Company also has $28.9 million of other special-purpose credit lines, all of which were fully utilized at fiscal 2001 year-end.

Most of the Company's loan agreements require that the Company maintain certain financial ratios and limit specific payments and equity distributions including cash dividends, loans to shareholders and repurchases of common stock.

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS

At March 3, 2001, the Company had approximately $2.4 million of forward foreign exchange contracts outstanding with negligible fair values and with maturities ranging from one to six months.

As of February 26, 2000, the fair value of the 5 3/4% convertible notes was $40.4 million compared to the recorded value of $39.2 million. The fair value of these debentures was estimated based on the quoted market value as of February 26, 2000 for the debentures. There were no other significant assets or liabilities with a fair value different from the recorded value as of March 3, 2001 and February 26, 2000.

NOTE 7 - EMPLOYEE BENEFIT PLANS

The Company offers a qualified, defined contribution employee retirement plan to all its full- and part-time personnel who are at least 18 years old and have been employed for a minimum of six months. Employees contributing 1% to 5% of their compensation receive a matching Company contribution of up to 3%. Company contributions to the plan were $1,790,000, $1,753,000 and $1,653,000 in fiscal 2001, 2000 and 1999, respectively.

In addition, a non-qualified retirement savings plan is available for the purpose of providing deferred compensation for certain employees whose benefits under the qualified plan are limited under Section 401(k) of the Internal Revenue Code. The Company's expense for this non-qualified plan was not significant for fiscal 2001, 2000 and 1999.

The Company maintains supplemental retirement plans (the "Plans") for certain of its executive officers. The Plans provide that upon death, disability or reaching retirement age, a participant will receive benefits based on highest compensation and years of service. The Company recorded expenses related to the Plans of $1,850,000, $1,409,000 and $1,633,000 in fiscal 2001, 2000 and 1999, respectively.

NOTE 8 - MATTERS CONCERNING SHAREHOLDERS' EQUITY

STOCK SPLIT - On July 29, 1998, the Company distributed 32,866,000 common shares pursuant to a three for two stock split, effected in the form of a 50% common stock dividend, to shareholders of record on July 15, 1998.

STOCK PURCHASE PLAN - Substantially all employees and directors are eligible to participate in the Pier 1 Imports, Inc. Stock Purchase Plan under which the Company's common stock is purchased on behalf of employees at market prices through regular payroll deductions. Each employee participant may contribute up to 10% of the eligible portions of compensation and directors may contribute part or all of their directors' fees. The Company contributes from 10% to 100% of the participants' contributions, depending upon length of participation and date of entry into the plan. Company contributions to the plan were $921,000, $954,000 and $1,032,000 in fiscal years 2001, 2000 and 1999, respectively.

RESTRICTED STOCK GRANT PLANS - In fiscal 1998, the Company issued 238,500 shares of its common stock to key officers pursuant to a Management Restricted Stock Plan which provides for the issuance of up to 415,600 shares. The fiscal 1998 restricted stock grant vests over a four-year period of continued employment. The fair value at the date of grant of these restricted stock shares is being expensed over the aforementioned vesting period. The fair value at the date of grant of the restricted shares granted in fiscal 1998 was $3,000,000. Shares not vested are returned to the plan if employment is terminated for any reason. To date, 107,184 shares have been returned to the plan.

In fiscal 1991, the Company issued 726,804 shares of its common stock to key officers pursuant to a Restricted Stock Grant Plan which provided for the issuance of up to 1,037,214 shares. These shares vest, and the fair value at the date of grant is expensed, over a ten-year period of continued employment. Unvested shares are returned to the plan upon employment termination. As of March 3, 2001, 407,742 shares have been returned to the plan. In fiscal 2000, the Restricted Stock Grant Plan was terminated by the Board of Directors and is no longer available for issuance of common stock to key officers. The final vesting period was March 2000.

Total compensation expense for both of the restricted stock grant plans was $216,000, $485,000 and $1,759,000 for fiscal 2001, 2000 and 1999, respectively.

STOCK OPTION PLANS - In June 1999, the Company adopted the Pier 1 Imports, Inc. 1999 Stock Plan (the "Plan"). The Plan will ultimately replace the Company's two previous stock option plans, which were the 1989 Employee Stock Option Plan (the "Employee Plan") and the 1989 Non-Employee Director Stock Option Plan (the "Director Plan").

The Plan provides for the granting of options to directors and employees with an exercise price not less than the fair market value of the common stock on the date of the grant. Options may be either Incentive Stock Options authorized under Section 422 of the Internal Revenue Code or non-qualified options, which do not qualify as Incentive Stock Options. Current director compensation provides for non-qualified options covering 6,000 shares to be granted once each year to each non-employee director. Additionally, the Plan authorizes a Director Deferred Stock Program. As the program is currently implemented by the Board of Directors, each director must defer a minimum of 50% and may defer up to 100% of the director's cash fees into a deferred stock account. The amount deferred receives a 50% matching contribution from the Company. The Plan provides that a maximum of 7,000,000 shares of common stock may be issued under the Plan, of which not more than 250,000 may be issued in exchange for deferred stock units. Options issued to non-director employees vest equally over a period of four years while directors' options are fully vested at the date of issuance. Additionally, employee options will fully vest upon retirement or, under certain conditions, a change in control of the Company. As of March 3, 2001 and February 26, 2000, respectively, there were 3,525,887 and 4,913,638 shares available for grant under the Plan, of which 200,381 and 227,638 may be used for deferred stock issuance. Additionally, outstanding options covering 429,600 and 45,000 shares were exercisable and 49,619 and 22,362 shares were issuable in exchange for deferred stock units at fiscal years ended 2001 and 2000, respectively. The Plan will expire in June 2009, and the Board of Directors may at any time suspend or terminate the Plan or amend the Plan, subject to certain limitations.

Under the Employee Plan, options may be granted to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code or as non-qualified options. Most options issued under the Employee Plan vest over a period of four to five years. As of March 3, 2001 and February 26, 2000, outstanding options covering 2,318,042 and 2,107,953 shares were exercisable and 878,059 and 747,409 shares were available for grant, respectively. The Employee Plan expires in June 2004. The Director Plan expired in fiscal 2000. As of March 3, 2001 and February 26, 2000, outstanding options covering 61,764 shares were exercisable under the Director Plan. Due to the expiration of the Director Plan during fiscal 2000, no shares are available for future grants. Both plans were subject to adjustments for stock dividends and certain other changes to the Company's capitalization.

A summary of stock option transactions related to the stock option plans during the three fiscal years ended March 3, 2001 is as follows (the summary reflects the effect of the three for two stock split, effected in the form of a stock dividend, distributed July 29, 1998):



                                                                   Weighted               Exercisable Shares
                                                     Weighted      Average           ----------------------------
                                                     Average      Fair Value                         Weighted
                                                     Exercise      at Date           Number of        Average
                                         Shares       Price        of Grant            Shares      Exercise Price
                                        ---------    --------     ----------         ---------     --------------
Outstanding at February 28, 1998        3,988,949     $  7.21                        1,350,332        $ 5.16
      Options granted                   1,550,500       13.27       $ 5.38
      Options exercised                  (662,889)       6.11
      Options cancelled or expired       (278,730)      10.72
                                        ---------

Outstanding at February 27, 1999        4,597,830        9.20                        1,810,819          6.66
      Options granted                   2,379,500        6.20         3.18
      Options exercised                  (134,936)       4.63
      Options cancelled or expired       (793,187)      10.63
                                        ---------

Outstanding at February 26, 2000        6,049,207        7.94                        2,214,717          7.28
      Options granted                   1,584,000       10.49         5.31
      Options exercised                  (569,326)       5.38
      Options cancelled or expired       (351,900)       8.47
                                        ---------

Outstanding at March 3, 2001            6,711,981        8.73                        2,809,406          8.07
                                        =========


For shares outstanding at March 3, 2001:

                                                                   Weighted                         Weighted
                                                     Weighted       Average                          Average
                                                     Average       Remaining          Shares      Exercise Price-
                                         Total       Exercise     Contractual        Currently      Exercisable
Ranges of Exercise Prices                Shares       Price          Life           Exercisable       Shares
-------------------------               ---------    --------     -----------       -----------   ---------------
$  2.85 - $  4.61                         747,408     $  3.91         3.59              747,408       $ 3.91
$  5.81 - $  5.81                       1,688,350        5.81         8.53              353,350         5.81
$  6.25 - $ 10.44                       3,129,098        9.09         8.10            1,035,673         7.72
$ 10.88 - $ 18.50                       1,147,125       15.16         7.11              672,975        14.40


The Company accounts for its stock options using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, but is required to disclose the pro forma effect on net income and earnings per share as if the options were accounted for using a fair value-based method of accounting. The fair values for options issued in fiscal 2001, 2000 and 1999 have been estimated as of the date of grant using the Black-Scholes or a similar option pricing model with the following weighted average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 5.68%, 5.79% and 5.14%, expected volatility factors of .5586, .5150 and .3655, expected dividend yields of 1.0% and weighted average expected lives of six years from date of grant to date of exercise for all options. For purposes of computing pro forma net income and earnings per share, the fair value of the stock options is amortized on a straight-line basis as compensation expense over the vesting periods of the options. The pro forma effects on net income and earnings per share are as follows (in thousands except per share amounts):

                             2001      2000      1999
                           -------   -------   -------
Pro forma net income       $91,573   $72,317   $77,891
                           =======   =======   =======
Pro forma basic
      earnings per share   $   .95   $   .76   $   .79
                           =======   =======   =======
Pro forma diluted
      earnings per share   $   .93   $   .72   $   .74
                           =======   =======   =======


Option valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. In addition, the pro forma net income and earnings per share amounts shown above for fiscal 2001, 2000 and 1999 do not include the effect of any grants made prior to fiscal 1996.

SHARE PURCHASE RIGHTS PLAN - On December 9, 1994, the Board of Directors adopted a Share Purchase Rights Plan and declared a dividend of one common stock purchase right (a "Right") payable on each outstanding share of the Company's common stock on December 21, 1994, and authorized the issuance of Rights for subsequently issued shares of common stock. The Rights, which will expire on December 21, 2004, are initially not exercisable, and until becoming exercisable will trade only with the associated common stock. After the Rights become exercisable, each Right entitles the holder to purchase at a specified exercise price one share of common stock. The Rights will become exercisable after the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding common stock or (ii) ten business days (or such later date as determined by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender or exchange offer the consummation of which would result in beneficial ownership by a person or group of 15% or more of the outstanding common stock. If the Company were acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power were sold, proper provision would be made so that each Right would entitle its holder to purchase, upon the exercise of the Right at the then current exercise price (currently the exercise price is $14.81), that number of shares of common stock of the acquiring company having a market value of twice the exercise price of the Right. If any person or group were to acquire beneficial ownership of 15% or more of the Company's outstanding common stock, each Right would entitle its holder (other than such acquiring person whose Rights would become void) to purchase, upon the exercise of the Right at the then current exercise price, that number of shares of the Company's common stock having a market value on the date of such 15% acquisition of twice the exercise price of the Right. The Board of Directors may at its option, at any time after such 15% acquisition but prior to the acquisition of more than 50% of the Company's outstanding common stock, exchange all or part of the then outstanding and exercisable Rights (other than those held by such acquiring person whose Rights would become void) for common stock at an exchange rate per Right of one-half the number of shares of common stock receivable upon exercise of a Right. The Board of Directors may, at any time prior to such 15% acquisition, redeem all the Rights at a redemption price of $.01 per Right.

SHARES RESERVED FOR FUTURE ISSUANCES - As of March 3, 2001, the Company had approximately 119,028,000 shares reserved for future issuances under the stock plans and the share purchase rights plan.

NOTE 9 - INCOME TAXES

The provision for income taxes for each of the last three fiscal years consists of (in thousands):

                   2001       2000       1999
                 --------   --------   --------
Federal:
      Current    $ 50,455   $ 39,463   $ 47,007
      Deferred        583        355     (2,948)
State:
      Current       3,368      1,890      5,112
      Deferred        152      1,370       (378)
Foreign:
      Current       1,032        809        460
                 --------   --------   --------

                 $ 55,590   $ 43,887   $ 49,253
                 ========   ========   ========


Deferred tax assets at March 3, 2001 and February 26, 2000 are comprised of the following (in thousands):

                                         2001        2000
                                       --------    --------
Deferred tax assets:
      Inventory                        $  1,727    $  4,339
      Deferred compensation               7,292       5,268
      Accrued average rent                7,784       7,254
      Losses on a foreign subsidiary      3,301       2,497
      Self insurance reserves               910       2,049
      Fixed assets, net                     795         441
      Other                               2,326       1,637
                                       --------    --------
                                         24,135      23,485
Valuation allowance                      (3,301)     (1,916)
                                       --------    --------

Net deferred tax assets                $ 20,834    $ 21,569
                                       ========    ========


The Company has settled and closed all Internal Revenue Service ("IRS") examinations of the Company's tax returns for all years through fiscal 1999. Subsequent years are not yet under IRS audit.

At February 26, 2000, the net capital loss carryforward for income tax purposes of approximately $3.2 million expired. For financial reporting purposes, a valuation allowance remains at March 3, 2001 to partially offset the deferred tax asset relating to the losses of a foreign subsidiary.

Undistributed earnings of the Company's non-U.S. subsidiaries amounted to approximately $19.4 million at March 3, 2001. These earnings are considered to be indefinitely reinvested and, accordingly, no additional U.S. income taxes or non-U.S. withholding taxes have been provided. Determination of the amount of additional taxes that would be payable if such earnings were not considered indefinitely reinvested is not practical.

The difference between income taxes at the statutory federal income tax rate of 35% in fiscal 2001, 2000 and 1999, and income tax reported in the consolidated statements of operations is as follows (in thousands):

                                 2001        2000        1999
                               --------    --------    --------
Tax at statutory federal
      tax rate                 $ 52,584    $ 41,514    $ 45,364
State income taxes, net of
      federal benefit             3,200       2,526       5,832
Work opportunity tax credit,
      foreign tax credit and
      R&E credit                   (207)       (283)       (327)
Net foreign income taxed
      at lower rates             (1,048)       (960)       (517)
Other, net                        1,061       1,090      (1,099)
                               --------    --------    --------

                               $ 55,590    $ 43,887    $ 49,253
                               ========    ========    ========


NOTE 10 - COMMITMENTS AND CONTINGENCIES

LEASES - The Company leases certain property consisting principally of retail stores, warehouses and material handling and office equipment under leases expiring through the year 2015. Most retail store locations are leased for initial terms of 10 to 15 years with varying renewal options and rent escalation clauses. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base. The Company's lease obligations are considered operating leases, and all payments are reflected in the accompanying consolidated statements of operations.

During fiscal 2000, the Company sold certain store properties for $19.3 million. These stores were leased back from unaffiliated third parties for periods of ten years. The resulting leases are being accounted for as operating leases. The Company deferred gains of $3.3 million in fiscal 2000 on these sale-leaseback transactions; the gains are being amortized over the initial lives of the leases. Future minimum lease commitments of these operating leases are included in the summary below of the Company's operating leases. The Company had no sale-leaseback transactions in fiscal 2001.

At March 3, 2001, the Company had the following minimum lease commitments in the years indicated (in thousands):

                                           Operating
Fiscal year                                  Leases
-----------                                ---------
2002                                       $139,589
2003                                        132,924
2004                                        124,574
2005                                        111,225
2006                                         99,131
Thereafter                                  333,485
                                           --------

Total lease commitments                    $940,928
                                           ========

Present value of total
      operating lease commitments at 10%   $624,987
                                           ========


Rental expense incurred was $144,035,000, $131,835,000 and $114,966,000, including contingent rentals of $979,000, $794,000 and $884,000, based upon a percentage of sales, and net of sublease incomes totaling $2,650,000, $2,141,000 and $1,511,000 in fiscal 2001, 2000 and 1999, respectively.

LEGAL MATTERS - There are various claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operations of its business. Liability, if any, associated with these matters is not determinable at March 3, 2001; however, the Company considers them to be ordinary and routine in nature. The Company maintains liability insurance against most of these claims. While certain of the lawsuits involve substantial amounts, it is the opinion of management, after consultation with counsel, that the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position, results of operations or liquidity.


NOTE 11 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended March 3, 2001 and February 26, 2000 are set forth below (in thousands except per share amounts):

                                              Three Months Ended
                               ------------------------------------------------
Fiscal 2001                    5/27/2000    8/26/2000   11/25/2000     3/3/2001
-----------                    ---------    ---------   ----------     --------
Net sales                      $299,528      337,991      343,493      430,486
Gross profit                   $126,646      135,616      147,160      185,033
Net income                     $ 16,877       17,715       23,569       36,489
Basic earnings per share       $    .17          .18          .25          .38
Diluted earnings per share     $    .17          .18          .24          .38


                                              Three Months Ended
                               ------------------------------------------------
Fiscal 2000                    5/29/1999    8/28/1999   11/27/1999     2/26/2000
-----------                    ---------    ---------   ----------     --------
Net sales                      $261,002      291,787      298,223      380,083
Gross profit                   $110,083      113,212      126,029      163,224
Net income                     $ 12,645       11,886       16,151       34,043
Basic earnings per share       $    .13          .12          .17          .36
Diluted earnings per share     $    .13          .12          .16          .34

MARKET PRICE AND DIVIDEND INFORMATION

The Company's common stock is traded on the New York Stock Exchange. The following tables show the high and low closing sale prices on such Exchange, as reported in the consolidated transaction reporting system, and the dividends paid per share, for each quarter of fiscal 2001 and 2000.

                       Market Price
                   --------------------    Cash Dividends
Fiscal 2001          High         Low       per Share(1)
-----------        --------    --------    --------------
First quarter      $11.8750    $ 7.8750         $ .03
Second quarter      12.7500      8.5000           .04
Third quarter       14.0000     10.4375           .04
Fourth quarter      13.8750      8.1875           .04


                       Market Price
                   --------------------    Cash Dividends
Fiscal 2000          High         Low       per Share(1)
-----------        --------    --------    --------------
First quarter      $11.6875    $ 7.0625         $ .03
Second quarter      12.2500      5.6875           .03
Third quarter        7.2500      5.3750           .03
Fourth quarter       9.1875      5.9375           .03


(1) For restrictions on the payments of dividends, see Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources.