Form 10-K, Exhibit 13
period 2002-03-02
PIER 1 IMPORTS INC/DE
filed 2002-05-30
CIK 278130

                                                                      EXHIBIT 13

                                FINANCIAL SUMMARY
                    ($ in millions except per share amounts)

                                                   4-Year
                                                  Compound                                 Year Ended
                                                   Annual        --------------------------------------------------------------
                                                 Growth Rate       2002        2001(1)        2000         1999          1998
                                                 -----------     ---------     --------     --------     --------      --------
SUMMARY OF OPERATIONS:
Net sales                                            9.5%        $ 1,548.6      1,411.5      1,231.1      1,138.6       1,075.4
Gross profit                                         8.9%        $   649.8        594.5        512.5        500.4         461.5
Selling, general and administrative expenses         9.1%        $   448.1        399.8        349.4        334.6         315.8
Depreciation and amortization                       15.7%        $    42.8         43.2         40.0         31.1          23.9
Operating income                                     6.9%        $   158.8        151.5        123.2        134.7         121.7
Nonoperating (income) and expenses, net (2)                      $    (0.2)         1.3          4.6          5.0         (2.3)
Income before income taxes                           6.4%        $   159.0        150.2        118.6        129.6         124.0
Net income                                           6.5%        $   100.2         94.7         74.7         80.4          78.0

PER SHARE AMOUNTS
(ADJUSTED FOR STOCK SPLITS AND DIVIDENDS):
Basic earnings                                       8.3%        $    1.06          .98          .78          .82           .77
Diluted earnings                                     9.6%        $    1.04          .97          .75          .77           .72
Cash dividends declared                             15.5%        $     .16          .15          .12          .12           .09
Shareholders' equity                                12.4%        $    6.20         5.52         4.60         4.12          3.89

OTHER FINANCIAL DATA:
Working capital (3)                                  9.0%        $   396.8        333.0        239.3        252.1         280.8
Current ratio (3)                                   (3.2)%             2.9          3.3          2.4          2.9           3.3
Total assets                                         7.2%        $   862.7        735.7        670.7        654.0         653.4
Long-term debt (3)                                 (31.4)%       $    25.4         25.0         25.0         96.0         114.9
Shareholders' equity                                10.5%        $   585.7        531.9        440.7        403.9         392.7
Weighted average diluted shares
   outstanding (millions)                                             96.2         98.0        103.3        108.9         112.9
Effective tax rate                                                    37.0%        37.0         37.0         38.0          37.1
Return on average shareholders' equity                                17.9%        19.5         17.7         20.2          21.8
Return on average total assets                                        12.5%        13.5         11.3         12.3          12.8
Pre-tax return on sales                                               10.3%        10.6          9.6         11.4          11.5


(1) Fiscal 2001 consisted of a 53-week year. All other fiscal years presented reflect 52-week years.

(2) Nonoperating (income) and expenses, net, were comprised of interest expense and interest and investment income in each fiscal year presented, and in addition, included net recoveries associated with trading activities in fiscal 1998.

(3) The reduction in fiscal 2000 working capital, current ratio and long-term debt was the result of the Company's call of its outstanding 5 3/4% convertible subordinated notes. The notes were primarily converted into shares of the Company's common stock in March 2000. Excluding the reclassification of the 5 3/4% notes from long-term to short-term, working capital would have been $278.5 million with a current ratio of 3.0 to 1 at fiscal 2000 year-end.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Pier 1 Imports, Inc. and its consolidated subsidiaries (the "Company") is one of North America's largest specialty retailers of unique decorative home furnishings, gifts and related items, with over 950 stores in 48 states, Canada, Puerto Rico, the United Kingdom and Mexico as of fiscal 2002 year-end. The Company directly imports merchandise from over 40 countries around the world and designs offerings that are proprietary to Pier 1 Imports. During fiscal 2002, the Company reported record sales of $1,548.6 million and record net income of $100.2 million, or $1.04 per diluted share. In February 2001, the Company acquired certain assets and assumed certain liabilities of Cargo Furniture, Inc. and formed New Cargo Furniture, Inc. ("Cargo"). Cargo, an 18-store retailer and wholesaler of casual lifestyle furniture, gifts and home decor, had no impact on the Company's fiscal 2001 operations due to the timing of the acquisition, but is reflected in the Company's fiscal 2002 and 2001 year-end balance sheets and fiscal 2002 results of operations.

FISCAL YEARS ENDED MARCH 2, 2002 AND MARCH 3, 2001

During the 52-week period of fiscal 2002, net sales increased $137.1 million, or 9.7%, to $1,548.6 million. Net sales for the 53-week period of fiscal 2001 were $1,411.5 million. Same-store sales for fiscal 2002 improved 4.5% over the prior year, excluding the 53rd week of sales in fiscal 2001. Despite a slow start in sales growth during the first half of the fiscal year, the Company began to see improvements in customer traffic, average ticket and customer conversion in the third quarter. These sales trends began after the events of September 11th when consumers shifted their spending away from travel and entertainment and began making purchases for their homes. In addition to this change in consumer behavior, the Company believes that its value-oriented merchandising efforts and the success of its marketing campaign contributed to the sales increases experienced during fiscal 2002.

The Company's accelerated new store growth plans in North America also contributed to sales growth during fiscal 2002. The Company opened 104 and closed 20 North American Pier 1 stores during the fiscal year. The North American Pier 1 store count totaled 910 at the end of fiscal 2002 compared to 826 a year ago. Including Cargo and all other worldwide locations, the Company's store count totaled 974 at the end of fiscal year 2002 compared to 899 at the end of fiscal year 2001. Prior to the close of fiscal year 2002, the franchise agreement with Akatsuki Printing Co., Ltd. and Skylark Co., Ltd. expired without any additional costs or further obligations to the Company. As a result, the Company no longer has stores in Japan.

A summary reconciliation of the Company's stores open at the beginning of fiscal 2002, 2001 and 2000 to the number open at the end of each period follows:

                                             PIER 1 NORTH
                                               AMERICAN     INTERNATIONAL(1)  CARGO(2)  TOTAL
                                             ------------   ----------------  --------  -----
Open at February 27, 1999                             752                 54        --    806
     Openings (3)                                      63                  5        --     68
     Closings (3)                                     (30)               (10)       --    (40)
                                             ------------   ----------------  --------  -----
Open at February 26, 2000                             785                 49        --    834
     Openings (3)                                      65                  3        --     68
     Closings (3)                                     (24)                --        --    (24)
     Acquisition (February 2001)                       --                 --        21     21
                                             ------------   ----------------  --------  -----
Open at March 3, 2001                                 826                 52        21    899
     Openings (3)                                     104                  3         3    110
     Closings (3)                                     (20)                (9)       (6)   (35)
                                             ------------   ----------------  --------  -----
Open at March 2, 2002                                 910                 46        18    974
                                             ============   ================  ========  =====

(1) International stores were located in Puerto Rico, the United Kingdom, Mexico and Japan for fiscal 2000 and 2001. All Japan locations were closed by fiscal 2002 year-end.

(2) The Company's results of operations for fiscal 2001 were not affected by the acquisition of Cargo.

(3)  Openings and closings include stores which were relocated.


Sales on the Company's proprietary credit card for fiscal 2002 were $412.5 million compared to $377.0 million last year and accounted for 28.9% of U.S. store sales for both fiscal periods. Proprietary credit card customers spent an average of $153 per transaction, which was comparable to last year. The Company continues to encourage sales on its proprietary credit card by opening new accounts, including accounts on Cargo's new proprietary credit card, and developing customer loyalty through marketing promotions specifically targeted to cardholders, including deferred payment options on larger purchases. Although the proprietary credit card generates income, it primarily serves as a marketing and communication tool for the Company's most loyal customers.

Gross profit, after related buying and store occupancy costs, expressed as a percentage of sales, was 42.0% for fiscal 2002 compared to 42.1% a year ago. Merchandise margins for fiscal year 2002 remained unchanged at 54.2% of sales when compared to last fiscal year. Although the first half of fiscal 2002 was more promotional as a result of soft economic conditions, the second half of fiscal 2002 yielded sales with a more favorable blend of regular-priced merchandise and promotional items and merchandise margins rebounded accordingly. Store occupancy costs were 12.3% of sales in fiscal 2002 versus 12.1% of sales last fiscal year. This increase was primarily attributable to the effect of leveraging occupancy costs over an additional week of sales in fiscal year 2001 versus fiscal year 2002. This increase was also the result of additional store rental expense due to the sale and subsequent leaseback of six store properties previously owned by the Company. These sale-leaseback transactions also resulted, although to a lesser extent, in a reduction of depreciation expense, which is not classified as a component of store occupancy costs.

As a percentage of sales, selling, general and administrative expenses, including marketing, increased 60 basis points to 28.9% of sales for fiscal year 2002 from 28.3% of sales a year ago. Expenses that normally increase proportionately with sales and number of stores, such as store payroll, equipment rental, supplies and marketing expenses, were well controlled and declined 50 basis points to 19.7% of sales. Store payroll decreased 20 basis points as a percentage of sales, which was largely the result of a decrease in store bonuses that are awarded based on sales gains over the prior year. Marketing as a percentage of sales decreased 10 basis points, to 4.5% of sales, due to lower television advertising rates negotiated by the Company. All other selling, general and administrative expenses increased 110 basis points to 9.3% of sales for the fiscal year. These increases were largely the result of increases in non-store payroll, medical, workers' compensation, and general insurance expenses, and the impact of Cargo's expenditures this year with no corresponding expense last year. The increases in non-store payroll resulted primarily from an enhancement to the field management structure in the first quarter of fiscal 2002 to provide for future growth.

Depreciation and amortization expense for fiscal 2002 was $42.8 million, or 2.8% of sales, compared to $43.2 million, or 3.1% of sales, last fiscal year. The decrease was primarily the result of store point of sale equipment, which became fully depreciated in March 2001, along with the sale of eight store properties previously owned, six of which were subsequently leased back by the Company.

Operating income improved to $158.8 million, or 10.3% of sales, in fiscal 2002 from $151.5 million, or 10.7% of sales, in fiscal 2001.

Interest income increased $0.6 million, or 10 basis points as a percentage of sales, to $2.5 million due to considerably higher average cash and investment balances during the current fiscal year compared to last fiscal year, partially offset by a decrease in interest rates. Interest expense was $2.3 million in fiscal year 2002 compared to $3.1 million in fiscal year 2001, a 10 basis point reduction. The decline in interest expense was due to lower average interest rates on a relatively fixed long-term debt balance along with no borrowings under the Company's revolving credit facility during fiscal 2002 compared to several months of outstanding balances on the revolver during fiscal 2001.

The Company's effective tax rate remained constant at 37% of income before income taxes for both fiscal 2002 and 2001.

Fiscal 2002 net income totaled $100.2 million, representing 6.5% of sales, or $1.04 per share on a diluted basis. In fiscal 2001, net income was 6.7% of sales and totaled $94.7 million, or $.97 per share on a diluted basis.

FISCAL YEARS ENDED MARCH 3, 2001 AND FEBRUARY 26, 2000

During fiscal 2001, the Company recorded net sales of $1,411.5 million, an increase of $180.4 million, or 14.7%, over net sales of $1,231.1 million for the prior fiscal year. Fiscal 2001 consisted of a 53-week year, while fiscal 2000 and 1999 were 52-week years. Same-store sales for fiscal 2001 improved 7.8%, excluding the 53rd week of sales. The Company believes that its new advertising campaign, proprietary credit card and other promotions, and continued focus on a value pricing initiative, which began in fiscal 2000, resulted in higher customer traffic, average purchases per customer and conversion ratios during fiscal 2001.

The Company's continued efforts to expand by opening new stores also contributed to sales growth during fiscal 2001. The Company opened 65 new stores and closed 24 stores in North America during fiscal 2001, bringing the Pier 1 North American store count up to 826 at year-end. With the addition of Cargo, the store count worldwide, including North America, Puerto Rico, the United Kingdom, Mexico and Japan, totaled 899 at the end of fiscal 2001 compared to 834 at the end of fiscal 2000. A summary reconciliation of the Company's stores open at the beginning of fiscal 2001, 2000 and 1999 to the number open at the end of each period follows:

                                             PIER 1 NORTH
                                               AMERICAN     INTERNATIONAL(1)  CARGO(2)  TOTAL
                                             ------------   ----------------  --------  -----
Open at February 28, 1998                             719                 45        --    764
     Openings (3)                                      63                 11        --     74
     Closings (3)                                     (30)                (2)       --    (32)
                                             ------------   ----------------  --------  -----
Open at February 27, 1999                             752                 54        --    806
     Openings (3)                                      63                  5        --     68
     Closings (3)                                     (30)               (10)       --    (40)
                                             ------------   ----------------  --------  -----
Open at February 26, 2000                             785                 49        --    834
     Openings (3)                                      65                  3        --     68
     Closings (3)                                     (24)                --        --    (24)
     Acquisition (February 2001)                       --                 --        21     21
                                             ------------   ----------------  --------  -----
Open at March 3, 2001                                 826                 52        21    899
                                             ============   ================  ========  =====

(1) International stores were located in Puerto Rico, the United Kingdom, Mexico and Japan.

(2) The Company's results of operations for fiscal 2001 were not affected by the acquisition of Cargo.

(3)  Openings and closings include stores which were relocated.

Increased use of the Company's proprietary credit card added to the Company's sales growth during fiscal 2001. Sales on the proprietary credit card were $377.0 million and accounted for 28.9% of U.S. store sales during fiscal 2001, an increase of $76.5 million over proprietary credit card sales in the prior year of $300.5 million, which represented 26.3% of U.S. store sales during that year. Proprietary credit card customers spent an average of $152 per transaction in fiscal 2001 compared to $142 per transaction in fiscal 2000. The Company attributed the growth in sales on the card to continued efforts to open new accounts, deferred payment options offered to cardholders during furniture promotions, and enhanced customer loyalty through targeted promotions.

Gross profit, after related buying and store occupancy costs, expressed as a percentage of sales, increased 50 basis points in fiscal 2001 to 42.1% from 41.6% in fiscal 2000. Merchandise margins, as a percentage of sales, declined from 54.6% in fiscal 2000 to 54.2% in fiscal 2001, a decrease of 40 basis points. The decrease was a result of management's concerted decision to continue to give value back to customers by offering unique merchandise at affordable prices. In addition, the effect of a full year of price reductions taken as a result of the value pricing initiative started in May 1999 which continued throughout fiscal 2000 created downward pressure on fiscal 2001 merchandise margins. This decline was also due in part to higher freight rates during the first half of fiscal 2001 as compared to the same period in fiscal 2000. The decreases in merchandise margins were more than offset by the leveraging of relatively fixed rental costs over a higher sales base, which included an additional week of sales in fiscal 2001. Store occupancy costs improved 90 basis points as a percentage of sales from 13.0% in fiscal 2000 to 12.1% in fiscal 2001.

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

Net income in fiscal 2001 was $94.7 million, or $.97 per share on a diluted basis, an increase of $20.0 million, or 26.7%, as compared to fiscal 2000's net income of $74.7 million, or $.75 per share on a diluted basis. Net income, as a percentage of sales, improved from 6.1% in fiscal 2000 to 6.7% in fiscal 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company ended fiscal year 2002 with $235.6 million of cash compared to $46.8 million a year ago. Total cash generated from operations was $244.3 million compared to $107.5 million last year. Net income, adjusted for non-cash and non-operating related items, was $147.0 million and served as the Company's primary source of operating cash for the fiscal year. The Company's reduction in inventory levels provided cash of $34.8 million compared to a use of cash in the prior fiscal year of $39.1 million. The Company's ability to better manage inventory levels resulted in higher inventory turns and lower overall inventories this year compared to last year, with only a slight decline in average inventory per store. After a successful January clearance event, inventory levels were well positioned at the end of fiscal 2002 enabling a smooth transition into the spring selling season. Increases in accounts payable and accrued liabilities provided cash of $66.0 million. These increases were primarily the result of an increase in merchandise-related accounts payable, increased sales of the Company's gift cards and increases in federal and state income taxes payable resulting from a change in the timing of tax payments.

During fiscal 2002, the Company spent a net of $10.5 million on investing activities. Capital expenditures were $57.9 million, a majority of which was used for new and existing store development and investments in the Company's information systems. The Company opened a record 104 new Pier 1 stores in North America, as well as three international stores, and relocated three existing Cargo stores, which together accounted for $27.9 million of the total amount expended for capital purchases. The Company remodeled five stores in fiscal 2002 at a cost of $5.1 million. Continuing with its commitment to invest in current store locations, the Company spent an additional $4.5 million to improve floor plans and upgrade fixtures on existing stores. The Company also spent $16.7 million on computer software and other system enhancements, including a new financial system, warehouse management system and customer relations management system. Proceeds from disposition of properties totaled $16.7 million, which included $12.6 million in proceeds from the sale-leaseback of six Company-owned properties throughout fiscal 2002. See Note 9 of the Notes to Consolidated Financial Statements for additional discussion of the sale-leaseback transactions.

As of March 2, 2002, the Company's beneficial interest in securitized receivables decreased $30.8 million from the balance at fiscal 2001 year-end. During the third quarter of fiscal 2002, the Company completed a new credit card securitization transaction through the Pier 1 Imports Credit Card Master Trust (the "Master

Trust"). The Master Trust is not consolidated by the Company as it is a qualifying special-purpose entity under Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Master Trust issued $100 million in trust certificates to a third party, which bear interest at a floating rate equal to the rate on commercial paper issued by the third party. As of the end of fiscal year 2002, this rate was 1.81%. In conjunction with this transaction, the Master Trust retired $50 million in previously issued certificates, which bore interest at a fixed rate of 6.74% and were scheduled to mature in May 2002. After the retirement of these certificates, the new transaction provided the Company with net proceeds of approximately $49 million. The sale of the additional $50 million of retained interest contributed to this decrease in beneficial interest in securitized receivables, but was partially offset by increases subsequent to the sale of the retained interest due to increased sales on the Company's proprietary credit card. The Company has continued to experience payment rates comparable to last fiscal year on its proprietary credit card receivables. See Note 2 of the Notes to Consolidated Financial Statements.

During fiscal 2002, the Company paid $44.1 million to repurchase 4,020,500 common shares under the Board of Directors-approved stock buyback program at an average price of $10.98, including fees. Subsequent to the end of fiscal 2002, the Company announced that its Board of Directors authorized share repurchases of up to $150 million of the Company's common stock. This authorization replaced the previously authorized 2.8 million shares that were remaining for repurchase at the end of fiscal 2002. These repurchases will be made in open market or private transactions over the next two to three years depending on prevailing market conditions, the Company's available cash, loan covenant restrictions and consideration of its corporate credit ratings. During the year, the Company continued to pay dividends and $15.1 million of cash was expended for dividend payments during fiscal 2002. Also, subsequent to the end of the fiscal year, the Company declared an increased quarterly cash dividend of $.05 per share payable on May 22, 2002 to shareholders of record on May 8, 2002. The Company expects to continue to pay cash dividends in fiscal 2003, but to retain most of its future earnings for expansion of the Company's business. Other financing activities, primarily the exercise of stock options, provided cash of $14.2 million during fiscal 2002.

At fiscal 2002 year-end, the Company's sources of working capital were cash flow from operations, sales of proprietary credit card receivables and bank lines of credit. The bank facilities include a $125 million credit facility, which expires in November 2003, all of which was available at fiscal 2002 year-end. The Company had no borrowings on this facility during fiscal 2002. Additionally, the Company has a $120 million short-term line of credit, which is primarily used to issue merchandise letters of credit. At fiscal 2002 year-end, approximately $64.6 million had been utilized, leaving $55.4 million available. The Company also has $28.7 million in credit lines used to issue other special-purpose letters of credit, all of which were fully utilized at fiscal 2002 year-end. Of the $28.7 million in special-purpose letters of credit, $25.6 million related to the Company's industrial revenue bonds. See Note 5 of the Notes to Consolidated Financial Statements. Most of the Company's loan agreements require the Company to maintain certain financial ratios and limit certain investments and distributions to shareholders, including cash dividends and repurchases of common stock. The Company's current ratio was 2.9 to 1 at fiscal 2002 year-end compared to 3.3 to 1 at fiscal 2001 year-end.

A summary of the Company's other commercial commitments as of March 2, 2002 is listed below (in thousands):

                                                        Amount of Commitment
                                                        Expiration Per Period
                                                        ---------------------

                                         Total Amounts  Less Than     1 to 3
                                           Committed     1 Year        Years
                                         -------------  ---------     -------
Merchandise letters of credit            $      64,640  $  64,640     $    --
Standby letters of credit                       28,740      3,175      25,565
                                         -------------  ---------     -------

Total other commercial
     commitments                         $      93,380  $  67,815     $25,565
                                         =============  =========     =======


A summary of the Company's contractual cash commitments as of March 2, 2002 is listed below (in thousands):

                              Long-term     Operating
Fiscal Year                      Debt        Leases
-----------                   ---------    -----------
2003                          $     356    $   162,315
2004                                356        158,525
2005                                 --        145,608
2006                                 --        132,855
2007                                 --        118,102
Thereafter                       25,000        426,946
                              ---------    -----------

Total contractual
     cash commitments         $  25,712    $ 1,144,351
                              =========    ===========

The present value of total existing minimum operating lease commitments discounted at 10% was $751.9 million at fiscal 2002 year-end. The Company plans to continue to fund these commitments from operating cash flow.

The Company's securitization transaction accounts for a significant source of its funding, with a face amount of outstanding debt securities (the Class A Certificates) assumed by third parties of $100 million. The Company does not provide recourse to third party investors that purchase the debt securities issued by the Master Trust. However, should the performance of the underlying credit card receivables held by the Master Trust deteriorate to a level that the Company's retained subordinated interests were insufficient to collateralize the Class A Certificates, the Master Trust would be contractually required to begin repayment of the Class A Certificates thereby limiting the amount of receivables that could be sold to the Master Trust and limiting the securitization as a source of funding. However, this repayment would only be required to the extent that the Master Trust was out of compliance with its required performance measures. The performance measures that could trigger this repayment, such as payment rate, returns and fraud, portfolio yield, and minimum transferor's interest, would have to decline significantly to result in such an early amortization event. In addition, if the Company was required to consolidate the Master Trust due to a change in accounting rules, the Company's operations for fiscal 2002 would not have been materially different than its reported results and both its assets and liabilities would have increased by approximately $100 million as of March 2, 2002.

The Company plans to open approximately 115 to 120 new Pier 1 stores during fiscal year 2003 and plans to close approximately 30 stores as their leases expire or otherwise end. A majority of the store closings are planned relocations within the same markets. In addition, the Company will begin its expansion plans for

Cargo and will open eight to ten locations during fiscal 2003. New store buildings and land will be financed primarily through operating leases. Total capital expenditures for fiscal 2003 are expected to be approximately $85 million. Of this amount, the Company expects to spend approximately $43 million on store development, $15 million on the replacement of its Savannah distribution facility, net of estimated proceeds from the disposal of the current facility, $15 million on information systems and $12 million on the land and other costs related to construction of the Company's new headquarters.

In summary, the Company's primary uses of cash in fiscal 2002 were to fund operating expenses, provide for new and existing store development and repurchase common stock of the Company. Historically, the Company has financed its operations primarily from internally generated funds and borrowings under the Company's credit facilities. The Company believes that the funds provided from operations, available lines of credit and sales of its proprietary credit card receivables will be sufficient to finance working capital and capital expenditure requirements throughout fiscal year 2003.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for the Company's conclusions. The Company continually evaluates the information used to make these estimates as the business and the economic environment changes. Actual results may differ from these estimates under different assumptions or conditions. The use of estimates is pervasive throughout the consolidated financial statements, but the accounting policies and estimates considered most critical are as follows:

BENEFICIAL INTEREST IN SECURITIZED RECEIVABLES - In February 1997, the Company sold all of its proprietary credit card receivables to a special-purpose wholly-owned subsidiary, Pier 1 Funding, Inc., predecessor to Pier 1 Funding, LLC ("Funding"), which transferred the receivables to the Pier 1 Imports Credit Card Master Trust (the "Master Trust"). The Master Trust is not consolidated by the Company as it meets the requirements of a qualifying special-purpose entity under SFAS No. 140. The Master Trust issues beneficial interests that represent undivided interests in the assets of the Master Trust consisting of the transferred receivables and all cash flows from collections of such receivables. The beneficial interests include certain interests retained by Funding, which are represented by Class B Certificates, and the residual interest in the Master Trust (the excess of the principal amount of receivables held in the Master Trust over the portion represented by the certificates sold to investors and the Class B Certificates). Gain or loss on the sale of receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. The beneficial interest in the Master Trust is accounted for as an available-for-sale security. The Company estimates the fair value of its beneficial interest in the Master Trust, both upon initial securitization and thereafter, based on the present value of future expected cash flows estimated using management's best estimates of key assumptions including credit losses and timeliness of payments. Although not anticipated by the Company, a significant deterioration in the financial condition of the Company's credit card holders, interest rates, or other economic conditions could result in other than temporary losses on the beneficial interest in future periods.

INVENTORIES - The Company's inventory is comprised of finished merchandise and is stated at the lower of average cost or market; cost is determined on a weighted average method. Calculations of the carrying value of inventory are made on an item-by-item basis. The Company reviews its inventory levels in order to identify slow-moving merchandise and uses merchandise markdowns to clear such merchandise. Reserves are established to reduce the value of such slow-moving merchandise. The Company records inventory shrink expense based upon known inventory losses plus unknown losses estimated by reviewing historical experience of the results of its physical inventories. Although inventory shrink rates have not fluctuated significantly in recent years, should actual inventory shrink rates differ from the Company's estimates, revisions to the inventory shrink expense may be required. Most inventory purchases and commitments are made in U.S. dollars.

INCOME TAXES - The Company records income tax expense using the liability method for taxes. The Company is subject to income tax in many jurisdictions, including the United States, various states and localities, and foreign countries. The process of determining tax expense by jurisdiction involves the calculation of actual current tax expense, together with the assessment of deferred tax expense resulting from differing treatment of items for tax and financial accounting purposes. Deferred tax assets and liabilities are recorded in the Company's consolidated balance sheets.

In accordance with Accounting Principles Board ("APB") Opinion No. 23, deferred federal income taxes, net of applicable foreign tax credits, are not provided on the undistributed earnings of foreign subsidiaries to the extent the Company intends to permanently reinvest such earnings abroad. The Company intends these earnings to be indefinitely reinvested in international operations. If future events require that certain assets associated with these earnings be repatriated to the United States, an additional tax provision will be required. Determination of the amount of additional taxes that would be payable if such earnings were not considered indefinitely reinvested is not practical due to the complexities in tax laws and the assumptions that would have to be made.

REVENUE RECOGNITION - The Company recognizes revenue upon customer receipt or delivery for retail sales, including sales under deferred payment promotions on its proprietary credit card. Credit card receivable deferrals are for approximately 90 days and have historically resulted in no significant increases in bad debt losses arising from such receivables. Revenue from gift cards, gift certificates and merchandise credits is deferred until redemption. The Company records an allowance for estimated merchandise returns based on historical experience and other known factors. Should actual returns differ from the Company's estimates and current provision for merchandise returns, revisions to the estimated merchandise returns may be required.

SAME-STORE SALES - Stores included in the same-store sales calculation are those stores opened prior to the beginning of the preceding fiscal year and that are still open. Also included are stores that are relocated during the year within a specified distance serving the same market, where there is not a significant change in store size and where there is not a significant overlap between the opening of one store and the closing of the existing store. Stores that are expanded or renovated are excluded from the same-store sales calculation during the period they are closed for such remodeling. When these stores re-open for business, they are included in the same-store sales calculation in the first full month after the re-opening if there is no significant change in store size. If there is a significant change in store size, the store continues to be excluded from the calculation until it meets the Company's established definition of a same-store. Sales over the internet are included, but clearance stores are omitted from the same-store sales calculation. Also, Cargo was not included in the operations of the Company for fiscal 2001 and was not included in the same-store sales calculation for fiscal 2002.

MARKET RISK DISCLOSURES

Market risks relating to the Company's operations result primarily from changes in foreign exchange rates and interest rates. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes, and is not a party to any leveraged derivatives.

The Company periodically enters into forward foreign currency exchange contracts to hedge some of its foreign currency exposure. The Company uses such contracts to hedge exposures to changes in foreign currency exchange rates, primarily the EMU euro and British pounds, associated with purchases denominated in foreign currencies. The Company also uses contracts to hedge its exposure associated with repatriation of funds from its Canadian operations. Changes in the fair value of the derivatives are included in the Company's consolidated statements of operations. Forward contracts, which hedge merchandise purchases, generally have maturities not exceeding six months, and contracts which hedge the repatriation of

Canadian funds have maturities not exceeding eighteen months. At March 2, 2002, the notional amount of the Company's forward foreign currency exchange contracts and contracts to hedge its exposure associated with the repatriation of Canadian funds totaled approximately $3.9 and $12.2 million, respectively.

The Company manages its exposure to changes in interest rates by optimizing the use of variable and fixed rate debt. The Company had $25.0 million of variable rate borrowings at March 2, 2002. A hypothetical 10% adverse change in interest rates would have a negligible impact on the Company's earnings and cash flows.

Collectively, the Company's exposure to these market risk factors was not significant and did not materially change from March 3, 2001.

IMPACT OF INFLATION AND CHANGING PRICES

Inflation has not had a significant impact on the operations of the Company during the preceding three years.

IMPACT OF NEW ACCOUNTING STANDARDS

In the first quarter of fiscal 2002, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS No. 137 and SFAS No. 138. This statement establishes accounting and reporting guidelines for derivatives and requires the Company to record all derivatives as assets or liabilities on the balance sheet at fair value. The Company's use of derivatives is primarily limited to forward foreign currency exchange contracts, which the Company uses to mitigate exposures to changes in foreign currency exchange rates. The Company also uses contracts which hedge the repatriation of Canadian funds. Upon adoption of SFAS No. 133, the Company did not designate such derivatives as hedging instruments; thus, the changes in the fair value of the derivatives have been included in the consolidated statements of operations. Prior to adoption, the Company deferred all gains and losses on its derivative contracts and recognized such gains and losses as an adjustment to the transaction price. The adoption of SFAS No. 133 has not had a material impact on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

The Company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" in the first quarter of fiscal 2002. This statement established new conditions for a securitization to be accounted for as a sale of receivables, changed the requirements for an entity to be a qualifying special-purpose entity, and modified the conditions for determining whether a transferor has relinquished control over transferred assets. SFAS No. 140 also requires additional disclosures related to securitized financial assets and retained interests in securitized financial assets. See
Note 2 of the Notes to Consolidated Financial Statements. Prior to adoption, the Company made the necessary amendments to its securitization agreements and continues to receive sale treatment for its securitized proprietary credit card receivables. The implementation of SFAS No. 140 did not have a material impact on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," which supersedes APB Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." Statement No. 141 eliminates the pooling-of-interests method of accounting for business combinations and requires all such transactions to be accounted for under the purchase method. This statement also addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination and is effective for all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material impact on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

In June 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which supersedes APB Opinion No. 17, "Intangible Assets." This statement addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 also provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested on an annual basis for impairment. The Company is required to adopt SFAS No. 142 for its fiscal year beginning March 3, 2002. The Company has analyzed the implementation requirements and does not anticipate that the adoption of SFAS No. 142 will have a material impact on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Statement No. 144 retains the fundamental provisions of SFAS No. 121 with additional guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of other than by sale be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset as "held for sale." SFAS No. 144 also supersedes APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" regarding the disposal of a segment of a business and would extend the reporting of a discontinued operation to a "component of an entity" and requires the operating losses thereon to be recognized in the period in which they occur. The Company is required to adopt SFAS No. 144 for its fiscal year beginning March 3, 2002. The Company has analyzed the implementation requirements and does not anticipate that the adoption of SFAS No. 144 will have a material impact on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

FORWARD-LOOKING STATEMENTS

Certain matters discussed in this annual report, other than historical information, may constitute "forward-looking statements" that are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company may also make forward-looking statements in other reports filed with the Securities and Exchange Commission and in material delivered to the Company's shareholders. Forward-looking statements provide current expectations of future events based on certain assumptions. These statements encompass information that does not directly relate to any historical or current fact and often may be identified with words such as "anticipates," "believes," "expects," "estimates," "intends," "plans," "projects" and other similar expressions. Management's expectations and assumptions regarding planned store openings, financing of Company obligations from operations and other future results are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Risks and uncertainties that may affect Company operations and performance include, among others, the effects of terrorist attacks or other acts of war, weather conditions that may affect sales, the general strength of the economy and levels of consumer spending, the availability of new sites for expansion along with sufficient labor to facilitate growth, the strength of new home construction and sales of existing homes, the ability of the Company to import merchandise from foreign countries without significantly restrictive tariffs, duties or quotas and the ability of the Company to ship items from foreign countries at reasonable rates in timely fashion. The foregoing risks and uncertainties are in addition to others discussed elsewhere in this annual report. The Company assumes no obligation to update or otherwise revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied will not be realized.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Pier 1 Imports, Inc.

We have audited the accompanying consolidated balance sheets of Pier 1 Imports, Inc. as of March 2, 2002 and March 3, 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pier 1 Imports, Inc. at March 2, 2002 and March 3, 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 2, 2002, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

Fort Worth, Texas
April 8, 2002

REPORT OF MANAGEMENT

To our shareholders:

Management is responsible for the preparation and the integrity of the accompanying consolidated financial statements and related notes, which have been prepared in accordance with accounting principles generally accepted in the United States and include amounts based upon our estimates and judgments, as required. The consolidated financial statements have been audited by Ernst & Young LLP, independent certified public accountants. The accompanying independent auditors' report expresses an independent professional opinion on the fairness of presentation of management's financial statements.

The Company maintains a system of internal controls over financial reporting. We believe this system provides reasonable assurance that transactions are executed in accordance with management authorization and that such transactions are properly recorded and reported in the financial statements, that assets are properly safeguarded and accounted for, and that records are maintained so as to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. The Company also has instituted policies and guidelines, which require employees to maintain a high level of ethical standards.

In addition, the Board of Directors exercises its oversight role with respect to the Company's internal control systems primarily through its Audit Committee. The Audit Committee consists solely of outside directors and meets periodically with management, the Company's internal auditors and the Company's independent auditors to review internal accounting controls, audit results, financial reporting, and accounting principles and practices. The Company's independent and internal auditors have full and free access to the Audit Committee with and without management's presence. Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of and for the year ended March 2, 2002 provide reasonable assurance that the consolidated financial statements are reliable.



/s/ Marvin J. Girouard
Marvin J. Girouard
Chairman of the Board
and Chief Executive Officer

/s/ Charles H. Turner
Charles H. Turner
Executive Vice President,
Chief Financial Officer and Treasurer

                              PIER 1 IMPORTS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands except per share amounts)

                                                                   Year Ended
                                                ------------------------------------------------
                                                    2002              2001              2000
                                                ------------      ------------      ------------
Net sales                                       $  1,548,556      $  1,411,498      $  1,231,095

Operating costs and expenses:
      Cost of sales (including buying and
           store occupancy costs)                    898,795           817,043           718,547
      Selling, general and administrative
           expenses                                  448,127           399,755           349,394
      Depreciation and amortization                   42,821            43,184            39,973
                                                ------------      ------------      ------------
                                                   1,389,743         1,259,982         1,107,914
                                                ------------      ------------      ------------

           Operating income                          158,813           151,516           123,181

Nonoperating (income) and expenses:
      Interest and investment income                  (2,484)           (1,854)           (2,349)
      Interest expense                                 2,300             3,130             6,918
                                                ------------      ------------      ------------
                                                        (184)            1,276             4,569
                                                ------------      ------------      ------------

           Income before income taxes                158,997           150,240           118,612

Provision for income taxes                            58,788            55,590            43,887
                                                ------------      ------------      ------------

Net income                                      $    100,209      $     94,650      $     74,725
                                                ============      ============      ============

Earnings per share:
      Basic                                     $       1.06      $        .98      $        .78
                                                ============      ============      ============

      Diluted                                   $       1.04      $        .97      $        .75
                                                ============      ============      ============

Dividends declared per share:                   $        .16      $        .15      $        .12
                                                ============      ============      ============

Average shares outstanding during period:
      Basic                                           94,414            96,306            95,766
                                                ============      ============      ============

      Diluted                                         96,185            97,952           103,297
                                                ============      ============      ============


The accompanying notes are an integral part of these financial statements.

                              PIER 1 IMPORTS, INC.
                           CONSOLIDATED BALANCE SHEETS
                       (in thousands except share amounts)


                                                                    2002            2001
                                                                 ----------      ----------
ASSETS

Current assets:
      Cash, including temporary investments of $213,488
           and $31,142, respectively                             $  235,609      $   46,841
      Beneficial interest in securitized receivables                 44,620          75,403
      Other accounts receivable, net of allowance for
           doubtful accounts of $275 and $295, respectively           6,205           8,370
      Inventories                                                   275,433         310,704
      Prepaid expenses and other current assets                      43,286          35,748
                                                                 ----------      ----------
           Total current assets                                     605,153         477,066

Properties, net                                                     209,954         212,066
Other noncurrent assets                                              47,565          46,578
                                                                 ----------      ----------
                                                                 $  862,672      $  735,710
                                                                 ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
      Current portion of long-term debt                          $      356      $       --
      Accounts payable and accrued liabilities                      208,040         144,110
                                                                 ----------      ----------
           Total current liabilities                                208,396         144,110

Long-term debt                                                       25,356          25,000
Other noncurrent liabilities                                         43,264          34,721

Shareholders' equity:
      Common stock, $1.00 par, 500,000,000 shares
           authorized, 100,779,000 issued                           100,779         100,779
      Paid-in capital                                               140,190         139,424
      Retained earnings                                             429,910         344,809
      Cumulative other comprehensive income                          (4,702)         (3,115)
      Less - 7,362,000 and 4,619,000 common shares
           in treasury, at cost, respectively                       (80,521)        (49,933)
      Less - unearned compensation                                       --             (85)
                                                                 ----------      ----------
                                                                    585,656         531,879
Commitments and contingencies                                            --              --
                                                                 ----------      ----------
                                                                 $  862,672      $  735,710
                                                                 ==========      ==========


The accompanying notes are an integral part of these financial statements.

                              PIER 1 IMPORTS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (in thousands except share amounts)

                                                                                      Year Ended
                                                                       ------------------------------------------
                                                                          2002            2001            2000
                                                                       ----------      ----------      ----------
Cash flow from operating activities:
      Net income                                                       $  100,209      $   94,650      $   74,725
      Adjustments to reconcile to net cash
           provided by operating activities:
                Depreciation and amortization                              42,821          43,184          39,973
                Loss on disposal of fixed assets                            4,205           6,514           5,828
                Deferred compensation                                       3,697           2,072           1,543
                Deferred taxes                                             (2,238)            735           1,724
                Other                                                      (1,707)           (184)          1,938
      Change in cash from:
                Inventories                                                34,804         (39,127)        (10,133)
                Other accounts receivable and other current assets         (2,983)         (5,847)            586
                Accounts payable and accrued expenses                      66,048           6,280           8,962
                Other noncurrent assets                                       (32)           (378)         (2,382)
                Other noncurrent liabilities                                 (500)           (390)           (911)
                                                                       ----------      ----------      ----------
                      Net cash provided by operating activities           244,324         107,509         121,853
                                                                       ----------      ----------      ----------

Cash flow from investing activities:
      Capital expenditures                                                (57,925)        (42,745)        (48,219)
      Proceeds from disposition of properties                              16,682             353          19,425
      Net cost from disposition of
           Sunbelt Nursery Group, Inc. properties                              --              --            (439)
      Acquisitions, net of cash acquired                                       --          (3,917)             --
      Beneficial interest in securitized receivables                       30,783         (21,583)        (12,820)
                                                                       ----------      ----------      ----------
                      Net cash used in investing activities               (10,460)        (67,892)        (42,053)
                                                                       ----------      ----------      ----------

Cash flow from financing activities:
      Cash dividends                                                      (15,134)        (14,494)        (11,504)
      Purchases of treasury stock                                         (44,137)        (34,270)        (31,806)
      Proceeds from stock options exercised, stock purchase
           plan and other, net                                             13,463           5,627           4,148
      Borrowings under long-term debt                                         712          82,500           4,035
      Repayments of long-term debt                                             --         (82,515)        (36,242)
                                                                       ----------      ----------      ----------
                      Net cash used in financing activities               (45,096)        (43,152)        (71,369)
                                                                       ----------      ----------      ----------

Change in cash and cash equivalents                                       188,768          (3,535)          8,431
Cash and cash equivalents at beginning of year                             46,841          50,376          41,945
                                                                       ----------      ----------      ----------
Cash and cash equivalents at end of year                               $  235,609      $   46,841      $   50,376
                                                                       ==========      ==========      ==========


Supplemental cash flow information:
      Interest paid                                                    $    2,493      $    3,171      $    7,137
                                                                       ==========      ==========      ==========
      Income taxes paid                                                $   35,951      $   58,302      $   40,883
                                                                       ==========      ==========      ==========

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

                              PIER 1 IMPORTS, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     (in thousands except per share amounts)

                                                                                                    Cumulative
                                                     Common Stock                                     Other
                                               ------------------------      Paid-in   Retained    Comprehensive   Treasury
                                                Shares         Amount        Capital   Earnings       Income         Stock
                                               ---------      ---------     ---------  ---------   -------------   ---------
Balance February 27, 1999                         97,672      $ 100,779     $ 159,631  $ 201,457   $      (1,850)  $ (54,654)
Comprehensive income:
     Net income                                       --             --            --     74,725              --          --
     Other comprehensive income,
         net of tax:
            Currency translation
                adjustments                           --             --            --         --             314          --

Comprehensive income

Purchases of treasury stock                       (4,393)            --            --         --              --     (31,806)
Restricted stock forfeits and amortization           (83)            --           709         --              --      (1,392)
Exercise of stock options, stock
     purchase plan and other                         625             --        (4,629)        --              --       9,184
Cash dividends ($.12 per share)                       --             --            --    (11,504)             --          --
                                               ---------      ---------     ---------  ---------   -------------   ---------

Balance February 26, 2000                         93,821        100,779       155,711    264,678          (1,536)    (78,668)
                                               ---------      ---------     ---------  ---------   -------------   ---------
Comprehensive income:
     Net income                                       --             --            --     94,650              --          --
     Other comprehensive income,
         net of tax:
            Currency translation
                adjustments                           --             --            --         --          (1,579)         --

Comprehensive income

Purchases of treasury stock                       (3,269)            --            --         --              --     (34,270)
Restricted stock amortization                         --             --            --         --              --          --
Exercise of stock options, stock
     purchase plan and other                         825             --        (1,774)       (25)             --       9,119
Cash dividends ($.15 per share)                       --             --            --    (14,494)             --          --
Conversion of 5 3/4% convertible debt              4,764             --       (14,513)        --              --      53,886
                                               ---------      ---------     ---------  ---------   -------------   ---------

Balance March 3, 2001                             96,141        100,779       139,424    344,809          (3,115)    (49,933)
                                               ---------      ---------     ---------  ---------   -------------   ---------
Comprehensive income:
     Net income                                       --             --            --    100,209              --          --
     Other comprehensive income,
         net of tax:
            Currency translation
                adjustments                           --             --            --         --          (1,587)         --

Comprehensive income

Purchases of treasury stock                       (4,021)            --            --         --              --     (44,137)
Restricted stock amortization                         --             --            --         --              --          --
Exercise of stock options, stock
     purchase plan and other                       1,269             --           766         26              --      13,549
Cash dividends ($.16 per share)                       --             --            --    (15,134)             --          --
                                               ---------      ---------     ---------  ---------   -------------   ---------

Balance March 2, 2002                             93,389      $ 100,779     $ 140,190  $ 429,910   $      (4,702)  $ (80,521)
                                               =========      =========     =========  =========   =============   =========

                                                                 Total
                                                 Unearned    Shareholders'
                                               Compensation      Equity
                                               ------------  -------------
Balance February 27, 1999                      $     (1,469) $     403,894
Comprehensive income:
     Net income                                          --         74,725
     Other comprehensive income,
         net of tax:
            Currency translation
                adjustments                              --            314
                                                             -------------
Comprehensive income                                                75,039
                                                             -------------
Purchases of treasury stock                              --        (31,806)
Restricted stock forfeits and amortization            1,168            485
Exercise of stock options, stock
     purchase plan and other                             --          4,555
Cash dividends ($.12 per share)                          --        (11,504)
                                               ------------  -------------

Balance February 26, 2000                              (301)       440,663
                                               ------------  -------------
Comprehensive income:
     Net income                                          --         94,650
     Other comprehensive income,
         net of tax:
            Currency translation
                adjustments                              --         (1,579)
                                                             -------------
Comprehensive income                                                93,071
                                                             -------------
Purchases of treasury stock                              --        (34,270)
Restricted stock amortization                           216            216
Exercise of stock options, stock
     purchase plan and other                             --          7,320
Cash dividends ($.15 per share)                          --        (14,494)
Conversion of 5 3/4% convertible debt                    --         39,373
                                               ------------  -------------

Balance March 3, 2001                                   (85)       531,879
                                               ------------  -------------
Comprehensive income:
     Net income                                          --        100,209
     Other comprehensive income,
         net of tax:
            Currency translation
                adjustments                              --         (1,587)
                                                             -------------
Comprehensive income                                                98,622
                                                             -------------
Purchases of treasury stock                              --        (44,137)
Restricted stock amortization                            85             85
Exercise of stock options, stock
     purchase plan and other                             --         14,341
Cash dividends ($.16 per share)                          --        (15,134)
                                               ------------  -------------

Balance March 2, 2002                          $         --  $     585,656
                                               ============  =============

The accompanying notes are an integral part of these financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION - Pier 1 Imports, Inc. is one of North America's largest specialty retailers of imported decorative home furnishings, gifts and related items, with retail stores located in the United States, Canada, Puerto Rico, the United Kingdom and Mexico. Concentrations of risk with respect to sourcing the Company's inventory purchases are limited due to the large number of vendors or suppliers and their geographic dispersion around the world. The Company sells merchandise imported from over 40 different countries, with 35% of its sales derived from merchandise produced in China, 11% derived from merchandise produced in India and 29% derived from merchandise produced in Indonesia, Thailand, Brazil, Italy, the Philippines and Mexico. The remaining 25% of sales was from merchandise produced in various Asian, European, Central American, South American and African countries or was obtained from U.S. manufacturers.

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

ACQUISITIONS - The Company completed its acquisition of certain assets and assumption of certain liabilities of Cargo Furniture, Inc. and formed New Cargo Furniture, Inc. ("Cargo") for $3,931,000, including cash acquired, on February 21, 2001. These assets and liabilities were included in the Company's consolidated balance sheet as of March 3, 2001; however, this acquisition had no effect on the Company's fiscal 2001 operations. Cargo is a retailer and wholesaler of casual lifestyle furniture, gifts and home decor with a focus on children's furniture. This acquisition was accounted for under the purchase method of accounting, and ultimately resulted in goodwill of $4,386,000, which has been amortized using the straight-line method over 20 years through fiscal 2002, at which time amortization ceases due to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142. The pro forma effect on the Company's results of operations, as if the acquisition had been completed at the beginning of fiscal 2001, was not significant. Cargo's operations for fiscal 2002 are fully consolidated with the Company's results.

USE OF ESTIMATES - Preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS - Certain reclassifications have been made in the prior years' consolidated financial statements to conform to the fiscal 2002 presentation.

FISCAL PERIODS - The Company utilizes 5-4-4 (week) quarterly accounting periods with the fiscal year ending on the Saturday nearest the last day of February. Fiscal 2002 and 2000 consisted of 52-week years and fiscal 2001 was a 53-week year. Fiscal 2002 ended March 2, 2002, fiscal 2001 ended March 3, 2001 and fiscal 2000 ended February 26, 2000.

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

FINANCIAL INSTRUMENTS - The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. There were no significant assets or liabilities with a fair value different from the recorded value as of March 2, 2002 and March 3, 2001.

Risk management instruments: The Company may utilize various financial instruments to manage interest rate and market risk associated with its on- and off-balance sheet commitments.

The Company hedges certain commitments denominated in foreign currencies through the purchase of forward contracts. The forward contracts are purchased only to cover specific commitments to buy merchandise for resale. The Company also uses contracts to hedge its exposure associated with the repatriation of funds from its Canadian operations. At March 2, 2002, the notional amount of the Company's forward foreign currency exchange contracts and contracts to hedge its exposure associated with repatriation of Canadian funds totaled approximately $3.9 million and $12.2 million, respectively. For financial accounting purposes, the Company has not designated such contracts as hedges. Thus, changes in the fair value of both of these forward contracts are included in the Company's consolidated statements of operations.

The Company enters into forward foreign currency exchange contracts with major financial institutions and continually monitors its positions with, and the credit quality of, these counterparties to such financial instruments. The Company does not expect non-performance by any of the counterparties, and any losses incurred in the event of non-performance would not be material.

BENEFICIAL INTEREST IN SECURITIZED RECEIVABLES - In February 1997, the Company sold all of its proprietary credit card receivables to a special-purpose wholly-owned subsidiary, Pier 1 Funding, Inc., predecessor to Pier 1 Funding, LLC ("Funding"), which transferred the receivables to the Pier 1 Imports Credit Card Master Trust (the "Master Trust"). The Master Trust is not consolidated by the Company as it meets the requirements of a qualifying special-purpose entity under SFAS No. 140. The Master Trust issues beneficial interests that represent undivided interests in the assets of the Master Trust consisting of the transferred receivables and all cash flows from collections of such receivables. The beneficial interests include certain interests retained by Funding, which are represented by Class B Certificates, and the residual interest in the Master Trust (the excess of the principal amount of receivables held in the Master Trust over the portion represented by the certificates sold to investors and the Class B Certificates).

Gain or loss on the sale of receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. A servicing asset or liability was not recognized in the Company's credit card securitizations (and thus was not considered in the gain or loss computation) since the Company received adequate compensation relative to current market servicing prices to service the receivables sold. Initial transaction costs for credit card securitizations were deferred and are being amortized over the expected life of the securitization.

The beneficial interest in the Master Trust is accounted for as an available-for-sale security. The Company estimates fair value of its beneficial interest in the Master Trust, both upon initial securitization and thereafter, based on the present value of future expected cash flows estimated using management's best estimates of key assumptions including credit losses and timeliness of payments. As of March 2, 2002, the Company's assumptions included credit losses of 5% of the outstanding balance and expected payment within a six-month period using a discount rate of 15% to calculate the present value of the future cash flows. A sensitivity analysis was performed assuming a hypothetical 20% adverse change in both interest rates and credit losses which had an immaterial impact on the fair value of the Company's beneficial interest.

INVENTORIES - Inventories are comprised of finished merchandise and are stated at the lower of average cost or market; cost is determined on a weighted average method.

PROPERTIES, MAINTENANCE AND REPAIRS - Buildings, equipment, furniture and fixtures, and leasehold interests and improvements are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated remaining useful lives of the assets, generally thirty years for buildings and three to seven years for equipment, furniture and fixtures. Amortization of improvements to leased properties is based upon the shorter of the remaining primary lease term or the estimated useful lives of such assets. Depreciation costs were $41,047,000, $41,882,000 and $38,672,000 in fiscal 2002, 2001 and
2000, respectively.

Expenditures for maintenance, repairs and renewals, which do not materially prolong the original useful lives of the assets, are charged to expense as incurred. In the case of disposals, assets and the related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is credited or charged to income.

REVENUE RECOGNITION - Revenue is recognized upon customer receipt or delivery for retail sales, including sales under deferred payment promotions on the Company's proprietary credit card. An allowance has been established to provide for estimated merchandise returns. Revenue from gift cards, gift certificates and merchandise credits is deferred until redemption.

ADVERTISING COSTS - Advertising costs are expensed the first time the advertising takes place. Advertising costs were $64,414,000, $59,721,000 and $54,970,000 in fiscal 2002, 2001 and 2000, respectively. Prepaid advertising at the end of fiscal years 2002 and 2001 was $2,303,000 and $2,086,000, respectively, consisting primarily of production costs for advertisements not yet run.

INCOME TAXES - The Company records income tax expense using the liability method for taxes. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred federal income taxes, net of applicable foreign tax credits, are not provided on the undistributed earnings of foreign subsidiaries to the extent the Company intends to permanently reinvest such earnings abroad.

STOCK-BASED COMPENSATION - The Company grants stock options and restricted stock for a fixed number of shares to employees with stock option exercise prices equal to the fair market value of the shares on the date of grant. The Company accounts for stock option grants and restricted stock grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.

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

The following earnings per share calculations reflect the effect of the Company's conversion of its 5 3/4% convertible subordinated notes, which were primarily converted, without interest, on or before March 23, 2000. Earnings per share amounts are calculated as follows (in thousands except per share amounts):

                                               2002           2001           2000
                                            ----------     ----------     ----------
Net income                                  $  100,209     $   94,650     $   74,725
Plus interest and debt issue costs, net
      of tax, on the assumed conversion
      of the 5 3/4% subordinated notes              --             --          2,237
                                            ----------     ----------     ----------

Diluted net income                          $  100,209     $   94,650     $   76,962
                                            ==========     ==========     ==========

Average shares outstanding:
Basic                                           94,414         96,306         95,766
      Plus assumed exercise of stock
           options                               1,771          1,325            644
      Plus assumed conversion of the
           5 3/4% subordinated notes                --            321          6,887
                                            ----------     ----------     ----------

Diluted                                         96,185         97,952        103,297
                                            ==========     ==========     ==========

Earnings per share:
Basic                                       $     1.06     $      .98     $      .78
                                            ==========     ==========     ==========

Diluted                                     $     1.04     $      .97     $      .75
                                            ==========     ==========     ==========

Stock options for which the exercise price was greater than the average market price of common shares were not included in the computation of diluted earnings per share as the effect would be antidilutive. At the end of fiscal years 2002, 2001 and 2000, there were 433,800, 1,078,200 and 1,157,025, respectively, stock options outstanding with exercise prices greater than the average market price of the Company's common shares.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS - In the first quarter of fiscal 2002, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS No. 137 and SFAS No. 138. This statement establishes accounting and reporting guidelines for derivatives and requires the Company to record all derivatives as assets or liabilities on the balance sheet at fair value. The Company's use of derivatives is primarily limited to forward foreign currency exchange contracts, which the Company uses to mitigate exposures to changes in foreign currency exchange rates. The Company also uses contracts which hedge the repatriation of Canadian funds. Upon adoption of SFAS No. 133, the Company did not designate such derivatives as hedging instruments; thus, the changes in the fair value of the derivatives have been included in the consolidated statement of operations. Prior to adoption, the Company deferred all gains and losses on its derivative contracts and recognized such gains and losses as an adjustment to the transaction price. The adoption of SFAS No. 133 has not had a material impact on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

The Company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" in the first quarter of fiscal 2002. This statement established new conditions for a securitization to be accounted for as a sale of receivables, changed the requirements for an entity to be a qualifying special-purpose entity, and modified the conditions for determining whether a transferor has relinquished control over transferred assets. SFAS No. 140 also requires additional disclosures related to securitized financial assets and retained interests in securitized financial assets. See
Note 2 of the Notes to Consolidated Financial Statements. Prior to adoption, the Company made the necessary amendments to its securitization agreements and continues to receive sale treatment for its securitized proprietary credit card receivables. The implementation of SFAS No. 140 did not have a material impact on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." Statement No. 141 eliminates the pooling-of-interests method of accounting for business combinations and requires all such transactions to be accounted for under the purchase method. This statement also addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination and is effective for all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material impact on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

In June 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which supersedes APB Opinion No. 17, "Intangible Assets." This statement addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 also provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested on an annual basis for impairment. The Company is required to adopt SFAS No. 142 for its fiscal year beginning March 3, 2002. The Company has analyzed the implementation requirements and does not anticipate that the adoption of SFAS No. 142 will have a material impact on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Statement No. 144 retains the fundamental provisions of SFAS No. 121 with additional guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of other than by sale be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset as "held for sale." SFAS No. 144 also supersedes APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" regarding the disposal of a segment of a business and would extend the reporting of a discontinued operation to a "component of an entity" and requires the operating losses thereon to be recognized in the period in which they occur. The Company is required to adopt SFAS No. 144 for its fiscal year beginning March 3, 2002. The Company has analyzed the implementation requirements and does not anticipate that the adoption of SFAS No. 144 will have a material impact on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

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

As of fiscal 2002 year-end, the Company had approximately 5,178,000 proprietary cardholders and approximately 1,205,000 customer credit accounts considered active (accounts with a purchase within the previous 12 months). The Company's proprietary credit card sales accounted for 28.9% of total U.S. store sales in fiscal 2002. Net proprietary credit card income is included in selling, general and administrative expenses on the Company's statements of operations. The Company has sold virtually all of its proprietary credit card receivables. The following information presents a summary of the Company's proprietary credit card results for each of the last three fiscal years on a managed basis (in thousands):

                                              2002          2001          2000
                                            --------      --------      --------
Income:
      Finance charge income, net of
           debt service costs               $ 24,124      $ 21,759      $ 16,780
      Insurance and other income                 231           253           287
                                            --------      --------      --------
                                              24,355        22,012        17,067
                                            --------      --------      --------
Costs:
      Processing fees                         14,197        13,608        10,763
      Bad debts                                6,977         5,285         4,664
                                            --------      --------      --------
                                              21,174        18,893        15,427
                                            --------      --------      --------

      Net proprietary credit card
           income                           $  3,181      $  3,119      $  1,640
                                            ========      ========      ========


Proprietary credit card sales               $412,469      $377,045      $300,462
                                            ========      ========      ========

Costs as a percent of proprietary
      credit card sales                         5.13%         5.01%         5.13%
                                            ========      ========      ========

Gross proprietary credit card
      receivables at year-end               $140,713      $122,876      $100,095
                                            ========      ========      ========

Proprietary credit card sales as a
      percent of total U.S. store sales         28.9%         28.9%         26.3%
                                            ========      ========      ========

In February 1997, the Company securitized its entire portfolio of proprietary credit card receivables (the "Receivables"). The Company sold all existing Receivables to a special-purpose wholly-owned subsidiary, Pier 1 Funding, Inc., predecessor to Pier 1 Funding, LLC ("Funding"), which transferred the Receivables to the Pier 1 Imports Credit Card Master Trust (the "Master Trust"). The Master Trust issues beneficial interests that represent undivided interests in the assets of the Master Trust consisting of the Receivables and all cash flows from collections of the Receivables. On a daily basis, the Company sells to Funding and Funding transfers to the Master Trust all newly generated Receivables, except those failing certain eligibility criteria, and receives as the purchase price payments of cash (funded from previously undistributed principal collections from the Receivables in the Master Trust) and retains residual interests in the Master Trust. Cash flows received from the Master Trust for each of the last three fiscal years are as follows (in thousands):

                                                2002         2001         2000
                                              --------     --------     --------
Proceeds from collections reinvested
      in revolving securitizations            $366,228     $347,404     $303,340
                                              ========     ========     ========
Proceeds from new securitizations             $ 49,226     $     --     $     --
                                              ========     ========     ========
Servicing fees received                       $  2,381     $  2,189     $  1,820
                                              ========     ========     ========
Cash flows received on retained interests     $172,473     $199,619     $147,314
                                              ========     ========     ========

Gains or losses resulting from the sales of the Company's proprietary credit card receivables were not material in any of the periods presented. The Company's exposure to deterioration in the performance of the receivables is limited to its retained beneficial interest in the Master Trust. As such, the Company has no corporate obligation to reimburse Funding, the Master Trust or purchasers of any certificates issued by the Master Trust for credit losses from the Receivables.

Funding was capitalized by the Company as a special-purpose wholly-owned subsidiary that is subject to certain covenants and restrictions, including a restriction from engaging in any business or activity unrelated to acquiring and selling interests in receivables. The Master Trust is not consolidated with the Company.

In the initial sale of the Receivables, the Company sold all of its Receivables and received cash and beneficial interests in the Master Trust. The Master Trust sold to third parties $50.0 million of Series 1997-1 Class A Certificates, which bore interest at 6.74% and were scheduled to mature in May 2002. Funding retained $14.1 million of Series 1997-1 Class B Certificates, which were subordinated to the Class A Certificates. Funding also retained the residual interest in the Master Trust.

In September 2001, the Master Trust negotiated the purchase of all of the Series 1997-1 Class A Certificates from their holders. Subsequently the Master Trust retired both the Series 1997-1 Class A and Class B Certificates in connection with the issuance of $100 million in 2001-1 Class A Certificates to a third party. The 2001-1 Class A Certificates bear interest at a floating rate equal to the rate on commercial paper issued by the third party. As of March 2, 2002, this rate was 1.81%. Funding continued to retain the residual interest in the Master Trust and $9.3 million in 2001-1 Class B Certificates, which are subordinated to the 2001-1 Class A Certificates. As a result of this securitization transaction, the Company effectively sold a portion of its beneficial interest for net proceeds of $49.2 million. As of March 2, 2002 and March 3, 2001, the Company had $44.6 million and $75.4 million, respectively, in beneficial interests (comprised primarily of principal and interest related to the underlying Receivables) in the Master Trust.

Under generally accepted accounting principles, if the structure of the securitization meets certain requirements, these transactions are accounted for as sales of receivables. As the Company's securitizations met such requirements as discussed above, they were accounted for as sales. Gains or losses from sales of these receivables were not material during fiscal 2002, 2001 and 2000. The Company expects no material impact on net income in future years as a result of the sales of receivables, although the precise amounts will be dependent on a number of factors such as interest rates and levels of securitization.

NOTE 3 - PROPERTIES

Properties are summarized as follows at March 2, 2002 and March 3, 2001 (in thousands):

                                           2002         2001
                                         --------     --------
Land                                     $ 16,458     $ 22,353
Buildings                                  51,747       59,716
Equipment, furniture and fixtures         238,454      207,956
Leasehold interests and improvements      183,676      171,021
                                         --------     --------
                                          490,335      461,046

Less accumulated depreciation and
      amortization                        280,381      248,980
                                         --------     --------

           Properties, net               $209,954     $212,066
                                         ========     ========

NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES/OTHER NONCURRENT LIABILITIES

The following is a summary of accounts payable and accrued liabilities and other noncurrent liabilities at March 2, 2002 and March 3, 2001 (in thousands):

                                            2002         2001
                                          --------     --------
Trade accounts payable                    $ 78,961     $ 52,637
Accrued payroll and other
      employee-related liabilities          36,999       33,685
Accrued taxes, other than income            16,815       15,576
Gift cards, gift certificates and
      merchandise credits outstanding       29,288       18,989
Accrued income taxes payable                29,738        7,786
Other                                       16,239       15,437
                                          --------     --------
      Accounts payable and
           accrued liabilities            $208,040     $144,110
                                          ========     ========

Accrued average rent                      $ 19,230     $ 17,590
Other                                       24,034       17,131
                                          --------     --------

      Other noncurrent liabilities        $ 43,264     $ 34,721
                                          ========     ========


NOTE 5 - LONG-TERM DEBT AND AVAILABLE CREDIT

Long-term debt is summarized as follows at March 2, 2002 and March 3, 2001 (in thousands):

                                         2002        2001
                                       -------     -------
Industrial revenue bonds               $25,000     $25,000
Other                                      712          --
                                       -------     -------
                                        25,712      25,000
Less - portion due within one year         356          --
                                       -------     -------

      Long-term debt                   $25,356     $25,000
                                       =======     =======

In fiscal 1987, the Company entered into industrial revenue development bond loan agreements aggregating $25 million. Proceeds were used to construct three warehouse distribution facilities. The loan agreements and related tax-exempt bonds mature in the year 2026. The Company's interest rates on the loans are based on the bond interest rates, which are market driven, reset weekly and are similar to other tax-exempt municipal debt issues. The Company's weighted average interest rates were 3.8% and 5.7% for fiscal 2002 and 2001, respectively.

In September 1996, the Company issued $86.3 million principal amount of 5 3/4% convertible subordinated notes due October 1, 2003. The notes were convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of common stock of the Company at a conversion price of $8.22 per share, adjusted for stock splits. The Company had the option to redeem the notes, in whole or in part, on or after October 2, 1999, at a redemption price (expressed as a percentage of principal amount) of 103% of par value which was scheduled to decline annually to 100% of par value at the maturity date. Interest on the notes was payable semiannually on April 1 and October 1 of each year. In February 2000, the Company announced its intention to call the remaining $39.2 million outstanding principal amount of these notes for redemption on March 23, 2000. The notes were convertible into common stock of the Company at any time prior to the close of business on March 22, 2000, at a conversion price of $8.22 per share. During March 2000, the Company converted $39,164,000 of the notes into 4,764,450 shares of the Company's common stock and redeemed $15,000 of the notes for cash at a redemption price of 103% of par value. The conversion and redemption of these notes during fiscal 2001 reduced the Company's debt by $39.2 million and increased its capitalization by $39.4 million. Accordingly, these notes are not detailed in the above schedule as the notes were fully redeemed at fiscal 2001 year-end.

In November 2001, the Company executed a note payable in the original principal amount of Pound Sterling500,000. The note bears interest at 4.0% per annum and has a maturity date of April 2003. Interest is payable in semiannual installments and principle is payable in two installments, June 2002 and April 2003. At March 2, 2002, this note was valued at $712,000.

Long-term debt matures as follows (in thousands):

                                 Long-term
Fiscal Year                        Debt
-----------                      ---------
2003                             $     356
2004                                   356
2005                                    --
2006                                    --
2007                                    --
Thereafter                          25,000
                                 ---------

Total long-term debt             $  25,712
                                 =========

The Company has a $125 million unsecured credit facility available, which expires in November 2003. The interest rate on borrowings against this facility is determined based upon a spread from LIBOR that varies depending upon either the Company's senior debt rating or leverage ratio. All of the $125 million revolving credit facility was available at fiscal 2002 year-end. The Company had no borrowings under this facility during fiscal 2002. The weighted average interest rate on borrowings outstanding for fiscal 2001 was 7.2%.

The Company has a $120 million short-term line of credit, which is primarily used to issue merchandise letters of credit. At fiscal 2002 year-end, approximately $64.6 million had been utilized for letters of credit, leaving $55.4 million available. The Company also has $28.7 million in credit lines used to issue other special-purpose letters of credit, all of which were fully utilized at fiscal 2002 year-end. Of the $28.7 million in special-purpose letters of credit, $25.6 million related to the Company's industrial revenue bonds.

Most of the Company's loan agreements require that the Company maintain certain financial ratios and limit specific payments and equity distributions including cash dividends, loans to shareholders and repurchases of common stock. The Company is in compliance with all debt covenants.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company offers a qualified, defined contribution employee retirement plan to all its full- and part-time personnel who are at least 18 years old and have been employed for a minimum of six months. Employees contributing 1% to 5% of their compensation receive a matching Company contribution of up to 3%. Company contributions to the plan were $1,734,000, $1,790,000 and $1,753,000 in fiscal 2002, 2001 and 2000, respectively.

In addition, a non-qualified retirement savings plan is available for the purpose of providing deferred compensation for certain employees whose benefits under the qualified plan are limited under Section 401(k) of the Internal Revenue Code. The Company's expense for this non-qualified plan was not significant for fiscal 2002, 2001 and 2000.

The Company maintains supplemental retirement plans (the "Plans") for certain of its executive officers. The Plans provide that upon death, disability or reaching retirement age, a participant will receive benefits based on highest compensation and years of service. The Company recorded expenses related to the Plans of $2,488,000, $1,850,000 and $1,409,000 in fiscal 2002, 2001 and 2000, respectively.

Measurement of plan assets and obligations for the Plans are calculated as of each fiscal year-end. The discount rates used to determine the actuarial present value of projected benefit obligations under such plans were 7.25% and 7.50% as of March 2, 2002 and March 3, 2001, respectively. The assumed weighted average rate increase in future compensation levels under such plans was 5.0% as of both March 2, 2002 and March 3, 2001. The following provides a reconciliation of benefit obligations and funded status of the Plans as of March 2, 2002 and March 3, 2001 (in thousands):

                                                            2002          2001
                                                          --------      --------
Change in projected benefit obligation:
      Projected benefit obligation, beginning of year     $ 12,962      $  8,944
      Service cost                                             569           434
      Interest cost                                          1,055           779
      Actuarial loss                                         1,278            --
      Plan amendments                                           --         2,805
                                                          --------      --------
      Projected benefit obligation, end of year           $ 15,864      $ 12,962
                                                          ========      ========

Reconciliation of funded status:
      Funded status                                       $(15,864)     $(12,962)
      Unrecognized net loss                                  1,338            60
      Unrecognized net transitional obligation                  --             2
      Unrecognized prior service cost                        7,086         7,948
                                                          --------      --------
      Accrued pension cost                                  (7,440)       (4,952)
      Additional minimum liability                          (3,980)       (5,663)
                                                          --------      --------
      Accrued benefit liability                           $(11,420)     $(10,615)
                                                          ========      ========

Amounts recognized in the balance sheets:
      Accrued benefit liability                           $(11,420)     $(10,615)
      Intangible asset                                       3,980         5,663
                                                          --------      --------
      Net amount recognized                               $ (7,440)     $ (4,952)
                                                          ========      ========

Net periodic benefit cost included the following actuarially determined components during fiscal 2002, 2001 and 2000 (in thousands):

                                                     2002       2001       2000
                                                    ------     ------     ------
Service cost                                        $  569     $  434     $  459
Interest cost                                        1,055        779        543
Amortization of unrecognized prior service cost        862        635        374
Amortization of net obligation at transition             2          2          2
Recognized net actuarial loss                           --         --         31
                                                    ------     ------     ------
                                                    $2,488     $1,850     $1,409
                                                    ======     ======     ======

NOTE 7 - MATTERS CONCERNING SHAREHOLDERS' EQUITY

STOCK PURCHASE PLAN - Substantially all employees and directors are eligible to participate in the Pier 1 Imports, Inc. Stock Purchase Plan under which the Company's common stock is purchased on behalf of employees at market prices through regular payroll deductions. Each employee participant may contribute up to 10% of the eligible portions of compensation and directors may contribute part or all of their directors' fees. The Company contributes from 10% to 100% of the participants' contributions, depending upon length of participation and date of entry into the plan. Company contributions to the plan were $985,000, $921,000 and $954,000 in fiscal years 2002, 2001 and 2000, respectively.

RESTRICTED STOCK GRANT PLANS - In fiscal 1998, the Company issued 238,500 shares of its common stock to key officers pursuant to a Management Restricted Stock Plan, which provides for the issuance of up to 415,600 shares. The fiscal 1998 restricted stock grant vested over a four-year period of continued employment. The fair value at the date of grant of these restricted stock shares was expensed over the aforementioned vesting period. The fair value at the date of grant of the restricted shares granted in fiscal 1998 was $3,000,000. Shares not vested were returned to the plan if employment was terminated for any reason. To date, 107,184 shares have been returned to the plan.

In fiscal 1991, the Company issued 726,804 shares of its common stock to key officers pursuant to a Restricted Stock Grant Plan, which provided for the issuance of up to 1,037,214 shares. These shares vested, and the fair value at the date of grant was expensed, over a ten-year period of continued employment. Unvested shares are returned to the plan upon employment termination. As of March 2, 2002, 407,742 shares have been returned to the plan. In fiscal 2000, the Restricted Stock Grant Plan was terminated by the Board of Directors and is no longer available for issuance of common stock to key officers. The final vesting period was March 2000.

Total compensation expense for both of the restricted stock grant plans was $85,000, $216,000 and $485,000 for fiscal 2002, 2001 and 2000, respectively.

STOCK OPTION PLANS - In June 1999, the Company adopted the Pier 1 Imports, Inc. 1999 Stock Plan (the "Plan"). The Plan will ultimately replace the Company's two previous stock option plans, which were the 1989 Employee Stock Option Plan (the "Employee Plan") and the 1989 Non-Employee Director Stock Option Plan (the "Director Plan").

The Plan provides for the granting of options to directors and employees with an exercise price not less than the fair market value of the common stock on the date of the grant. Options may be either Incentive Stock Options authorized under Section 422 of the Internal Revenue Code or non-qualified options, which do not qualify as Incentive Stock Options. Current director compensation provides for non-qualified options covering 6,000 shares to be granted once each year to each non-employee director. Additionally, the Plan authorizes a Director Deferred Stock Program. As the program is currently implemented by the Board of Directors, each director must defer a minimum of 50% and may defer up to 100% of the director's cash fees into a deferred stock account. The amount deferred receives a 50% matching contribution from the Company. The Plan provides that a maximum of 7,000,000 shares of common stock may be issued under the Plan, of which not more than 250,000 may be issued in exchange for deferred stock units. Options issued to non-director employees vest equally over a period of four years while directors' options are fully vested at the date of issuance. Additionally, employee options will fully vest upon retirement or, under certain conditions, a change in control of the Company. As of March 2, 2002 and March 3, 2001, respectively, there were 1,026,978 and 3,520,887 shares available for grant under the Plan, of which 171,673 and 200,381 may be used for deferred stock issuance. Additionally, outstanding options covering 894,200 and 429,600 shares were exercisable and 78,327 and 49,619 shares were issuable in exchange for deferred stock units at fiscal years ended 2002 and 2001, respectively. The Plan will expire in June 2009, and the Board of Directors may at any time suspend or terminate the Plan or amend the Plan, subject to certain limitations.

Under the Employee Plan, options may be granted to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code or as non-qualified options. Most options issued under the Employee Plan vest over a period of four to five years. As of March 2, 2002 and March 3, 2001, outstanding options covering 2,303,198 and 2,318,042 shares were exercisable and 932,684 and 878,059 shares were available for grant, respectively. The Employee Plan expires in June 2004. The Director Plan expired in fiscal 2000. As of March 2, 2002 and March 3, 2001, outstanding options covering 48,264 and 61,764 shares, respectively, were exercisable under the Director Plan. Due to the expiration of the Director Plan during fiscal 2000, no shares are available for future grants. Both plans were subject to adjustments for stock dividends and certain other changes to the Company's capitalization.

A summary of stock option transactions related to the stock option plans during the three fiscal years ended March 2, 2002 is as follows:

                                                                          Weighted                Exercisable Shares
                                                         Weighted          Average         --------------------------------
                                                          Average         Fair Value                            Weighted
                                                          Exercise         at Date           Number of           Average
                                         Shares            Price          of Grant             Shares        Exercise Price
                                      --------------   ------------   ---------------      --------------    --------------
Outstanding at February 27, 1999          4,597,830      $   9.20                             1,810,819           $ 6.66
      Options granted                     2,379,500          6.20          $ 3.18
      Options exercised                    (134,936)         4.63
      Options cancelled or expired         (793,187)        10.63
                                       ------------

Outstanding at February 26, 2000          6,049,207          7.94                             2,214,717             7.28
      Options granted                     1,589,000         10.49            5.31
      Options exercised                    (569,326)         5.38
      Options cancelled or expired         (351,900)         8.47
                                       ------------

Outstanding at March 3, 2001              6,716,981          8.73                             2,809,406             8.07
      Options granted                     2,711,500          8.32            4.59
      Options exercised                    (937,619)         7.06
      Options cancelled or expired         (314,125)         9.90
                                       ------------


Outstanding at March 2, 2002              8,176,737          8.74                             3,245,662             8.81
                                       ============


For shares outstanding at March 2, 2002:

                                                                       Weighted                            Weighted
                                                       Weighted         Average                            Average
                                                        Average        Remaining          Shares       Exercise Price -
                                          Total         Exercise      Contractual        Currently       Exercisable
Ranges of Exercise Prices                 Shares         Price            Life          Exercisable         Shares
-------------------------              -----------    -----------    -------------     -------------   ----------------
      $2.85 - $ 8.19                     2,732,912       $  5.96          5.82            1,794,112         $  5.89
      $8.26 - $ 8.50                     3,026,475          8.29          9.15              289,600            8.49
      $9.08 - $18.50                     2,417,350         12.45          7.51            1,161,950           13.39

The Company accounts for its stock options using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, but is required to disclose the pro forma effect on net income and earnings per share as if the options were accounted for using a fair value-based method of accounting. The fair values for options issued in fiscal 2002, 2001 and 2000 have been estimated as of the date of grant using the Black-Scholes or a similar option pricing model with the following weighted average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 3.75%, 5.68% and 5.79%, expected stock price volatility of 60.25%, 55.86% and 51.50%, expected dividend yields of 0.8%, 1.0% and 1.0% and weighted average expected lives of six years from date of grant to date of exercise for all options. For purposes of computing pro forma net income and earnings per share, the fair value of the stock options is amortized on a straight-line basis as compensation expense over the vesting periods of the options. The pro forma effects on net income and earnings per share are as follows (in thousands except per share amounts):

                                         2002             2001              2000
                                     ------------     ------------     ------------
Pro forma net income                 $     95,863     $     91,573     $     72,317
                                     ============     ============     ============
Pro forma basic
      earnings per share             $       1.02     $        .95     $        .76
                                     ============     ============     ============
Pro forma diluted
      earnings per share             $       1.00     $        .93     $        .72
                                     ============     ============     ============

Option valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. In addition, the pro forma net income and earnings per share amounts shown above for fiscal 2002, 2001 and 2000 do not include the effect of any grants made prior to fiscal 1996.

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

SHARES RESERVED FOR FUTURE ISSUANCES - As of March 2, 2002, the Company had approximately 114,416,000 shares reserved for future issuances under the stock plans and the share purchase rights plan.

NOTE 8 - INCOME TAXES

The provision for income taxes for each of the last three fiscal years consists of (in thousands):

                          2002            2001           2000
                       ----------      ----------     ----------

Federal:
      Current          $   56,207      $   50,455     $   39,463
      Deferred             (2,110)            583            355
State:
      Current               3,909           3,368          1,890
      Deferred               (128)            152          1,370
Foreign:
      Current                 910           1,032            809
                       ----------      ----------     ----------

                       $   58,788      $   55,590     $   43,887
                       ==========      ==========     ==========

Deferred tax assets and liabilities at March 2, 2002 and March 3, 2001 are comprised of the following (in thousands):


                                                2002            2001
                                             ----------      ----------

Deferred tax assets:
      Inventory                              $    2,166      $    1,727
      Deferred compensation                       9,129           7,292
      Accrued average rent                        8,476           7,784
      Losses on a foreign subsidiary              3,948           3,301
      Self insurance reserves                     2,408             910
      Fixed assets, net                              --             795
      Other                                       2,470           2,326
                                             ----------      ----------
                                                 28,597          24,135
Valuation allowance                              (3,948)         (3,301)
                                             ----------      ----------

      Total deferred tax assets                  24,649          20,834
                                             ----------      ----------

Deferred tax liabilities:
      Fixed assets, net                          (1,577)             --
                                             ----------      ----------

      Total deferred tax liabilities             (1,577)             --
                                             ----------      ----------

Net deferred tax assets                      $   23,072      $   20,834
                                             ==========      ==========

The Company has settled and closed all Internal Revenue Service ("IRS") examinations of the Company's tax returns for all years through fiscal 1999. An IRS audit of fiscal years 2000 and 2001 is expected to begin in the first quarter of fiscal year 2003. For financial reporting purposes, a valuation allowance exists at March 2, 2002 to offset the deferred tax asset relating to the losses of a foreign subsidiary.

Undistributed earnings of the Company's non-U.S. subsidiaries amounted to approximately $22.6 million at March 2, 2002. These earnings are considered to be indefinitely reinvested and, accordingly, no additional U.S. income taxes or non-U.S. withholding taxes have been provided. Determination of the amount of additional taxes that would be payable if such earnings were not considered indefinitely reinvested is not practical.

The difference between income taxes at the statutory federal income tax rate of 35% in fiscal 2002, 2001 and 2000, and income tax reported in the consolidated statements of operations is as follows (in thousands):

                                        2002            2001            2000
                                     ----------      ----------      ----------

Tax at statutory federal
      income tax rate                $   55,649      $   52,584      $   41,514
State income taxes, net of
      federal benefit                     3,387           3,200           2,526
Work opportunity tax credit,
      foreign tax credit and
      R&E credit                           (202)           (207)           (283)
Net foreign income taxed
      at lower rates                       (101)         (1,048)           (960)
Other, net                                   55           1,061           1,090
                                     ----------      ----------      ----------

                                     $   58,788      $   55,590      $   43,887
                                     ==========      ==========      ==========

NOTE 9 - COMMITMENTS AND CONTINGENCIES

LEASES - The Company leases certain property consisting principally of retail stores, warehouses and material handling and office equipment under leases expiring through the year 2021. Most retail store locations are leased for initial terms of 10 to 15 years with varying renewal options and rent escalation clauses. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base. The Company's lease obligations are considered operating leases, and all payments are reflected in the accompanying consolidated statements of operations.

During fiscal 2002, the Company sold certain store properties for $12.6 million. These stores were leased back from unaffiliated third parties for periods of approximately ten years. The resulting leases are being accounted for as operating leases. The Company deferred gains of $5.1 million in fiscal 2002 on these sale-leaseback transactions; the gains are being amortized over the initial lives of the leases. Future minimum lease commitments of these operating leases are included in the summary below of the Company's operating leases. The Company had no sale-leaseback transactions in fiscal 2001.

At March 2, 2002, the Company had the following minimum lease commitments in the years indicated (in thousands):

                                                   Operating
Fiscal year                                         Leases
-----------                                      ------------
2003                                             $    162,315
2004                                                  158,525
2005                                                  145,608
2006                                                  132,855
2007                                                  118,102
Thereafter                                            426,946
                                                 ------------

Total lease commitments                          $  1,144,351
                                                 ============

Present value of total
      operating lease commitments at 10%         $    751,919
                                                 ============

Rental expense incurred was $159,461,000, $144,035,000 and $131,835,000, including contingent rentals of $921,000, $979,000 and $794,000, based upon a percentage of sales, and net of sublease incomes totaling $1,191,000, $2,650,000 and $2,141,000 in fiscal 2002, 2001 and 2000, respectively.

LEGAL MATTERS - There are various claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operations of its business. Liability, if any, associated with these matters is not determinable at March 2, 2002; however, the Company considers them to be ordinary and routine in nature. The Company maintains liability insurance against most of these claims. While certain of the lawsuits involve substantial amounts, it is the opinion of management, after consultation with counsel, that the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE 10 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended March 2, 2002 and March 3, 2001 are set forth below (in thousands except per share amounts):

                                                    Three Months Ended
                                   -------------------------------------------------------
Fiscal 2002                         6/2/2001       9/1/2001      12/1/2001       3/2/2002
-----------                        ----------     ----------     ----------     ----------
Net sales                          $  325,387        357,248        387,360        478,561
Gross profit                       $  134,914        137,539        165,408        211,900
Net income                         $   12,345         13,802         25,046         49,016
Basic earnings per share           $      .13            .15            .27            .53
Diluted earnings per share         $      .13            .14            .26            .51

                                                     Three Months Ended
                                   -------------------------------------------------------
Fiscal 2001                        5/27/2000      8/26/2000      11/25/2000      3/3/2001
-----------                        ----------     ----------     ----------     ----------
Net sales                          $  299,528        337,991        343,493        430,486
Gross profit                       $  126,646        135,616        147,160        185,033
Net income                         $   16,877         17,715         23,569         36,489
Basic earnings per share           $      .17            .18            .25            .38
Diluted earnings per share         $      .17            .18            .24            .38

MARKET PRICE AND DIVIDEND INFORMATION

The Company's common stock is traded on the New York Stock Exchange. The following tables show the high and low closing sale prices on such Exchange, as reported in the consolidated transaction reporting system, and the dividends paid per share, for each quarter of fiscal 2002 and 2001.

                                     Market Price
                             --------------------------        Cash Dividends
Fiscal 2002                     High             Low            per Share(1)
-----------                  ---------         --------        --------------
First quarter                $ 14.5500        $ 11.1000            $ .04
Second quarter                 12.6500          10.3000              .04
Third quarter                  14.7000           8.1300              .04
Fourth quarter                 20.2400          14.5000              .04

                                     Market Price
                             --------------------------        Cash Dividends
Fiscal 2001                     High             Low            per Share(1)
-----------                  ---------        ---------        --------------
First quarter                $ 11.8750        $  7.8750           $ .03
Second quarter                 12.7500           8.5000             .04
Third quarter                  14.0000          10.4375             .04
Fourth quarter                 13.8750           8.1875             .04


(1) For restrictions on the payments of dividends, see Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources.