Form 10-K, Exhibit 13
period 2004-02-28
PIER 1 IMPORTS INC/DE
filed 2004-05-13
CIK 278130

                                                                               .
                                                                               .
                                                                               .

                                                                      EXHIBIT 13

                                FINANCIAL SUMMARY
                    ($ in millions except per share amounts)

                                                 4-Year
                                                Compound                         Year Ended
                                                 Annual      --------------------------------------------------
                                               Growth Rate      2004       2003      2002     2001(1)    2000
                                               -----------   ----------   -------   -------   -------   -------
SUMMARY OF OPERATIONS:
Net sales                                             11.0%  $  1,868.2   1,754.9   1,548.6   1,411.5   1,231.1
Gross profit                                          11.1%  $    781.6     753.4     649.8     594.5     512.5
Selling, general and administrative expenses          11.7%  $    544.5     502.3     448.1     399.8     349.4
Depreciation and amortization                          6.2%  $     50.9      46.4      42.8      43.2      40.0
Operating income                                      10.9%  $    186.2     204.7     158.8     151.5     123.2
Nonoperating (income) and expenses, net (2)                  $     (1.2)     (0.7)     (0.2)      1.3       4.6
Income before income taxes                            12.1%  $    187.3     205.4     159.0     150.2     118.6
Net income                                            12.1%  $    118.0     129.4     100.2      94.7      74.7

PER SHARE AMOUNTS:
Basic earnings                                        14.1%  $     1.32      1.39      1.06       .98       .78
Diluted earnings                                      14.5%  $     1.29      1.36      1.04       .97       .75
Cash dividends declared                               25.7%  $      .30       .21       .16       .15       .12
Shareholders' equity                                  13.6%  $     7.66      6.93      6.20      5.52      4.60

OTHER FINANCIAL DATA:
Working capital (2)                                   15.0%  $    418.3     420.0     396.8     333.0     239.3
Current ratio (2)                                      1.0%         2.5       2.7       2.9       3.3       2.4
Total assets                                          11.8%  $  1,052.2     972.7     867.3     739.7     674.0
Long-term debt                                        (6.6)% $     19.0      25.0      25.4      25.0      25.0
Shareholders' equity                                  11.6%  $    683.6     643.9     585.7     531.9     440.7
Weighted average diluted shares
  outstanding (millions)                                           91.6      95.3      96.2      98.0     103.3
Return on average shareholders' equity                             17.8%     21.0      17.9      19.5      17.7
Return on average total assets                                     11.7%     14.1      12.5      13.4      11.2
Pre-tax return on sales                                            10.0%     11.7      10.3      10.6       9.6

(1) Fiscal 2001 consisted of a 53-week year. All other fiscal years presented reflect 52-week years.

(2) Nonoperating (income) and expenses, net, were comprised of interest expense and interest and investment income in each year presented. Fiscal year 2000 included interest expense on 5 3/4% convertible subordinated notes which were primarily converted into shares of the Company's common stock in March 2000. The Company's working capital and current ratio were both lower at fiscal 2000 year-end as a result of the reclassification of these 5 3/4% notes to current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT OVERVIEW

INTRODUCTION

Pier 1 Imports, Inc. (together with its consolidated subsidiaries, the "Company") is one of North America's largest specialty retailers of unique decorative home furnishings, gifts and related items. The Company directly imports proprietary merchandise from over 40 countries, and sells a wide variety of furniture collections, decorative accessories, bed and bath products, housewares and other seasonal assortments in its stores. With over 80% of products sourced from overseas through long-term vendor relationships, the Company's merchandise margins are strong based on industry comparisons. During fiscal year 2004, the Company opened 149 new stores and closed 44 stores, and increased retail square footage by 10.4%. The Company operates stores in the United States and Canada under the names "Pier 1 Imports" ("Pier 1") and "Cargokids". Cargokids operates stores that sell children's home furnishings and decorative accessories. In the United Kingdom, retail locations operate under the name "The Pier." As of February 28, 2004, the Company operated 1,179 stores in the United States, Canada, Puerto Rico, the United Kingdom and Mexico.

The following discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with the accompanying audited Consolidated Financial Statements and notes thereto.

OVERVIEW OF BUSINESS

Fiscal 2004 was a challenging year for the Company. Net sales increased 6.5% to $1.87 billion compared to $1.75 billion in fiscal 2003, but comparable store sales declined by 2.2%. For fiscal 2004, the Company's earnings per share on a diluted basis amounted to $1.29 compared with $1.36 for fiscal 2003. Although management was not satisfied with sales and earnings for the year, the Company generated strong operational cash flow, continued to have a solid balance sheet and financial position, and ended the year with a cash position of $225 million. In addition, the Company continued to repurchase its common stock throughout the year and pay increased cash dividends.

The Company made the strategic decision to accelerate store openings beginning in fiscal 2002, and continues to believe that there is potential for over 1,500 Pier 1 and 250 to 300 Cargokids stores in the United States and Canada. Management expects to be able to successfully identify retail locations in areas with target customer demographics. Pier 1 stores have the longer-term advantage over most retail competitors in home furnishings of having a differentiated merchandise strategy, a proprietary product offering, and relatively smaller square footage stores in retail strip centers, which are not dependent on new mall developments. Cargokids is a new retail concept with store growth opportunities throughout North America. During fiscal 2005, the Company plans to open 115 to 120 Pier 1 stores, with 40 stores planned for relocation or closing. Of the new stores planned, 90% of the sites have been approved and are in the development process. In addition to new Pier 1 stores the Company plans to open 15 to 20 Cargokids stores, and close a few under-performing stores from the original Cargo acquisition of February 2001. Based on forward-looking real estate data, population and demographic trends, the Company expects continued retail square footage expansion in a range of 8% to 10% over the next few years.

The Company's key financial and operational metrics used by management to evaluate the performance of the business include the following: (The trends for these metrics are explained in the comparative sections of Management's Discussion and Analysis.)

                     Fiscal Year Ended                          2004      2003      2002
------------------------------------------------------------   ------    ------    -------
KEY PERFORMANCE METRICS
Total sales growth                                                6.5%     13.3%       9.7%
Comparable stores sales growth (1)                               (2.2%)     4.7%       4.5%
Sales per average retail square foot                           $  226    $  235    $   229
Merchandise margins as a % of sales                              55.2%     55.3%      54.2%
Gross profit as a % of sales                                     41.8%     42.9%      42.0%
Selling, general and administrative expenses as a % of sales     29.1%     28.6%      28.9%
Operating income as a % of sales                                 10.0%     11.7%      10.3%
Net income as a % of sales                                        6.3%      7.4%       6.5%
Diluted earnings per share                                     $ 1.29    $ 1.36    $  1.04
Inventory per retail square foot                               $43.03    $42.36    $ 38.83
Total retail square footage growth                               10.4%     11.0%      10.2%

(1) Stores included in the comparable store sales calculation are those stores that were opened prior to the beginning of the preceding fiscal year and are still open. Also included are stores that were relocated during the year within a specified distance serving the same market, where there is not a significant change in store size and where there is not a significant overlap or gap in timing between the opening of the new store and the closing of the existing store. Stores that are expanded or renovated are excluded from the comparable store sales calculation during the period they are closed for such remodeling. When these stores re-open for business, they are included in the comparable store sales calculation in the first full month after the re-opening if there is no significant change in store size. If there is a significant change in store size, the store continues to be excluded from the calculation until it meets the Company's established definition of a comparable store. Sales over the Internet are included and clearance stores are omitted from the comparable store sales calculation.

Fiscal 2004 began in an overall weak economic environment, with geopolitical tensions and a cautious consumer that affected many retailers, including the Company. Mid-way through fiscal 2004, management reassessed objectives and focused on critical operational and merchandise performance throughout the organization. Although fundamentally sound, processes, procedures and systems were reviewed and several key initiatives were adopted to improve store-level execution and support future growth. Initiatives in marketing, merchandising and stores are aimed at achieving more consistent sales growth, while improving the Company's long-term growth and profitability potential.

Marketing - The Company's integrated marketing program has planned enhancements in fiscal 2005 to improve its effectiveness and increase brand awareness and customer traffic. Marketing expenditures are planned to increase to approximately 5.0% of sales during fiscal 2005. Because Pier 1 stores are in destination retail locations and not in malls, the Company's total marketing expenses have always been 4.5% to 5.0% of sales to generate customer traffic. In March 2004, the Company launched television commercials featuring new spokesperson and interior design expert, Thom Filicia. In addition to new television advertising, the Company's promotional events will improve beginning in fiscal 2005 with more frequent newspaper inserts, featuring new merchandise and a stronger overall product focus. The Company has also planned proprietary credit card initiatives during fiscal 2005.

Merchandising - The Company's new merchandising initiatives are planned to ensure that stores have a more frequent flow of new merchandise arrivals throughout the year. The Company's initiatives beginning in fiscal 2005 include providing merchandise assortments in stores that are 65% to 75% new and different compared to a year ago. In prior years, the Company's buyers focused on four traditional seasons: spring, summer, fall, and holiday. Going forward, the merchandising strategy will support six distinct merchandise introductions throughout the year. The most important new season will be "Back-to-College" beginning in early summer that will contrast with past clearance events. The Company believes that customers visit Pier 1 stores with the expectation of always finding new, unique merchandise, and that is planned to be enhanced for fiscal 2005.

Stores - The Company's store programs are designed to capitalize on increased traffic from stronger marketing initiatives. Store management will focus on increasing customer conversions and average ticket through improved associate training and communications. The Company's goal is to increase sales per retail square foot each year.

The Company continued to focus on maintaining a strong financial condition, and in fiscal 2004, operating income as a percentage of sales was 10.0%. Historically, the Company has had one of the highest operating income percentages in the industry. Cash generated from operations was $178 million. During the fiscal year, quarterly cash dividends were increased from 6(cent) per share to 8(cent) per share and in March 2004, the quarterly cash dividend was again increased to 10(cent) per share. This is a 67% increase in annual cash dividends per share since March 2003. The Company repurchased 3.8 million shares of its common stock, which amounts to more than 25 million shares repurchased over the last seven years. The Company believes that the consistent share repurchases and increased dividends demonstrates commitment and confidence in its financial strength and future cash flow potential, and reflects a positive outlook for future business prospects.

FISCAL YEARS ENDED FEBRUARY 28, 2004 AND MARCH 1, 2003

NET SALES

Net sales during fiscal 2004 were $1,868.2 million, an increase of $113.4 million, or 6.5%, over net sales of $1,754.9 million for the prior fiscal year. Comparable store sales for fiscal 2004 decreased 2.2%. Although average ticket increased over the prior year, customer traffic and conversion rates were below last year's levels. Concerns during the first half of the year regarding uncertain domestic economic conditions and continuing global unrest led the Company to plan inventory and merchandise selections conservatively. Soon thereafter, the Company recognized that this approach may have had a negative impact on sales, and as a result, began increasing its merchandise orders in the latter part of the second quarter. The Company also believes its television advertising had grown somewhat stale, and at the beginning of fiscal 2005 launched a new campaign with a new celebrity spokesperson. The Company's net sales from Canada and the United Kingdom are subject to fluctuations in currency conversion rates. These fluctuations have had a favorable impact on both total net sales and comparable store sales calculations during fiscal 2004.

Net sales consisted almost entirely of sales to retail customers net of discounts and returns, but also included delivery service revenues and wholesale sales and royalties received from franchise stores and Sears de Mexico, S.A. Sales by retail concept during fiscal years 2004, 2003 and 2002 were as follows (in thousands):

                           2004           2003           2002
                        -----------   ------------   ------------
Pier 1 Imports stores   $ 1,771,644   $  1,677,050   $  1,478,438
The Pier stores              62,151         51,470         43,445
Cargokids stores             19,320         12,199         10,672
Internet                      8,635          6,380          3,370
Other (1)                     6,493          7,768         12,631
                        -----------   ------------   ------------
          Net sales     $ 1,868,243   $  1,754,867   $  1,548,556
                        ===========   ============   ============

(1) Other sales consisted of wholesale sales and royalties received from franchise stores and from Sears de Mexico S.A., and Cargokids' contract sales. Also included in amounts from fiscal 2002 were sales to the Company's franchise stores in Japan, which were discontinued in fiscal 2002, and Cargokids' dealer sales, which were discontinued in fiscal 2003. As of August 2003, Cargokids no longer sells merchandise under wholesale contracts.

The Company's continued efforts to expand by opening new stores contributed to the total net sales growth during fiscal 2004. The Company opened 120 and closed 37 North American Pier 1 stores during fiscal 2004, bringing the Pier 1 store count to 1,083 at year-end compared to 1,000 last year. The Company also opened 22 and closed seven Cargokids stores, opened three stores and one "store within a store" at The Pier, and opened three locations with a "store within a store" format in Sears de Mexico S.A. Including all worldwide locations, the Company's store count totaled 1,179 at the end of fiscal 2004, which represents an increase of approximately 10.4% in total retail square footage compared to the end of last fiscal year. The Company will continue its store growth strategy during fiscal 2005 and expects to open 115 to 120 new Pier 1 stores and close approximately 40 stores, and to open 15 to 20 new Cargokids stores and close a few under-performing stores from the original acquisition. Additionally, the Company plans to open three new stores at The Pier and open five new stores in Mexico. A summary reconciliation of the Company's stores open at the beginning of fiscal 2004, 2003 and 2002 to the number open at the end of each period follows (openings and closings include relocated stores):

                            PIER 1 NORTH
                              AMERICAN     INTERNATIONAL (1)   CARGOKIDS   TOTAL
                            ------------   -----------------   ---------   -----
Open at March 3, 2001                826                  52          21     899
   Openings                          104                   3           3     110
   Closings                          (20)                 (9)         (6)    (35)
                            ------------   -----------------   ---------   -----
Open at March 2, 2002                910                  46          18     974
   Openings                          114                   3           8     125
   Closings                          (24)                  -          (1)    (25)
                            ------------   -----------------   ---------   -----
Open at March 1, 2003              1,000                  49          25   1,074
   Openings                          120                   7          22     149
   Closings                          (37)                  -          (7)    (44)
                            ------------   -----------------   ---------   -----
Open at February 28, 2004          1,083                  56          40   1,179
                            ============   =================   =========   =====

(1) International stores were located in Puerto Rico, the United Kingdom, Mexico and Japan for fiscal 2001. All Japan locations were closed by fiscal 2002 year-end.

Net sales on the Company's proprietary credit card totaled $436.8 million, an increase of $14.3 million or 3.4% over last year's proprietary credit card sales of $422.5 million. Sales on the proprietary credit card were 25.9% of U.S. store sales compared to 26.2% last year. Although average ticket on the Company's proprietary credit card increased to $158 during fiscal 2004 from $153 last year, the Company continued to experience a decline in the number of new customer accounts opened during the year. In an effort to increase sales on the card and the number of new cardholders, the Company began offering a higher discount on initial purchases in early fiscal 2005. In addition, the Company continues to try to increase total sales on its proprietary credit card by developing customer loyalty through marketing promotions targeted to cardholders, including deferred payment options on larger purchases. Although the proprietary credit card generates modest income, it primarily serves as a tool for marketing and communication to the Company's most loyal customers.

GROSS PROFIT

Gross profit, after related buying and store occupancy costs, expressed as a percentage of sales, was 41.8% in fiscal 2004 compared to 42.9% a year ago. Merchandise margins as a percentage of sales declined from 55.3% in fiscal 2003 to 55.2% in fiscal 2004, a decrease of just over 10 basis points. The decline in merchandise margin rates was expected and resulted primarily from a slight increase in promotional activity during fiscal 2004 and a shift in the percentage of total sales from shelf goods to furniture, where margin rates are typically somewhat lower. Merchandise margin rates during fiscal 2005 may decline slightly as the Company expects to increase promotional activity in efforts to increase traffic and conversion rates. Store occupancy costs during fiscal 2004 were $249.2 million or 13.3% of sales, an increase of $31.5 million and 90 basis points over store occupancy costs of $217.6 million or 12.4% of sales during fiscal 2003. This increase was the result of negative comparable store sales and the impact of opening a larger number of new stores during fiscal 2004 and 2003 than in past years. Until new stores reach maturity, rental costs tend to be higher as a percentage of sales than in older stores, and comparable store sales have been insufficient to leverage relatively fixed rental costs in older stores.

OPERATING EXPENSES AND DEPRECIATION

Selling, general and administrative expenses, including marketing, comprised 29.1% of sales in fiscal 2004, an increase of 50 basis points over last year's 28.6% of sales. In total dollars, selling, general and administrative expenses increased $42.2 million in fiscal 2004 over fiscal 2003, with $24.8 million of the increase attributable to expenses that normally grow proportionately with sales and number of stores, such as marketing, store payroll, supplies and equipment rental. These variable expenses increased 10 basis points as a percentage of sales for fiscal 2004 compared to fiscal 2003. Store payroll continues to be well controlled, increasing $11.0 million yet decreasing as a percentage of sales by approximately 20 basis points, largely as a result of decreased store bonuses, which are awarded primarily based upon sales gains from the comparative period a year ago. In attempts to increase store traffic and conversion rates, marketing expenditures during fiscal 2004 increased $11.9 million to 4.8% of sales, an increase over fiscal 2003 of more than 30 basis points expressed as a percentage of sales. Marketing expenditures remained on plan yet comparable store sales were not sufficient to provide leverage. During fiscal 2005, the Company expects to launch 18 promotional events supported by newspaper inserts, compared to 16 promotional events during fiscal 2004. As a result of these additional inserts, and to a lesser extent, the production costs related to the new television advertising campaign, marketing expenditures during fiscal 2005 are expected to increase to approximately 5.0% of sales. Store supplies and equipment rental remained relatively flat as a percentage of sales at 2.5%, increasing $1.9 million over fiscal 2003.

Non-variable selling, general and administrative expenses increased $17.4 million in fiscal 2004 to 9.0% of sales, an increase of 40 basis points over last year's 8.6% of sales. General insurance costs increased $6.7 million and 30 basis points to 1.0% of sales as the Company continued to experience higher costs associated with workers' compensation and general liability insurance. Additionally, approximately 25 basis points of the increase as a percentage of sales in non-variable expenses related to an increase of $2.9 million in lease termination expenses for lease obligations that extend beyond the closing of a particular store or the exit from a leased facility, and $2.6 million in a settlement of and legal fees related to a class action lawsuit in California. The Company experienced an increase of $12.9 million and 50 basis points in other various non-variable expenses such as technology related costs. These increases were partially offset by a decrease of $7.7 million, or approximately 65 basis points as a percentage of sales, related to home office payroll including bonus. This decrease was principally the result of lower corporate bonuses in fiscal 2004 because of less favorable performance results when compared to fiscal 2003.

Depreciation and amortization for fiscal 2004 was $50.9 million, representing an increase of $4.5 million or 10 basis points over last year's depreciation and amortization expense of $46.4 million. This increase was primarily the result of an increase in net new store openings and depreciation on software applications that were launched subsequent to the end of fiscal 2003. These increases were partially offset by a reduction in depreciation expense for certain assets that were fully depreciated during the year. Depreciation expense for the new corporate headquarters will begin mid fiscal 2005 and as a result of this and new capital expenditures, total depreciation expense during fiscal 2005 is projected to increase approximately $10.0 million. This increase will be offset by a slight decrease in selling, general and administrative expenses as a result of the expiration of the current corporate headquarters lease.

In fiscal 2004, operating income declined to $186.2 million, or 10.0% of sales, from $204.7 million, or 11.7% of sales, in fiscal 2003, a decrease of 9.0% or $18.5 million.

The Company's effective tax rate was 37% of income before income taxes for both fiscal 2004 and 2003.

NET INCOME

Net income in fiscal 2004 was $118.0 million, or $1.29 per share on a diluted basis, a decrease of $11.4 million or 8.8% as compared to fiscal 2003's net income of $129.4 million, or $1.36 per share on a diluted basis. Net income, as a percentage of sales, decreased to 6.3% in fiscal 2004 from 7.4% in fiscal 2003.

FISCAL YEARS ENDED MARCH 1, 2003 AND MARCH 2, 2002

NET SALES

During fiscal 2003, the Company recorded net sales of $1,754.9 million, an increase of $206.3 million, or 13.3%, over net sales of $1,548.6 million for fiscal year 2002. Comparable store sales for fiscal 2003 improved 4.7% over fiscal 2002. Net sales consisted almost entirely of sales to retail customers, net of discounts and returns, but also included delivery service revenues and wholesale sales and royalties received from franchise stores and Sears de Mexico S.A. Sales by retail concept during fiscal years 2003, 2002 and 2001 were as follows (in thousands):

                            2003           2002           2001
                        ------------   ------------   ------------
Pier 1 Imports stores   $  1,677,050   $  1,478,438   $  1,363,197
The Pier stores               51,470         43,445         39,190
Cargokids stores              12,199         10,672              -
Internet                       6,380          3,370          1,853
Other (1)                      7,768         12,631          7,258
                        ------------   ------------   ------------
           Net sales    $  1,754,867   $  1,548,556   $  1,411,498
                        ============   ============   ============

(1) Other sales consisted of wholesale sales and royalties received from franchise stores and from Sears de Mexico S.A., and Cargokids' contract sales. Also included in amounts for fiscal 2002 and 2001 were sales to the Company's franchise stores in Japan, all of which were closed by fiscal 2002 year-end. Fiscal 2002 results include Cargokids dealer sales, which were discontinued in fiscal 2003.

The Company believed the increase in sales was a result of a number of factors, including a value-oriented merchandise assortment at attractive price points, the continued focus on customer service, a successful integrated marketing campaign that focused on the customer and continued the trend toward "cocooning" which began after the events of September 11, 2001, when consumers began to focus spending efforts on their homes. These factors resulted in increased traffic and transaction counts for fiscal 2003. The increase in retail sales during fiscal 2003 was slightly offset by a reduction in sales as a result of the Company's cessation of sales to its venture partner in Japan and lower contract sales at Cargokids as management shifted its focus to concentrate on retail sales.

The Company's store expansion efforts also contributed to total sales growth during fiscal 2003. The Company opened 114 and closed 24 North American Pier 1 stores during fiscal 2003, bringing the Pier 1 store count to 1,000 at year-end compared to 910 at fiscal 2002 year-end. The Company also opened eight and closed one Cargokids stores and opened three locations with a "store within a store" format at The Pier and in Mexico. Including all worldwide locations, the Company's store count totaled 1,074 at the end of fiscal 2003, which represents an increase of approximately 11.0% in total retail square footage compared to the end of fiscal year 2002. Sales trends were somewhat less favorable toward the end of fiscal 2003 because of negative trends in general economic conditions and consumer confidence. A summary reconciliation of the Company's stores open at the beginning of fiscal 2003, 2002 and 2001 to the number open at the end of each period follows (openings and closings include relocated stores):

                              PIER 1 NORTH
                                AMERICAN     INTERNATIONAL (1)   CARGOKIDS (2)   TOTAL
                              ------------   -----------------   -------------   -----
Open at February 26, 2000              785                  49               -     834
   Openings                             65                   3               -      68
   Closings                            (24)                  -               -     (24)
Acquisition (February 2001)              -                   -              21      21
                              ------------   -----------------   -------------   -----
Open at March 3, 2001                  826                  52              21     899
   Openings                            104                   3               3     110
   Closings                            (20)                 (9)             (6)    (35)
                              ------------   -----------------   -------------   -----
Open at March 2, 2002                  910                  46              18     974
   Openings                            114                   3               8     125
   Closings                            (24)                  -              (1)    (25)
                              ------------   -----------------   -------------   -----
Open at March 1, 2003                1,000                  49              25   1,074
                              ============   =================   =============   =====

(1) International stores were located in Puerto Rico, the United Kingdom, Mexico and Japan for fiscal 2001. All Japan locations were closed by fiscal 2002 year-end.

(2) The Company's results of operations for fiscal 2001 were not affected by the acquisition of Cargokids.

Net sales on the Company's proprietary credit card totaled $422.5 million and accounted for 26.2% of U.S. store sales during fiscal 2003, an increase of $10.0 million over proprietary credit card sales in fiscal year 2002 of $412.5 million, which represented 28.9% of U.S. store sales during fiscal 2002. The decline in proprietary credit card sales as a percentage of U.S. store sales resulted from fewer new customer accounts on the proprietary card and a shift to the usage of third-party credit cards, such as Visa and MasterCard. Proprietary credit card customers spent an average of $153 per transaction, which was comparable to fiscal 2002.

GROSS PROFIT

Gross profit after related buying and store occupancy costs, expressed as a percentage of sales, increased 90 basis points in fiscal 2003 to 42.9% from 42.0% in fiscal 2002. Merchandise margins, as a percentage of sales, increased over 100 basis points to 55.3% in fiscal 2003 compared to 54.2% in fiscal 2002. Improved merchandise margins were primarily the result of decreased freight costs and increased purchasing power with vendors. Store occupancy costs during fiscal 2003 increased 10 basis points as a percentage of sales to 12.4% from 12.3% during fiscal 2002. Occupancy costs in older, more established stores were leveraged over a higher sales base and thus declined by 40 basis points, from 12.1% in fiscal 2002 to 11.7% in fiscal 2003. However, this leveraging was offset by somewhat higher rental costs as a percentage of sales in newer stores because these stores' sales volumes had not hit sales maturity levels.

OPERATING EXPENSES AND DEPRECIATION

As a percentage of sales, selling, general and administrative expenses, including marketing, improved 30 basis points to 28.6% in fiscal 2003 from 28.9% in fiscal 2002. In total dollars, selling, general and administrative expenses increased $54.2 million in fiscal 2003 over fiscal 2002. Expenses that normally increase proportionately with sales and number of stores, such as marketing, store payroll, supplies and equipment rental, increased $39.7 million during the fiscal 2003 year, yet were comparable as a percentage of sales. Store payroll and bonus increased $29.9 million and 25 basis points as a percentage of sales from fiscal 2002. This increase was attributable largely to an increase in medical insurance costs and to slightly less leveraging of store payroll, primarily in the fourth quarter of fiscal 2003 when comparable store sales gains were up 0.9% for the quarter compared to 10.2% for fiscal 2002. Store payroll hours were well managed throughout fiscal 2003 and the increase in productivity was offset by a slight increase in hourly rates. Marketing expenses during fiscal 2003 increased $8.4 million over fiscal 2002, but remained flat at 4.5% of sales for both periods. Store supplies and equipment rental for fiscal 2003 increased $1.5 million, a decrease of approximately 25 basis points as a percentage of sales from fiscal 2002, primarily as a result of a redesigned program for bags, boxes and tissue that was implemented in the first quarter of 2003. Non-variable selling, general and administrative expenses increased $14.5 million in fiscal 2003, yet decreased 30 basis points as a percentage of sales. Home office payroll, including bonus, increased $9.6 million, representing a 10 basis point increase as a percentage of sales. This increase was principally the result of higher corporate bonus accruals for fiscal 2003 compared to fiscal 2002 because of increased profits compared to bonus plan amounts. All other selling, general and administrative expenses for the fiscal 2003 year-to-date period increased $4.9 million and declined 40 basis points as a percentage of sales.

Depreciation and amortization for fiscal 2003 was $46.4 million, representing an increase of $3.6 million over fiscal 2002's $42.8 million. This increase was primarily the result of the increase in capital expenditures during fiscal 2003 related to new store openings and information systems technology. These increases were partially offset by a reduction in depreciation expense for certain assets that became fully depreciated during fiscal 2003 and for Company-owned stores that were sold and leased back.

In fiscal 2003, operating income improved to $204.7 million, or 11.7% of sales, from $158.8 million, or 10.3% of sales, in fiscal 2002, an increase of 28.9% or $45.8 million.

The Company's effective tax rate was 37% of income before income taxes for both fiscal 2003 and 2002.

NET INCOME

Net income in fiscal 2003 was $129.4 million, or $1.36 per share on a diluted basis, an increase of $29.2 million or 29.1% as compared to fiscal 2002's net income of $100.2 million, or $1.04 per share on a diluted basis. Net income, as a percentage of sales, improved from 6.5% in fiscal 2002 to 7.4% in fiscal 2003.

LIQUIDITY AND CAPITAL RESOURCES

As of the end of fiscal 2004, the Company's cash and temporary investments totaled $225.1 million, down $17.0 million from the fiscal 2003 year-end balance of $242.1 million. Operating activities generated $177.7 million of cash versus $176.7 million last year and served as the Company's primary source of operating cash for the fiscal year. Increases in inventory used $40.5 million in cash during fiscal 2004 and $57.9 million last year. North American Pier 1 inventory per retail square foot at fiscal 2004 year-end increased 2% to $42 compared to $41 per retail square foot at fiscal 2003 year-end. Inventory on hand in distribution centers and in transit from vendors increased $21.1 million over the prior year. Increases in accounts payable and accrued expenses provided cash of $32.7 million and resulted primarily from increased payables related to inventory, construction costs for new stores and the new corporate headquarters, and from growth in the liabilities for unredeemed gift cards and accrued insurance costs.

The Company spent a net of $100.6 million in investing activities during fiscal 2004. Capital expenditures were $121.2 million and consisted primarily of $43.8 million for fixtures and leasehold improvements related to new and existing stores for Pier 1, Cargokids and The Pier, $53.1 million for new corporate headquarters construction costs, $19.8 million for information systems enhancements and $4.5 million primarily for equipment and leasehold improvements for the new distribution facility located in Savannah, Georgia and existing distribution facilities. Proceeds from the disposition of properties were $34.5 million and consisted primarily of cash received from the sale-leaseback of the new Savannah distribution center in the first quarter and the sale of the old Savannah distribution center during the third quarter of fiscal 2004. See Note 11 of the Notes to Consolidated Financial Statements for additional information regarding the sale-leaseback transaction. Fiscal 2005 capital expenditures are projected to be approximately $100 to $110 million.

During fiscal 2004, the Company's net change in restricted cash was $8.8 million, primarily as a result of the purchase of certain whole life insurance contracts from a consolidated trust that was established for the purpose of setting aside funds to be used to settle pension obligations upon the retirement or death of certain of the Company's executive officers. The remaining policies owned by the trust may be purchased at a later date, and the assets of the trust may be invested in financial instruments other than the short-term money market funds currently held. See
Note 8 of the Notes to Consolidated Financial Statements for additional information regarding the restricted assets and pension obligations.

The Company's beneficial interest in securitized receivables was $44.3 million at fiscal 2004 year-end, a $3.8 million increase from the fiscal 2003 year-end balance of $40.5 million. This increase resulted primarily from an increase in the total proprietary credit card receivables portfolio from $136.3 million at fiscal 2003 year-end to $142.2 million at February 28, 2004. Higher total sales on the proprietary card during the fourth quarter of fiscal 2004 versus the same quarter last year accounted for the majority of the increase in receivables at fiscal 2004 year-end. The Company has continued to have $100 million of these beneficial interests held by outside parties, and all proprietary credit card receivables were securitized throughout fiscal 2004 and fiscal 2003. See Note 2 of the Notes to Consolidated Financial Statements for additional information regarding the beneficial interest in securitized receivables.

Financing activities during fiscal 2004 used a net $94.1 million of the Company's cash. The Company paid $76.0 million to repurchase 3,758,000 common shares under the Board of Directors-approved stock buyback program at a weighted average price of $20.23, including fees. As of April 20, 2004, approximately $72.5 million remains available for share repurchases, which are expected to be made in open market or private transactions over the next two to three years depending on prevailing market conditions, the Company's available cash, debt covenant restrictions and consideration of its corporate credit ratings. During the fiscal year, the Company paid dividends totaling $26.8 million, an increase of $7.3 million over dividends paid during fiscal 2003. Subsequent to the end of fiscal 2004, the Company increased its quarterly cash dividend 25% and declared a quarterly cash dividend of $.10 per share payable on May 19, 2004 to shareholders of record on May 5, 2004. The Company expects to continue to pay cash dividends and repurchase its common stock in fiscal 2005, but to retain most of its future earnings for expansion of the Company's business.

During the fourth quarter of fiscal 2004, the Company used a portion of the proceeds from the sale of the old distribution center in Savannah, Georgia to repay $6.0 million of the outstanding balance in industrial revenue bonds. These bonds were originally issued for the construction of the Savannah distribution center in 1986 and were scheduled to mature in 2026. The extinguishment of these bonds did not have a material impact on the Company's consolidated statement of operations. See Note 7 of the Notes to Consolidated Financial Statements for additional information regarding the Company's long-term debt obligations. Other financing activities, primarily the exercise of stock options by employees, provided cash of $15.1 million during fiscal 2004.

For fiscal 2004, the Company's sources of working capital were cash flow from operations, sales of proprietary credit card receivables and bank lines of credit. In August 2003, the Company replaced its five-year $125 million revolving credit facility with a comparable three-year $125 million revolving credit facility. The new agreement contains substantially similar terms as the previous agreement and has certain restrictive covenants requiring, among other things, the maintenance of certain financial ratios, including debt to net cash flow, fixed charge coverage and minimum tangible net worth. The new credit facility bears a floating interest rate (currently LIBOR plus 1.0%) based on the Company's corporate debt rating. The Company had no borrowings under the previous agreement from the fourth quarter of fiscal 2001 through expiration, and through fiscal 2004 year-end had no borrowings under the new facility. Additionally, the Company has a $120 million short-term line of credit, which is used primarily to issue merchandise letters of credit. At fiscal 2004 year-end, approximately $76.2 million had been utilized, leaving $43.8 million available. The Company also has $36.1 million in credit lines used to issue other special-purpose letters of credit, all of which were fully utilized at fiscal 2004 year-end. Of the $36.1 million in special-purpose letters of credit, $19.4 million related to the Company's industrial revenue bonds. See Note 7 of the Notes to Consolidated Financial Statements. Most of the Company's loan agreements require the Company to maintain certain financial ratios and some limit certain investments and distributions to shareholders, including cash dividends and repurchases of common stock. The Company's current ratio was 2.5 to 1 at fiscal 2004 year-end compared to 2.7 to 1 at fiscal 2003 year-end.

A summary of the Company's contractual obligations and other commercial commitments as of February 28, 2004 is listed below (in thousands):

                                                      Amount of Commitment Expiration Per Period
                                                   -----------------------------------------------
                                                   Less Than      1 to 3      3 to 5     More Than
                                       Total         1 Year       Years        Years      5 Years
                                    -----------    ----------   ----------   ---------   ---------
Operating leases                    $ 1,449,913    $  212,699   $  387,314   $ 324,468   $ 525,432
Merchandise letters of credit (1)        76,178        76,178            -           -           -
Standby letters of credit                36,073        36,073            -           -           -
Long-term debt                           19,000             -            -           -      19,000
Foreign exchange contracts                  489           489            -           -           -
Other long-term obligations (2)          84,106           120          855      27,833      55,298
                                    -----------    ----------   ----------   ---------   ---------
Total                               $ 1,665,759    $  325,559   $  388,169   $ 352,301   $ 599,730
                                    ===========    ==========   ==========   =========   =========

Liabilities recorded on the balance sheet                       $   57,914
Commitments not recorded on the balance sheet                    1,607,845
                                                                ----------
Total                                                           $1,665,759
                                                                ==========

(1) The Company does not consider merchandise purchase orders to be contractual obligations due to designated cancellation dates on the face of the purchase orders.

(2) Other long-term obligations represent the Company's liability under various unfunded retirement plans.

The present value of total existing minimum operating lease commitments discounted at 10% was $962.3 million at fiscal 2004 year-end. The Company plans to continue to fund these commitments from cash generated from the operations of the Company.

The Company plans to open approximately 115 to 120 new Pier 1 stores during fiscal year 2005 and plans to close approximately 40 stores as their leases expire or otherwise end. Many of the store closings are planned relocations within the same markets. In addition, the Company will continue with expansion plans for Cargokids and expects to open approximately 15 to 20 locations and close a few under-performing stores from the original acquisition. During fiscal 2005, the Company expects to incur charges of approximately $2 to $3 million related to planned store closings. New store buildings and land will be financed primarily through operating leases. Total capital expenditures for fiscal 2005 are expected to be approximately $100 to $110 million. Of this amount, the Company expects to spend approximately $50 to $55 million on store development for Pier 1 and Cargokids, $35 million on final costs related to construction of the Company's new headquarters and $15 to $20 million on information systems enhancements. The Company plans to continue to pay for the new headquarters with operating funds but may mortgage all or part of it, or enter into a sale-leaseback arrangement depending on interest rates and the Company's cash position.

In summary, the Company's primary uses of cash in fiscal 2004 were to fund operating expenses and inventory requirements; provide for new and existing store development; fund capital additions related to the new distribution center in Savannah, Georgia, new corporate headquarters construction and information systems development; and pay dividends and repurchase common stock of the Company. Historically, the Company has financed its operations primarily from internally generated funds and borrowings under the Company's credit facilities. The Company believes that the funds provided from operations, available lines of credit and sales of its proprietary credit card receivables will be sufficient to finance working capital and capital expenditure requirements throughout fiscal year 2005.

OFF-BALANCE SHEET ARRANGEMENTS

Other than the operating leases and letters of credit discussed above, the Company's only other off-balance sheet arrangement relates to the securitization of the Company's proprietary credit card receivables. On a daily basis, the Company sells its proprietary credit card receivables that meet certain eligibility criteria to a special-purpose, wholly owned subsidiary, Pier 1 Funding, LLC ("Funding"), which transfers the receivables to Pier 1 Imports Credit Card Master Trust (the "Master Trust"). The Master Trust has issued $100 million face amount of debt securities (the Class A Certificates) to a third party. This provides the Company with a portion of its funding. However, neither Funding nor the Master Trust is consolidated in the Company's financial statements, and the Company has no obligation to reimburse Funding, the Master Trust or purchasers of Class A Certificates for credit losses from the receivables. Should the balance of the underlying credit card receivables held by the Master Trust decline to a level that the Class A Certificates become insufficiently collateralized, the Master Trust would be contractually required to repay a portion of the Class A Certificates from daily collections. At the end of fiscal 2004, the underlying credit card receivables held by the Master Trust were $142.2 million and would have had to fall below $117.5 million before a repayment would have been required. This repayment would only be to the extent necessary to maintain the required ratio of receivables to the Class A Certificates as set forth in the securitization agreement. In addition, failure of the Master Trust to comply with its required performance measures, such as payment rate, returns and fraud, portfolio yield and minimum transferor's interest, would trigger an early amortization event. Such an event would eliminate the securitization as a source of funding for the Company. These performance measures would have to deteriorate significantly from their current levels to result in such an early amortization event. If either an early amortization event had occurred, or the Company had been required to consolidate the Master Trust due to a change in accounting rules, the Company's statement of operations for fiscal 2004 would not have been materially different from its reported results. An early amortization event would require the repayment of the $100 million in the Company's funding, whereas the consolidation of the Master Trust would result in an increase of approximately $100 million in both the Company's assets and liabilities as of February 28, 2004. See Note 2 of the Notes to Consolidated Financial Statements for additional information regarding the beneficial interest in securitized receivables.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for the Company's conclusions. The Company continually evaluates the information used to make these estimates as the business and the economic environment changes. Historically, actual results have not varied materially from the Company's estimates and the Company does not currently anticipate a significant change in its assumptions related to these estimates. Actual results may differ from these estimates under different assumptions or conditions. The use of estimates is pervasive throughout the consolidated financial statements, but the accounting policies and estimates considered most critical are as follows:

REVENUE RECOGNITION - The Company recognizes revenue from retail sales upon customer receipt or delivery of merchandise, including sales under deferred payment promotions on its proprietary credit card. Credit card receivable deferrals are for approximately 90 days and have historically resulted in no significant increases in bad debt losses arising from such receivables. Revenue from gift cards and gift certificates is deferred until redemption. The Company records an allowance for estimated merchandise returns based on historical experience and other known factors. Should actual returns differ from the Company's estimates and current provision for merchandise returns, revisions to the estimated merchandise returns may be required.

BENEFICIAL INTEREST IN SECURITIZED RECEIVABLES - The Company securitizes its entire portfolio of proprietary credit card receivables. During fiscal 2004, 2003 and 2002, the Company sold all of its proprietary credit card receivables, except those that failed certain eligibility requirements, to a special-purpose wholly owned subsidiary, Pier 1 Funding, LLC ("Funding"), which transferred the receivables to the Pier 1 Imports Credit Card Master Trust (the "Master Trust"). Neither Funding nor the Master Trust is consolidated by the Company and the Master Trust meets the requirements of a qualifying special-purpose entity under Statement of Financial Accounting Standards No. 140. The Master Trust issues beneficial interests that represent undivided interests in the assets of the Master Trust consisting of the transferred receivables and all cash flows from collections of such receivables. The beneficial interests include certain interests retained by Funding, which are represented by Class B Certificates, and the residual interest in the Master Trust (the excess of the principal amount of receivables held in the Master Trust over the portion represented by the certificates sold to third-party investors and the Class B Certificates).

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

The beneficial interest in the Master Trust is accounted for as an available-for-sale security. The Company estimates fair value of its beneficial interest in the Master Trust, both upon initial securitization and thereafter, based on the present value of future expected cash flows using management's best estimates of key assumptions including credit losses and payment rates. As of February 28, 2004 and March 1, 2003, the Company's assumptions used to calculate the present value of the future cash flows included estimated credit losses of 5.75% and 5%, respectively, of the outstanding balance, expected payment within a six-month period and a discount rate representing the average market rate the Company would expect to pay if it sold securities representing ownership in the excess receivables not required to collateralize the Class A Certificates. A sensitivity analysis performed assuming a hypothetical 20% adverse change in both interest rates and credit losses resulted in an immaterial impact on the fair value of the Company's beneficial interest. Although not anticipated by the Company, a significant deterioration in the financial condition of the Company's credit card holders, interest rates or other economic conditions could result in other than temporary losses on the beneficial interest in future periods.

INVENTORIES - The Company's inventory is comprised of finished merchandise and is stated at the lower of average cost or market, cost being determined on a weighted average inventory method. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using actual vendor invoices and also includes the cost of warehousing and transporting product to the stores. Calculations of the carrying value of inventory are made on an item-by-item basis and to the extent that the cost of an item exceeds the current selling price less costs to sell, provisions are made to reduce the carrying amount of the item. The Company reviews its inventory levels in order to identify slow-moving merchandise and uses merchandise markdowns to sell such merchandise. Markdowns are recorded to reduce the value of such slow-moving merchandise as needed. Since the determination of carrying value of inventory involves both estimation and judgment with regard to market values, differences in these estimates could result in ultimate valuations that differ from the recorded asset.

The Company recognizes known inventory losses, shortages and damages when incurred and makes a provision for estimated shrinkage. The amount of the provision is estimated based on historical experience using the results of its physical inventories. Inventory is physically counted at all locations at least once in each 12-month period, at which time actual results are reflected in the financial statements. Physical counts were taken at substantially all stores and distribution centers during fiscal 2004. Although inventory shrink rates have not fluctuated significantly in recent years, should actual rates differ from the Company's estimates, revisions to the inventory shrink expense may be required. Most inventory purchases and commitments are made in U.S. dollars.

INSURANCE PROVISION - The Company is self-insured with respect to medical coverage offered to eligible employees except that claims in excess of $150,000 per occurrence per year are covered by a purchased insurance policy. The Company records a provision for estimated claims that have been incurred but not reported. Such claim amounts are estimated based on historical average claims per covered life per month and on the average historical lag time between the covered event and the time it is paid by the Company. The liability for estimated medical claims incurred but not reported at February 28, 2004 was $3.6 million.

During fiscal 2004, the Company maintained insurance for workers' compensation and general liability claims with a deductible of $500,000 per claim. The liability recorded for such claims is determined by estimating the total future claims cost for events that occurred prior to the balance sheet date. The estimates consider historical claims development factors as well as information obtained from and projections made by the Company's insurance carrier and underwriters. In fiscal 2005, the Company raised its deductible to $1,000,000 per claim and $750,000 per claim for workers' compensation and general liability insurance, respectively. The recorded liability for workers' compensation and general liability claims at February 28, 2004 was $11.1 million and $3.6 million, respectively.

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

The Company periodically enters into forward foreign currency exchange contracts. The Company uses such contracts to hedge exposures to changes in foreign currency exchange rates associated with purchases denominated in foreign currencies, primarily euros and British pounds. The Company also uses contracts to hedge its exposure associated with repatriation of funds from its Canadian operations. Changes in the fair value of the derivatives are included in the Company's consolidated statements of operations as such contracts are not designated as hedges under Statement of Financial Accounting Standards No. 133. Forward contracts that hedge merchandise purchases generally have maturities not exceeding six months. Changes in the fair value and settlement of these forwards are included in cost of sale. Contracts which hedge the repatriation of Canadian funds have maturities not exceeding 18 months and changes in the fair value and settlement of these contracts are included in selling, general and administrative expenses. At February 28, 2004, the notional amount of the Company's forward foreign currency exchange contracts and contracts to hedge its exposure associated with the repatriation of Canadian funds totaled approximately 3.1 million euros and 10.0 million Canadian dollars, respectively.

The Company manages its exposure to changes in interest rates by optimizing the use of variable and fixed rate debt. The Company had $19.0 million of variable rate borrowings at February 28, 2004. A hypothetical 10% adverse change in interest rates would have a negligible impact on the Company's earnings and cash flows.

Collectively, the Company's exposure to these market risk factors is not significant and has not materially changed from March 1, 2003.

IMPACT OF INFLATION AND CHANGING PRICES

Inflation has not had a significant impact on the operations of the Company during the preceding three years.

IMPACT OF NEW ACCOUNTING STANDARDS

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46"). This interpretation requires certain variable interest entities ("VIE") to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new VIEs created or acquired after January 31, 2003. During December 2003, the FASB issued a revision to FIN 46 ("FIN 46R"). Under the new provisions, public entities are required to apply the guidance if the entity has interests in VIEs, commonly referred to as special-purpose entities, for the periods ending after December 15, 2003. Application of this guidance by public companies is required for all other types of entities for periods ending after March 15, 2004. The Company does not expect the adoption of FIN 46R to have a material effect on its consolidated balance sheets or its statement of operations, shareholders' equity and cash flows.

In April 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of an "underlying" to conform it to the language used in FASB Interpretation No. 45, "Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and amends certain other existing pronouncements. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes and is not a party to any leveraged derivatives. However, the Company periodically enters into forward exchange contracts to hedge some of its foreign currency exposure. The Company also uses contracts to hedge its exposure associated with the repatriation of funds from its Canadian operations. For financial accounting purposes, the Company does not designate such contracts as hedges. The adoption of SFAS No. 149 did not have an impact on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132R"), which replaced existing disclosure requirements for pensions and other postretirement benefit plans. SFAS No. 132R requires companies to provide more complete details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. In addition to expanded annual disclosures, the standard requires interim disclosure of the components of net periodic benefit cost and if significantly different from previously disclosed amounts, the amounts of contributions and projected contributions to pension plans and other postretirement benefit obligations. This statement addresses disclosure only and does not affect the measurement or recognition of pension related liabilities. SFAS No. 132R is effective for fiscal years ending after December 15, 2003, and for quarters beginning after December 15, 2003. The Company has adopted the disclosure provisions of SFAS No. 132R and enhanced its disclosures related to its pension plans. See Note 8 of the Notes to Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

Certain matters discussed in this annual report, other than historical information, may constitute "forward-looking statements" that are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company may also make forward-looking statements in other reports filed with the Securities and Exchange Commission and in material delivered to the Company's shareholders. Forward-looking statements provide current expectations of future events based on certain assumptions. These statements encompass information that does not directly relate to any historical or current fact and often may be identified with words such as "anticipates," "believes," "expects," "estimates," "intends," "plans," "projects" and other similar expressions. Management's expectations and assumptions regarding planned store openings, financing of Company obligations from operations and other future results are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Risks and uncertainties that may affect Company operations and performance include, among others, the effects of terrorist attacks or other acts of war, conflicts or war involving the United States or its allies or trading partners, labor strikes, weather conditions that may affect sales, volatility of fuel and utility costs, the general strength of the economy and levels of consumer spending, consumer confidence, the availability of new sites for expansion along with sufficient labor to facilitate growth, the strength of new home construction and sales of existing homes, the availability and proper functioning of technology and communications systems supporting the Company's key business processes, the ability of the Company to import merchandise from foreign countries without significantly restrictive tariffs, duties or quotas and the ability of the Company to source, ship and deliver items from foreign countries to its U.S. distribution centers at reasonable prices and rates and in a timely fashion. The foregoing risks and uncertainties are in addition to others discussed elsewhere in this annual report. The Company assumes no obligation to update or otherwise revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied will not be realized.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Pier 1 Imports, Inc.

We have audited the accompanying consolidated balance sheets of Pier 1 Imports, Inc. as of February 28, 2004 and March 1, 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended February 28, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pier 1 Imports, Inc. at February 28, 2004 and March 1, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 28, 2004, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Fort Worth, Texas
March 24, 2004

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

In addition, the Board of Directors exercises its oversight role with respect to the Company's internal control systems primarily through its Audit Committee. The Audit Committee consists solely of outside directors and meets periodically with management, the Company's internal auditors and the Company's independent auditors to review internal accounting controls, audit results, financial reporting, and accounting principles and practices. The Company's independent and internal auditors have full and free access to the Audit Committee with and without management's presence. Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of and for the year ended February 28, 2004 provide reasonable assurance that the consolidated financial statements are reliable.

/s/ Marvin J. Girouard
---------------------------------
Marvin J. Girouard
Chairman of the Board
and Chief Executive Officer

/s/ Charles H. Turner
--------------------------------
Charles H. Turner
Executive Vice President,
Chief Financial Officer and Treasurer

                              PIER 1 IMPORTS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands except per share amounts)

                                                                               Year Ended
                                                         ---------------------------------------------------------
                                                               2004                 2003                 2002
                                                         ---------------       --------------       --------------
Net sales                                                $     1,868,243       $    1,754,867       $    1,548,556

Operating costs and expenses:
        Cost of sales (including buying and
                store occupancy costs)                         1,086,623            1,001,462              898,795
        Selling, general and administrative
                expenses                                         544,536              502,319              448,127
        Depreciation and amortization                             50,927               46,432               42,821
                                                         ---------------       --------------       --------------
                                                               1,682,086            1,550,213            1,389,743
                                                         ---------------       --------------       --------------

                Operating income                                 186,157              204,654              158,813

Nonoperating (income) and expenses:
        Interest and investment income                            (2,851)              (3,047)              (2,484)
        Interest expense                                           1,692                2,327                2,300
                                                         ---------------       --------------       --------------
                                                                  (1,159)                (720)                (184)
                                                         ---------------       --------------       --------------

                Income before income taxes                       187,316              205,374              158,997

Provision for income taxes                                        69,315               75,988               58,788
                                                         ---------------       --------------       --------------
Net income                                               $       118,001       $      129,386       $      100,209
                                                         ===============       ==============       ==============

Earnings per share:
        Basic                                            $          1.32       $         1.39       $         1.06
                                                         ===============       ==============       ==============
        Diluted                                          $          1.29       $         1.36       $         1.04
                                                         ===============       ==============       ==============
Dividends declared per share:                            $           .30       $          .21       $          .16
                                                         ===============       ==============       ==============

Average shares outstanding during period:
        Basic                                                     89,294               92,871               94,414
                                                         ===============       ==============       ==============
        Diluted                                                   91,624               95,305               96,185
                                                         ===============       ==============       ==============

The accompanying notes are an integral part of these financial statements.

                              PIER 1 IMPORTS, INC.
                           CONSOLIDATED BALANCE SHEETS
                       (in thousands except share amounts)

                                                                                    2004                   2003
                                                                              ----------------         -------------
ASSETS

Current assets:
        Cash, including temporary investments of $208,984
                and $225,882, respectively                                    $        225,101         $     242,114
        Beneficial interest in securitized receivables                                  44,331                40,538
        Other accounts receivable, net of allowance for
                doubtful accounts of $111 and $236, respectively                        14,226                11,420
        Inventories                                                                    373,870               333,350
        Prepaid expenses and other current assets                                       40,623                36,179
                                                                              ----------------         -------------
                Total current assets                                                   698,151               663,601

Properties, net                                                                        290,420               254,503
Other noncurrent assets                                                                 63,602                54,632
                                                                              ----------------         -------------
                                                                              $      1,052,173         $     972,736
                                                                              ================         =============

LIABILITES AND SHAREHOLDERS' EQUITY

Current liabilities:
        Notes payable                                                         $              -         $         393
        Accounts payable                                                               100,640                76,742
        Gift cards, gift certificates and merchandise credits
                outstanding                                                             46,118                37,924
        Accrued income taxes payable                                                    25,982                25,798
        Other accrued liabilities                                                      107,148               102,732
                                                                              ----------------         -------------
                Total current liabilities                                              279,888               243,589

Long-term debt                                                                          19,000                25,000
Other noncurrent liabilities                                                            69,654                60,211

Shareholders' equity:
        Common stock, $1.00 par, 500,000,000 shares
                authorized, 100,779,000 issued                                         100,779               100,779
        Paid-in capital                                                                145,384               144,247
        Retained earnings                                                              630,997               539,776
        Cumulative other comprehensive income (loss)                                     1,667                (2,210)
        Less - 12,473,000 and 10,045,000 common shares
                in treasury, at cost, respectively                                    (195,196)             (138,656)
                                                                              ----------------         -------------
                                                                                       683,631               643,936
Commitments and contingencies                                                                -                     -
                                                                              ----------------         -------------
                                                                              $      1,052,173         $     972,736
                                                                              ================         =============

The accompanying notes are an integral part of these financial statements.

                              PIER 1 IMPORTS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                         Year Ended
                                                         -------------------------------------------
                                                            2004            2003            2002
                                                         -----------     -----------     -----------
Cash flow from operating activities:
  Net income                                             $   118,001     $   129,386     $   100,209
  Adjustments to reconcile to net cash
     provided by operating activities:
       Depreciation and amortization                          64,606          57,934          51,504
       Loss on disposal of fixed assets                          143             980             247
       Deferred compensation                                   8,264           5,043           5,059
       Lease termination expense                               3,258             395               -
       Deferred income taxes                                     184          18,748          (2,238)
       Tax benefit from options exercised by employees         4,897           6,867             628
       Other                                                   4,935             949          (2,564)
  Change in cash from:
      Inventories                                            (40,520)        (57,917)         34,804
      Other accounts receivable and other current assets     (16,927)        (14,362)         (8,213)
      Accounts payable and accrued expenses                   32,678          33,364          43,468
      Accrued income taxes payable                               184          (3,940)         21,952
      Other noncurrent assets                                 (2,027)           (759)            (32)
                                                         -----------     -----------     -----------
         Net cash provided by operating activities           177,676         176,688         244,824
                                                         -----------     -----------     -----------
Cash flow from investing activities:
  Capital expenditures                                      (121,190)        (99,042)        (57,925)
  Proceeds from disposition of properties                     34,450           6,330          16,682
  Net change in restricted cash                               (8,752)           (500)           (500)
  Beneficial interest in securitized receivables              (5,143)          4,082          30,783
                                                         -----------     -----------     -----------
         Net cash used in investing activities              (100,635)        (89,130)        (10,960)
                                                         -----------     -----------     -----------
Cash flow from financing activities:
  Cash dividends                                             (26,780)        (19,520)        (15,134)
  Purchases of treasury stock                                (76,009)        (78,474)        (44,137)
  Proceeds from stock options exercised, stock purchase
    plan and other, net                                       15,125          17,305          13,463
  Borrowings under long-term debt                                  -               -             712
  Repayments of long-term debt and notes payable              (6,390)           (364)              -
                                                         -----------     -----------     -----------
         Net cash used in financing activities               (94,054)        (81,053)        (45,096)
                                                         -----------     -----------     -----------
  Change in cash and cash equivalents                        (17,013)          6,505         188,768
  Cash and cash equivalents at beginning of year             242,114         235,609          46,841
                                                         -----------     -----------     -----------
  Cash and cash equivalents at end of year               $   225,101     $   242,114     $   235,609
                                                         ===========     ===========     ===========
Supplemental cash flow information:
  Interest paid                                          $     1,791     $     2,065     $     2,493
                                                         ===========     ===========     ===========
  Income taxes paid                                      $    63,788     $    54,711     $    35,951
                                                         ===========     ===========     ===========

The accompanying notes are an integral part of these financial statements.

                              PIER 1 IMPORTS, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     (in thousands except per share amounts)


                                                  Common Stock
                                              Outstanding              Paid-in   Retained
                                                 Shares      Amount    Capital   Earnings
                                              -----------  ---------  ---------  ---------
Balance March 3, 2001                              96,141  $ 100,779  $ 139,424  $ 344,809
Comprehensive income:
    Net income                                          -          -          -    100,209
    Other comprehensive income:
      Currency translation adjustments                  -          -          -          -
Comprehensive income
Purchases of treasury stock                        (4,021)         -          -          -
Restricted stock amortization                           -          -          -          -
Exercise of stock options, stock
    purchase plan and other                         1,269          -        766         26
Cash dividends ($.16 per share)                         -          -          -    (15,134)
                                                   ------  ---------  ---------  ---------

Balance March 2, 2002                              93,389    100,779    140,190    429,910
                                                   ------  ---------  ---------  ---------
Comprehensive income:
    Net income                                          -          -          -    129,386
    Other comprehensive income:
      Minimum pension liability
        adjustments, net of tax                         -          -          -          -
      Currency translation adjustments                  -          -          -          -
Comprehensive income
Purchases of treasury stock                        (4,397)         -          -          -
Exercise of stock options, stock
    purchase plan and other                         1,693          -      4,057          -
Cash dividends ($.21 per share)                         -          -          -    (19,520)
                                                   ------  ---------  ---------  ---------

Balance March 1, 2003                              90,685    100,779    144,247    539,776
                                                   ------  ---------  ---------  ---------
Comprehensive income:
    Net income                                          -          -          -    118,001
    Other comprehensive income:
      Minimum pension liability
        adjustments, net of tax                         -          -          -          -
      Currency translation adjustments                  -          -          -          -
Comprehensive income
Purchases of treasury stock                        (3,758)         -          -          -
Exercise of stock options, stock
    purchase plan and other                         1,300          -      1,137          -
Cash dividends ($.30 per share)                         -          -          -    (26,780)
                                                   ------  ---------  ---------  ---------

Balance February 28, 2004                          88,227  $ 100,779  $ 145,384  $ 630,997
                                                   ======  =========  =========  =========

                                             Cumulative
                                               Other                                   Total
                                            Comprehensive  Treasury     Unearned    Shareholders'
                                            Income (Loss)    Stock    Compensation     Equity
                                            -------------  ---------  ------------  ------------
Balance March 3, 2001                       $    (3,115)   $ (49,933) $        (85) $    531,879
Comprehensive income:
    Net income                                        -            -             -       100,209
    Other comprehensive income:
      Currency translation adjustments           (1,587)           -             -        (1,587)
                                                                                    ------------

Comprehensive income                                                                      98,622
                                                                                    ------------
Purchases of treasury stock                           -      (44,137)            -       (44,137)
Restricted stock amortization                         -            -            85            85
Exercise of stock options, stock
    purchase plan and other                           -       13,549             -        14,341
Cash dividends ($.16 per share)                       -            -             -       (15,134)
                                            -----------    ---------  ------------  ------------

Balance March 2, 2002                            (4,702)     (80,521)            -       585,656
                                            -----------    ---------  ------------  ------------
Comprehensive income:
    Net income                                        -            -             -       129,386
    Other comprehensive income:
      Minimum pension liability
        adjustments, net of tax                    (909)           -             -          (909)
      Currency translation adjustments            3,401            -             -         3,401
                                                                                    ------------

Comprehensive income                                                                     131,878
                                                                                    ------------
Purchases of treasury stock                           -      (78,474)            -       (78,474)
Exercise of stock options, stock
    purchase plan and other                           -       20,339             -        24,396
Cash dividends ($.21 per share)                       -            -             -       (19,520)
                                            -----------    ---------  ------------  ------------

Balance March 1, 2003                            (2,210)    (138,656)            -       643,936
                                            -----------    ---------  ------------  ------------
Comprehensive income:
    Net income                                        -            -             -       118,001
    Other comprehensive income:
      Minimum pension liability
        adjustments, net of tax                  (1,033)           -             -        (1,033)
      Currency translation adjustments            4,910            -             -         4,910
                                                                                    ------------

Comprehensive income                                                                     121,878
                                                                                    ------------
Purchases of treasury stock                           -      (76,009)            -       (76,009)
Exercise of stock options, stock
    purchase plan and other                           -       19,469             -        20,606
Cash dividends ($.30 per share)                       -            -             -       (26,780)
                                            -----------    ---------  ------------  ------------

Balance February 28, 2004                   $     1,667    $(195,196) $          -  $    683,631
                                            ===========    =========  ============  ============

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION - Pier 1 Imports, Inc. is one of North America's largest specialty retailers of imported decorative home furnishings, gifts and related items, with retail stores located in the United States, Canada, Puerto Rico, the United Kingdom and Mexico. Concentrations of risk with respect to sourcing the Company's inventory purchases are limited due to the large number of vendors or suppliers and their geographic dispersion around the world. The Company sells merchandise imported from over 40 different countries, with 37% of its sales derived from merchandise produced in China, 11% derived from merchandise produced in Indonesia and 29% derived from merchandise produced in India, Thailand, Brazil, the Philippines, Italy and Mexico. The remaining 23% of sales was from merchandise produced in various Asian, European, Central American, South American and African countries or was obtained from U.S. manufacturers.

The Company's domestic operations provided 91.0%, 92.5% and 93.1% of its net sales, with 5.5%, 4.3% and 3.9% provided by stores in Canada, 3.3%, 2.9% and 2.8% provided by stores in the United Kingdom and the remainder from royalties received from Sears de Mexico S.A. during fiscal 2004, 2003 and 2002, respectively. As of February 28, 2004 and March 1, 2003, $22,529,000 and $19,110,000, respectively, of the Company's long-lived assets were located outside the United States. Of this amount, $7,666,000 and $6,674,000 were located in Canada and $14,864,000 and $12,436,000 were located in the United Kingdom at February 28, 2004 and March 1, 2003, respectively. Long-lived assets in Mexico were not significant during either period.

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

RECLASSIFICATIONS - Certain reclassifications have been made in the prior years' consolidated financial statements to conform to the fiscal 2004 presentation. These reclassifications had no effect on net income and shareholders' equity with minimal effects on total assets and total liabilities.

FISCAL PERIODS - The Company utilizes 5-4-4 (week) quarterly accounting periods with the fiscal year ending on the Saturday nearest the last day of February. Fiscal 2004 ended February 28, 2004, fiscal 2003 ended March 1, 2003 and fiscal 2002 ended March 2, 2002, all of which contained 52 weeks.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. The effect of foreign currency exchange rate fluctuations on cash is not material.

TRANSLATION OF FOREIGN CURRENCIES - Assets and liabilities of foreign operations are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included as a separate component of shareholders' equity and are included in other comprehensive income. As of February 28, 2004, March 1, 2003 and March 2, 2002, the Company had balances of ($3,609,000), $1,301,000 and $4,702,000, respectively, in cumulative translation adjustments. The adjustments for currency translation during fiscal 2004 and fiscal 2003 resulted in other comprehensive income of $4,910,000 and $3,401,000, respectively, and the adjustment for fiscal 2002 resulted in other comprehensive loss of $1,587,000.

FINANCIAL INSTRUMENTS - The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. There were no assets or liabilities with a fair value significantly different from the recorded value as of February 28, 2004 and March 1, 2003.

Risk management instruments: The Company may utilize various financial instruments to manage interest rate and market risk associated with its on- and off-balance sheet commitments.

The Company hedges certain commitments denominated in foreign currencies through the purchase of forward contracts. The forward contracts are purchased only to cover specific commitments to buy merchandise for resale. The Company also uses contracts to hedge its exposure associated with the repatriation of funds from its Canadian operations. At February 28, 2004, the notional amount of the Company's forward foreign currency exchange contracts and contracts to hedge its exposure associated with repatriation of Canadian funds totaled approximately
3.1 million euros and 10.0 million Canadian dollars, respectively. For financial accounting purposes, the Company has not designated such contracts as hedges. Thus, changes in the fair value of both types of forward contracts are included in the Company's consolidated statements of operations. Both the changes in fair value and settlement of these contracts are included in cost of sales for forwards related to merchandise purchases and in selling, general and administrative expense for the contracts associated with the repatriation of Canadian funds.

The Company enters into forward foreign currency exchange contracts with major financial institutions and continually monitors its positions with, and the credit quality of, these counterparties to such financial instruments. The Company does not expect non-performance by any of the counterparties, and any losses incurred in the event of non-performance would not be material.

BENEFICIAL INTEREST IN SECURITIZED RECEIVABLES - The Company securitizes its entire portfolio of proprietary credit card receivables. During fiscal 2004, 2003 and 2002, the Company sold all of its proprietary credit card receivables, except those that failed certain eligibility requirements, to a special-purpose wholly owned subsidiary, Pier 1 Funding, LLC ("Funding"), which transferred the receivables to the Pier 1 Imports Credit Card Master Trust (the "Master Trust"). Neither Funding nor the Master Trust is consolidated by the Company and the Master Trust meets the requirements of a qualifying special-purpose entity under Statement of Financial Accounting Standards ("SFAS") No. 140. The Master Trust issues beneficial interests that represent undivided interests in the assets of the Master Trust consisting of the transferred receivables and all cash flows from collections of such receivables. The beneficial interests include certain interests retained by Funding, which are represented by Class B Certificates, and the residual interest in the Master Trust (the excess of the principal amount of receivables held in the Master Trust over the portion represented by the certificates sold to a third-party investor and the Class B Certificates).

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

The beneficial interest in the Master Trust is accounted for as an available-for-sale security. The Company estimates fair value of its beneficial interest in the Master Trust, both upon initial securitization and thereafter, based on the present value of future expected cash flows using management's best estimates of key assumptions including credit losses and payment rates. As of February 28, 2004 and March 1, 2003, the Company's assumptions used to calculate the present value of the future cash flows included estimated credit losses of 5.75% and 5%, respectively, of the outstanding balance, expected payment within a six-month period and a discount rate representing the average market rate the Company would expect to pay if it sold securities representing ownership in the excess receivables not required to collateralize the Class A Certificates. A sensitivity analysis performed assuming a hypothetical 20% adverse change in both interest rates and credit losses resulted in an immaterial impact on the fair value of the Company's beneficial interest. Although not anticipated by the Company, a significant deterioration in the financial condition of the

Company's credit card holders, interest rates, or other economic conditions could result in other than temporary losses on the beneficial interest in future periods.

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

PROPERTIES, MAINTENANCE AND REPAIRS - Buildings, equipment, furniture and fixtures, and leasehold improvements are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated remaining useful lives of the assets, generally thirty years for buildings and three to ten years for equipment, furniture and fixtures. Depreciation of improvements to leased properties is based upon the shorter of the remaining primary lease term or the estimated useful lives of such assets. Depreciation costs were $49,572,000, $45,011,000 and $41,047,000 in fiscal 2004,
2003 and 2002, respectively.

Expenditures for maintenance, repairs and renewals that do not materially prolong the original useful lives of the assets are charged to expense as incurred. In the case of disposals, assets and the related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is credited or charged to income.

GOODWILL AND INTANGIBLE ASSETS - In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets," which was effective for the Company at the beginning of fiscal 2003. Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are to be tested for impairment at least annually. In connection with and subsequent to the adoption of this statement, the Company's reporting units were identified as components, in accordance with SFAS No. 142 and the goodwill assigned to each represents the excess of the original purchase price over the fair value of the net assets acquired for that component. The Company completed the transitional and annual impairment tests during fiscal 2003 and the annual impairment test during fiscal 2004 by performing discounted cash flow analyses for the applicable reporting units. The resulting fair value of each reporting unit was greater than the respective carrying values, and as such, no impairment loss was recognized. The impact of the non-amortization provisions of SFAS No. 142, if applied at the beginning of fiscal year 2002, would have resulted in net income of $100,499,000 versus reported net income of $100,209,000. Basic earnings per share would have remained at $1.06 and diluted earnings per share would have remained at $1.04 for fiscal 2002. See Note 4 of the Notes to Consolidated Financial Statements for additional discussion of goodwill and intangible assets.

REVENUE RECOGNITION - Revenue is recognized upon customer receipt or delivery for retail sales, including sales under deferred payment promotions on the Company's proprietary credit card. An allowance has been established to provide for estimated merchandise returns. Revenue from gift cards and gift certificates is deferred until redemption. Amounts billed to customers for shipping and handling are included in net sales and the costs incurred by the Company for these items are recorded in cost of sales.

ADVERTISING COSTS - Advertising costs are expensed the first time the advertising takes place. Advertising costs were $82,809,000, $72,256,000 and $64,414,000 in fiscal 2004, 2003 and 2002, respectively. Prepaid advertising at the end of fiscal years 2004 and 2003 was $3,921,000 and $3,682,000, respectively, consisting primarily of production costs for television commercials and related talent fees for advertisements planned to air in late spring and early fall.

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

The following table illustrates the effect on net income and earnings per share if the fair value-based method had been applied to all outstanding awards in each period (in thousands except per share amounts):

                                                                      2004        2003        2002
                                                                    ---------   ---------   ---------
Net income, as reported                                             $ 118,001   $ 129,386   $ 100,209
Plus stock-based employee compensation expense included
    in reported net income, net of related tax effects                      -           -          54
Less total stock-based employee compensation expense
    determined under fair value-based method,
    net of related tax effects                                         (8,907)     (6,275)     (4,400)
                                                                    ---------   ---------   ---------
Pro forma net income                                                $ 109,094   $ 123,111   $  95,863
                                                                    =========   =========   =========
Pro forma earnings per share:
Basic                                                               $    1.22   $    1.33   $    1.02
                                                                    =========   =========   =========

Diluted                                                             $    1.19   $    1.30   $    1.00
                                                                    =========   =========   =========

See Note 9 of the Notes to Consolidated Financial Statements for additional discussion related to the accounting for stock-based employee compensation.

EARNINGS PER SHARE - Basic earnings per share amounts were determined by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share amounts were similarly computed, but included the effect, when dilutive, of the Company's weighted average number of stock options outstanding.

Earnings per share amounts are calculated as follows (in thousands except per share amounts):

                                                   2004      2003      2002
                                                 --------  --------  --------
Net income (basic and diluted)                   $118,001  $129,386  $100,209
                                                 ========  ========  ========
Average shares outstanding:
Basic                                              89,294    92,871    94,414
    Plus assumed exercise of stock options          2,330     2,434     1,771
                                                 --------  --------  --------

Diluted                                            91,624    95,305    96,185
                                                 ========  ========  ========
Earnings per share:
Basic                                            $   1.32  $   1.39  $   1.06
                                                 ========  ========  ========

Diluted                                          $   1.29  $   1.36  $   1.04
                                                 ========  ========  ========

Stock options for which the exercise price was greater than the average market price of common shares were not included in the computation of diluted earnings per share as the effect would be antidilutive. At the end of fiscal year 2004, all outstanding stock options had exercise prices below the average market price. At the end of fiscal years 2003 and 2002, there were 3,036,300 and 433,800, respectively, stock options outstanding with exercise prices greater than the average market price of the Company's common shares.

ADOPTION OF NEW ACCOUNTING STANDARDS - In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46"). This interpretation requires certain variable interest entities ("VIE") to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new VIEs created or acquired after January 31, 2003. During December 2003, the FASB issued a revision to FIN 46 ("FIN 46R"). Under the new provisions, public entities are required to apply the guidance if the entity has interests in VIEs, commonly referred to as special-purpose entities, for the periods ending after December 15, 2003. Application of this guidance by public companies is required for all other types of entities for periods ending after March 15, 2004. The Company does not expect the adoption of FIN 46R to have a material effect on its consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of an "underlying" to conform it to the language used in FASB Interpretation No. 45, "Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and amends certain other existing pronouncements. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes and is not a party to any leveraged derivatives. However, the Company periodically enters into forward exchange contracts to hedge some of its foreign currency exposure. The Company also uses contracts to hedge its exposure associated with the repatriation of funds from its Canadian operations. For financial accounting purposes, the Company does not designate such contracts as hedges. The adoption of SFAS No. 149 did not have an impact on the Company's consolidated balance sheets or its statements of operations, shareholders' equity and cash flows.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132R"), which replaced existing disclosure requirements for pensions and other postretirement benefit plans. SFAS No. 132R requires companies to provide more complete details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. In addition to expanded annual disclosures, the standard requires interim disclosure of the components of net periodic benefit cost and if significantly different from previously disclosed amounts, the amounts of contributions and projected contributions to pension plans and other postretirement benefit obligations. This statement addresses disclosure only and does not affect the measurement or recognition of pension related liabilities. SFAS No. 132R is effective for fiscal years ending after December 15, 2003, and for quarters beginning after December 15, 2003. The Company has adopted the disclosure provisions of SFAS No. 132R and enhanced its disclosures related to its pension plans. See Note 8 of the Notes to Consolidated Financial Statements.

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

As of fiscal 2004 year-end, the Company had approximately 6,543,000 proprietary cardholders and approximately 1,186,000 customer credit accounts considered active (accounts with a purchase within the previous 12 months). The Company's proprietary credit card sales accounted for 25.9% of total U.S. store sales in fiscal 2004. Net proprietary credit card income was included in selling, general and administrative expenses on the Company's statements of operations. The following information presents a summary of the Company's proprietary credit card results for each of the last three fiscal years on a managed basis (in thousands):

                                                            2004        2003        2002
                                                          --------    --------    --------
Income:
       Finance charge income, net of debt service costs   $ 25,396    $ 25,344    $ 24,124
       Insurance and other income                              105         230         231
                                                          --------    --------    --------
                                                            25,501      25,574      24,355
                                                          --------    --------    --------
Costs:
       Processing fees                                      14,540      14,324      14,197
       Bad debts                                             8,200       8,570       6,977
                                                          --------    --------    --------
                                                            22,740      22,894      21,174
                                                          --------    --------    --------
       Net proprietary credit card income                 $  2,761    $  2,680    $  3,181
                                                          ========    ========    ========
Proprietary credit card sales                             $436,809    $422,489    $412,469
                                                          ========    ========    ========
Costs as a percent of proprietary credit card sales           5.21%       5.42%       5.13%
                                                          ========    ========    ========
Gross proprietary credit card receivables at year-end     $142,228    $136,331    $140,713
                                                          ========    ========    ========
Proprietary credit card sales as a percent of total
       U.S. store sales                                       25.9%       26.2%       28.9%
                                                          ========    ========    ========

The Company began securitizing its entire portfolio of proprietary credit card receivables (the "Receivables") in fiscal 1997. On a daily basis during all periods presented above, the Company sold all of its proprietary credit card receivables, except those that failed certain eligibility criteria, to a special-purpose wholly owned subsidiary, Pier 1 Funding, LLC ("Funding"). The Receivables were then transferred from Funding to the Pier 1 Imports Credit Card Master Trust (the "Master Trust"). In exchange for the Receivables, the Company received cash and retained a residual interest in the Master Trust. These cash payments were funded from undistributed principal collections on the Receivables that were previously sold to the Master Trust.

Funding was capitalized by the Company as a special-purpose wholly owned subsidiary and is subject to certain covenants and restrictions, including a restriction from engaging in any business or activity unrelated to acquiring and selling interests in receivables. The Master Trust issues beneficial interests that represent undivided interests in the assets of the Master Trust. Neither Funding nor the Master Trust is consolidated in the Company's financial statements. Under generally accepted accounting principles, if the structure of a securitization meets certain requirements, such transactions are accounted for as sales of receivables. As the Company's securitizations met such requirements, they were accounted for as sales. Gains or losses resulting from the sales of Receivables were not material during fiscal 2004, 2003 or 2002. The Company's exposure to deterioration in the performance of the Receivables is limited to its retained beneficial interest in the Master Trust. As such, the Company has no corporate obligation to reimburse Funding, the Master Trust or purchasers of any certificates issued by the Master Trust for credit losses from the Receivables.

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

In September 2001, the Master Trust negotiated the purchase of the $50.0 million in Series 1997-1 Class A Certificates from their holders. Subsequently, the Master Trust retired both the Series 1997-1 Class A and Class B Certificates in connection with the issuance of $100.0 million in 2001-1 Class A Certificates to a third party. The 2001-1 Class A Certificates bear interest at a floating rate equal to the rate on commercial paper issued by the third party plus a credit spread. As of February 28, 2004 and March 1, 2003, these rates were 1.5% and 1.3%, respectively. Funding continued to retain the residual interest in the Master Trust and $9.3 million in 2001-1 Class B Certificates, which are subordinated to the 2001-1 Class A Certificates and do not bear interest.

The 2001-1 Class A Certificates have a revolving period of 364 days, which can be extended by mutual consent of Funding and the third-party holder, and expire in September 2004. The Company does not provide recourse to the third-party investor that purchased these debt securities issued by the Master Trust. However, should the balance of the underlying credit card receivables held by the Master Trust decline to a level that the Class A Certificates were insufficiently collateralized, the Master Trust would be contractually required to repay a portion of the Class A Certificates from daily collections. At the end of fiscal 2004, the underlying credit card receivables held by the Master Trust were $142.2 million and would have had to fall below $117.5 million before a repayment would have been required. This repayment would only be to the extent necessary to maintain the required ratio of receivables to the Class A Certificates as set forth in the securitization agreement. In addition, should the Master Trust be out of compliance with its required performance measures, such as payment rate, returns and fraud, excess portfolio yield, and minimum transferor's interest, this would trigger an early amortization event. Such an event would require the Master Trust to repay the Class A Certificates. These performance measures would have to deteriorate significantly to result in such an early amortization event.

As a result of this securitization transaction in fiscal 2002, the Company effectively sold a portion of its beneficial interest for net proceeds of $49.2 million. Cash flows received by the Company from the Master Trust for each of the last three fiscal years are as follows (in thousands):

                                              2004       2003       2002
                                            --------   --------   --------
Proceeds from collections reinvested
       in revolving securitizations         $454,444   $448,151   $419,796
                                            ========   ========   ========
Proceeds from new securitizations           $      -   $      -   $ 49,226
                                            ========   ========   ========
Servicing fees received                     $  2,186   $  2,186   $  2,381
                                            ========   ========   ========
Cash flows received on retained interests   $145,325   $139,084   $197,186
                                            ========   ========   ========

As of February 28, 2004 and March 1, 2003, the Company had $44.3 million and $40.5 million, respectively, in beneficial interests (comprised primarily of principal and interest related to the underlying Receivables) in the Master Trust. In addition, if the Company was required to consolidate the Master Trust due to a change in accounting rules, the Company's operations for fiscal 2004 and 2003 would not have been materially different than its reported results and both its assets and liabilities would have increased by approximately $100 million as of February 28, 2004 and March 1, 2003. The Company expects no material impact on net income in future years as a result of the sales of Receivables, although the precise amounts will be dependent on a number of factors such as interest rates and levels of securitization.

NOTE 3 - PROPERTIES

Properties are summarized as follows at February 28, 2004 and March 1, 2003 (in thousands):

                                      2004        2003
                                    --------   --------
Land                                $ 21,986   $ 27,284
Buildings                             36,067     61,713
Equipment, furniture and fixtures    269,040    242,501
Leasehold improvements               212,447    201,099
Computer software                     50,165     34,395
Projects in progress                  63,650     12,268
                                    --------   --------
                                     653,355    579,260

Less accumulated depreciation and
       amortization                  362,935    324,757
                                    --------   --------

             Properties, net        $290,420   $254,503
                                    ========   ========

NOTE 4 - GOODWILL AND OTHER INTANGIBLE ASSETS

The Company's intangible assets at March 1, 2003 included the right to do business within certain geographical markets where franchise stores were previously granted exclusive rights to operate, which are set to completely amortize by 2007, and goodwill related primarily to the acquisition of Cargokids. During fiscal 2004, the Company paid $1,975,000 to acquire favorable operating leases from a third party. The weighted average amortization period for the acquired operating leases was approximately ten years. Amortization expense for the years ended February 28, 2004 and March 1, 2003 was $1,493,000 and $1,496,000, respectively. The following is a summary of the Company's intangible assets at February 28, 2004 and March 1, 2003 (in thousands):

                                          2004        2003
                                        --------    --------
Geographic market rights, gross         $ 15,020    $ 15,094
Accumulated amortization                 (10,192)     (8,747)
                                        --------    --------
       Geographic market rights, net    $  4,828    $  6,347
                                        ========    ========
Acquired operating leases, gross        $  1,975    $      -
Accumulated amortization                     (48)          -
                                        --------    --------
       Acquired operating leases, net   $  1,927    $      -
                                        ========    ========
Goodwill, not amortized                 $  5,006    $  5,006
                                        ========    ========

Estimated future amortization expense related to intangible assets at February 28, 2004 is as follows (in thousands):

                                                      Amortization
Fiscal Year                                              Expense
-----------                                           ------------
2005                                                     $ 1,654
2006                                                       1,654
2007                                                       1,654
2008                                                         704
2009                                                         209
Thereafter                                                   880
                                                         -------

Total future amortization expense                        $ 6,755
                                                         =======

NOTE 5 - OTHER ACCRUED LIABILITIES AND NONCURRENT LIABILITIES

The following is a summary of other accrued liabilities and noncurrent liabilities at February 28, 2004 and March 1, 2003 (in thousands):

                                                           2004       2003
                                                         --------   --------
Accrued payroll and other employee-related liabilities   $ 37,597   $ 46,907
Accrued taxes, other than income                           21,675     18,158
Other                                                      47,876     37,667
                                                         --------   --------

       Other accrued liabilities                         $107,148   $102,732
                                                         ========   ========

Accrued average rent                                     $ 22,014   $ 20,985
Retirement benefits                                        35,727     25,919
Other                                                      11,913     13,307
                                                         --------   --------

       Other noncurrent liabilities                      $ 69,654   $ 60,211
                                                         ========   ========

NOTE 6 - STORE CLOSING PROVISION

Although the Company's stores typically are not closed before the end of their primary lease terms, periodically certain stores are closed or relocated to more favorable locations within the same market with relatively short terms remaining on the leases. These decisions are based on lease renewal obligations, relocation space availability, general economic conditions and prospects for future profitability. In connection with these store closings, the Company recorded estimated liabilities in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The estimated liabilities were recorded based upon the Company's remaining lease obligations less estimated subtenant rental income for the closed stores. Expenses related to store closings are included in selling, general and administrative expenses in the Company's consolidated statements of operations. The write-off of fixed assets has not been material and there has been no write-down of inventory or employee severance costs associated with these closed stores. The following table represents a reconciliation of the liability balances from March 2, 2002 to February 28, 2004 (in thousands):

                                                          Lease
                                                       Termination
                                                        Obligation
                                                       -----------
Balance at March 2, 2002                                $    623
       Original charges                                        -
       Revisions                                             395
       Cash payments                                        (236)
                                                        --------
Balance at March 1, 2003                                     782

       Original charges                                    2,971
       Revisions                                             287
       Cash payments                                      (2,292)
                                                        --------

Balance at February 28, 2004                            $  1,748
                                                        ========

NOTE 7 - LONG-TERM DEBT AND AVAILABLE CREDIT

Long-term debt is summarized as follows at February 28, 2004 and March 1, 2003 (in thousands):

                                                                2004              2003
                                                              --------          --------
Industrial revenue bonds                                      $ 19,000          $ 25,000
Other                                                                -               393
                                                              --------          --------
                                                                19,000            25,393
Less - portion due within one year                                   -               393
                                                              --------          --------

       Long-term debt                                         $ 19,000          $ 25,000
                                                              ========          ========

In fiscal 1987, the Company entered into industrial revenue bond loan agreements aggregating $25 million. Proceeds were used to construct three warehouse/distribution facilities. The loan agreements and related tax-exempt bonds mature in the year 2026. Subsequent to the sale of the old distribution center located in Savannah, Georgia, the Company exercised its right to repay the related $6.0 million outstanding balance in industrial revenue bonds on December 1, 2003. The extinguishment of these bonds did not have a material impact on the Company's consolidated statement of operations. The Company's interest rates on the loans are based on the bond interest rates, which are market driven, reset weekly and are similar to other tax-exempt municipal debt issues. The Company's weighted average effective interest rates were 2.6% and 2.9% for fiscal 2004 and 2003, respectively.

In November 2001, the Company executed a note payable in the original principal amount of (pound)500,000. The note bore interest at 4.0% per annum and had a maturity date of April 2003. Interest was payable in semiannual installments and principal was payable in two installments; the first payment was made June 2002 and the final payment was made April 2003.

Long-term debt matures as follows (in thousands):

                                           Long-term
Fiscal Year                                   Debt
-----------                                ----------
2005                                        $      -
2006                                               -
2007                                               -
2008                                               -
2009                                               -
Thereafter                                    19,000
                                            --------

Total long-term debt                        $ 19,000
                                            ========

In August 2003, the Company replaced its five-year $125 million revolving credit facility with a comparable three-year $125 million revolving credit facility, all of which was available at fiscal 2004 year-end. The new agreement contains substantially similar terms as the previous agreement and has certain restrictive covenants requiring, among other things, the maintenance of certain financial ratios including debt to net cash flow, fixed charge coverage and minimum tangible net worth. The new credit facility bears a floating interest rate (currently LIBOR plus 1.0%) based on the Company's corporate debt rating, and through the end of fiscal 2004, there were no borrowings under the credit agreement. The Company had no borrowings under the five-year facility during fiscal 2004 or fiscal 2003.

The Company has a $120 million short-term line of credit, which is primarily used to issue merchandise letters of credit. At fiscal 2004 year-end, approximately $76.2 million had been utilized for letters of credit, leaving $43.8 million available. The Company also has $36.1 million in special-purpose letters of credit, all of which were fully utilized at fiscal 2004 year-end. Of the $36.1 million in special-purpose letters of credit, $19.4 million related to the Company's industrial revenue bonds.

Most of the Company's loan agreements require that the Company maintain certain financial ratios and some limit specific payments and equity distributions including cash dividends, loans to shareholders and repurchases of common stock. The Company is in compliance with all debt covenants.

NOTE 8 - EMPLOYEE BENEFIT PLANS

The Company offers a qualified, defined contribution employee retirement plan to all its full- and part-time personnel who are at least 18 years old and have been employed for a minimum of six months. Employees contributing 1% to 5% of their compensation receive a matching Company contribution of up to 3%. Company contributions to the plan were $2,349,000, $1,760,000 and $1,734,000 in fiscal 2004, 2003 and 2002, respectively.

In addition, a non-qualified retirement savings plan is available for the purpose of providing deferred compensation for certain employees whose benefits under the qualified plan may be limited under Section 401(k) of the Internal Revenue Code. The Company's expense for this non-qualified plan was $1,356,000, $1,061,000 and $887,000 for fiscal 2004, 2003 and 2002, respectively.

The Company maintains supplemental retirement plans (the "Plans") for certain of its executive officers. The Plans provide that upon death, disability or reaching retirement age, a participant will receive benefits based on highest compensation and years of service. The Company recorded expenses related to the Plans of $3,306,000, $2,689,000 and $2,488,000 in fiscal 2004, 2003 and 2002, respectively.

The Plans are not funded and thus have no plan assets. However, a trust has been established for the purpose of setting aside funds to be used to settle the pension obligations upon retirement or death of certain participants. The trust assets are consolidated in the Company's financial statements and consisted partly of investments in short-term money market funds in the amounts of $10,417,000 and $5,249,000 at February 28, 2004 and March 1, 2003, respectively, and earned average rates of return of 0.9%, 1.7% and 3.4% in fiscal 2004, 2003 and 2002, respectively. These investments are restricted and may be used only to satisfy retirement obligations to certain participants and are classified in the financial statements as noncurrent assets. In addition to these investments, the trust owns and is the beneficiary of various increasing whole life insurance contracts on some of the participants in the Plans. Near the end of fiscal 2004, some of these policies were sold for cash to another subsidiary of the Company at their respective cash surrender values, with the proceeds invested in money market funds. The life insurance contracts owned by the trust had cash surrender values of $8,034,000 at February 28, 2004, and $12,131,000 at March 1, 2003, and
net death benefits of $16,665,000 at the respective policy year-ends.

Measurement of obligations for the Plans is calculated as of each fiscal year-end. The following provides a reconciliation of benefit obligations and funded status of the Plans as of February 28, 2004 and March 1, 2003 (in thousands):

                                                           2004         2003
                                                         --------     --------
Change in projected benefit obligation:
       Projected benefit obligation, beginning of year   $ 20,242     $ 15,864
       Service cost                                           701          631
       Interest cost                                        1,414        1,196
       Actuarial loss                                         716        2,551
                                                         --------     --------
       Projected benefit obligation, end of year         $ 23,073     $ 20,242
                                                         ========     ========

Reconciliation of funded status:
       Funded status                                     $(23,073)    $(20,242)
       Unrecognized net loss                                4,276        3,889
       Unrecognized prior service cost                      5,362        6,224
                                                         --------     --------
       Accrued pension cost                               (13,435)     (10,129)
       Additional minimum liability                        (8,450)      (5,689)
                                                         --------     --------
       Accrued benefit liability/accumulated
             benefit obligation                          $(21,885)    $(15,818)
                                                         ========     ========

Amounts recognized in the balance sheets:
       Accrued benefit liability                         $(21,885)    $(15,818)
       Intangible asset                                     5,362        4,244
       Accumulated other comprehensive loss                 3,088        1,445
                                                         --------     --------
       Net amount recognized                             $(13,435)    $(10,129)
                                                         ========     ========

       Increase in minimum liability included in
             comprehensive income, net of tax            $  1,033     $    909
                                                         ========     ========

       Minimum liability included in cumulative
             comprehensive income, net of taxes
             of $1,146 and $536, respectively            $  1,942     $    909
                                                         ========     ========

Weighted average assumptions used to determine:

                                                      2004         2003
                                                      ----         ----
Benefit obligation, end of year:
      Discount rate                                   6.25%        6.75%
      Lump-sum conversion discount rate               3.25%        4.00%
      Rate of compensation increase                   5.00%        5.00%

Net periodic benefit cost for years ended:
      Discount rate                                   6.75%        7.25%
      Lump-sum conversion discount rate               4.00%        4.75%
      Rate of compensation increase                   5.00%        5.00%

Net periodic benefit cost included the following actuarially determined components during fiscal 2004, 2003 and 2002 (in thousands):

                                                          2004         2003      2002
                                                         ------       ------    ------
Service cost                                             $  701       $  631    $  569
Interest cost                                             1,414        1,196     1,055
Amortization of unrecognized prior service cost             862          862       862
Amortization of net obligation at transition                  -            -         2
Amortization of net actuarial loss                          329            -         -
                                                         ------       ------    ------
Net periodic benefit cost                                $3,306       $2,689    $2,488
                                                         ======       ======    ======

NOTE 9 - MATTERS CONCERNING SHAREHOLDERS' EQUITY

STOCK PURCHASE PLAN - Substantially all employees are eligible to participate in the Pier 1 Imports, Inc. Stock Purchase Plan under which the Company's common stock is purchased on behalf of employees at market prices through regular payroll deductions. Each participant may contribute up to 10% of the eligible portions of compensation. The Company contributes from 10% to 100% of the participants' contributions, depending upon length of participation and date of entry into the plan. Company contributions to the plan were $1,174,000, $1,078,000 and $985,000 in fiscal years 2004, 2003 and 2002, respectively.

RESTRICTED STOCK GRANT PLAN - In fiscal 1998, the Company issued 238,500 shares of its common stock to key officers pursuant to a Management Restricted Stock Plan, which provides for the issuance of up to 415,600 shares. The fiscal 1998 restricted stock grant vested over a four-year period of continued employment. The fair value at the date of grant of these restricted stock shares was expensed over the aforementioned vesting period. The fair value at the date of grant of the restricted shares granted in fiscal 1998 was $3,000,000. Shares not vested were returned to the plan if employment was terminated for any reason. To date, 107,184 shares have been returned to the plan. Total compensation expense for this restricted stock grant plan was $85,000 for fiscal 2002. There was no compensation expense for the restricted stock grant plan in fiscal 2004 or 2003.

STOCK OPTION PLANS - In June 1999, the Company adopted the Pier 1 Imports, Inc. 1999 Stock Plan (the "Plan"). The Plan will ultimately replace the Company's two previous stock option plans, which were the 1989 Employee Stock Option Plan (the "Employee Plan") and the 1989 Non-Employee Director Stock Option Plan (the "Director Plan").

The Plan provides for the granting of options to directors and employees with an exercise price not less than the fair market value of the common stock on the date of the grant. Options may be either Incentive Stock Options authorized under Section 422 of the Internal Revenue Code or nonqualified options, which do not qualify as Incentive Stock Options. Current director compensation provides for nonqualified options covering 6,000 shares to be granted once each year to each non-employee director. Additionally, the Plan authorizes a Director Deferred Stock Program. As the program is currently implemented by the Board of Directors, each director must defer a minimum of 50% and may defer up to 100% of the director's cash fees into a deferred stock account. The amount deferred receives a 50% matching contribution from the Company. The Plan provides that a maximum of 11,000,000 shares of common stock may be issued under the Plan, of which not more than 250,000 shares may be issued under the Directors Deferred Stock Program. Options issued to non-director employees vest equally over a period of four years while directors' options are fully vested at the date of issuance. Employee options will fully vest upon retirement or, under certain conditions, such as a change in control of the Company. As of February 28, 2004 and March 1, 2003, respectively, there were 346,290 and 448,083 shares available for grant under the Plan, of which 128,860 and 150,403 may be used for deferred stock issuance. Additionally, outstanding options covering 3,038,150 and 1,785,275 shares were exercisable and 114,964 and 93,421 shares were issuable under the Directors Deferred Stock Program at fiscal years ended 2004 and 2003, respectively. The Plan will expire in June 2009, and the Board of Directors may at any time suspend or terminate the Plan or amend the Plan, subject to certain limitations.

Under the Employee Plan, options may be granted to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code or as nonqualified options. Most options issued under the Employee Plan vest over a period of four to five years. As of February 28, 2004 and March 1, 2003, outstanding options covering 1,495,879 and 1,645,936 shares were exercisable and 283,359 and 951,559 shares were available for grant, respectively. The Employee Plan expires in June 2004. The Director Plan expired in fiscal 2000. As of February 28, 2004 and March 1, 2003, outstanding options covering 34,088 and 41,176 shares, respectively, were exercisable under the Director Plan. As a result of the expiration of the Director Plan during fiscal 2000, no shares are available for future grants. Both plans were subject to adjustments for stock dividends and certain other changes to the Company's capitalization.

A summary of stock option transactions related to the stock option plans during the three fiscal years ended February 28, 2004 is as follows:

                                                                       Weighted        Exercisable Shares
                                                         Weighted       Average    --------------------------
                                                         Average      Fair Value                  Weighted
                                                         Exercise      at Date     Number of       Average
                                            Shares        Price        of Grant     Shares     Exercise Price
                                         -----------     --------     ----------   ---------   --------------
Outstanding at March 3, 2001               6,716,981     $ 8.73                    2,809,406       $ 8.07
          Options granted                  2,711,500       8.32        $ 4.59
          Options exercised                 (937,619)      7.06
          Options cancelled or expired      (314,125)      9.90
                                          ----------

Outstanding at March 2, 2002               8,176,737       8.74                    3,245,662         8.81
          Options granted                  2,814,000      20.39           9.70
          Options exercised               (1,469,450)      8.66
          Options cancelled or expired      (275,250)      9.56
                                          ----------

Outstanding at March 1, 2003               9,246,037      12.27                    3,472,387         8.96
          Options granted                  2,984,000      19.41           8.67
          Options exercised               (1,033,370)      9.73
          Options cancelled or expired      (235,550)     16.32
                                          ----------

Outstanding at February 28, 2004          10,961,117      14.37                    4,568,117        10.46
                                          ==========

For shares outstanding at February 28, 2004:

                                                                       Weighted                          Weighted
                                                       Weighted         Average                          Average
                                                       Average         Remaining          Shares     Exercise Price -
                                          Total       Exercise        Contractual       Currently      Exercisable
Ranges of Exercise Prices                Shares         Price            Life          Exercisable        Shares
-------------------------              ---------      ---------       -----------      -----------   ----------------
      $3.22 - $8.50                    3,751,192       $ 7.43            6.00           2,565,692        $  7.05
      $9.08 - $19.40                   4,594,300        16.61            8.13           1,364,550          12.21
     $20.35 - $21.00                   2,615,625        20.39            8.58             637,875          20.41

The Company accounts for its stock options using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, but is required to disclose the pro forma effect on net income and earnings per share as if the options were accounted for using a fair value-based method of accounting. For purposes of computing pro forma net income and earnings per share, the fair value of the stock options is amortized on a straight-line basis as compensation expense over the vesting periods of the options. The fair values for options issued in fiscal 2004, 2003 and 2002 have been estimated as of the date of grant using the Black-Scholes or a similar option-pricing model with the following weighted average assumptions:

                                                       2004       2003         2002
                                                      ------     ------       ------
Weighted average fair value of options granted        $ 8.67     $ 9.70       $ 4.59
Risk-free interest rates                                3.00%      2.82%        3.75%
Expected stock price volatility                        55.03%     56.98%       60.25%
Expected dividend yields                                 1.5%       1.5%         0.8%
Weighted average expected lives                       5 years    5 years      6 years

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

SHARES RESERVED FOR FUTURE ISSUANCES - As of February 28, 2004, the Company had approximately 112,255,000 shares reserved for future issuances under the stock plans and the share purchase rights plan.

NOTE 10 - INCOME TAXES

The provision for income taxes for each of the last three fiscal years consists of (in thousands):

                                           2004       2003       2002
                                         -------    -------    -------
Federal:
          Current                        $63,090    $52,175    $56,207
          Deferred                           152     17,555     (2,110)
State:
          Current                          4,776      3,961      3,909
          Deferred                             9      1,068       (128)
Foreign:
          Current                          1,265      1,104        910
          Deferred                            23        125          -
                                         -------    -------    -------

Provision for income taxes               $69,315    $75,988    $58,788
                                         =======    =======    =======

Deferred tax assets and liabilities at February 28, 2004 and March 1, 2003 are comprised of the following (in thousands):

                                                        2004         2003
                                                      --------     -------
Deferred tax assets:
          Deferred compensation                       $ 15,271     $12,840
          Accrued average rent                           9,971       9,195
          Losses of a foreign subsidiary                 4,445       4,228
          Self insurance reserves                        5,236       3,485
          Minimum pension liability adjustment           1,147         537
          Foreign tax credit carryforward                    -         325
          Other                                          3,962       1,357
                                                      --------     -------
                                                        40,032      31,967
Valuation allowance                                     (4,593)     (4,678)
                                                      --------     -------

          Total deferred tax assets                     35,439      27,289
                                                      --------     -------

Deferred tax liabilities:
          Fixed assets, net                             (9,087)     (4,380)
          Inventory                                    (21,064)    (18,047)
                                                      --------     -------

          Total deferred tax liabilities               (30,151)    (22,427)
                                                      --------     -------

Net deferred tax assets                               $  5,288     $ 4,862
                                                      ========     =======

The Company has settled and closed all Internal Revenue Service ("IRS") examinations of the Company's tax returns for all years through fiscal 1999. The IRS is currently auditing fiscal years 2000 and 2001. For financial reporting purposes, a valuation allowance exists at February 28, 2004 to offset the net deferred tax asset relating to the losses of a foreign subsidiary.

The difference between income taxes at the statutory federal income tax rate of 35% in fiscal 2004, 2003 and 2002, and income tax reported in the consolidated statements of operations is as follows (in thousands):

                                           2004         2003       2002
                                         --------    --------    --------
Tax at statutory federal
          income tax rate                $ 65,561    $ 71,881    $ 55,649
State income taxes, net of
          federal benefit                   3,878       4,277       3,387
Work opportunity tax credit,
          foreign tax credit and
          R&E credit                          (67)        (67)       (202)
Net foreign income taxed
          at lower rates                     (429)       (365)       (101)
Other, net                                    372         262          55
                                         --------    --------    --------

Provision for income taxes               $ 69,315    $ 75,988    $ 58,788
                                         ========    ========    ========

NOTE 11 - COMMITMENTS AND CONTINGENCIES

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

During fiscal 2004, the Company completed a sale-leaseback transaction related to its new distribution facility located in Savannah, Georgia. The resulting 15-year lease qualified for operating lease treatment. The Company received $23.5 million in proceeds approximating the net book value of the facility at the time of the sale. During fiscal 2003, the Company sold certain store properties for $5.7 million. These stores were leased back from unaffiliated third parties for periods of approximately five years. The resulting leases are being accounted for as operating leases. The Company deferred gains of $0.4 million and recognized losses of $0.2 million in fiscal 2003 on these sale-leaseback transactions; the gains are being amortized over the initial primary terms of the leases. Future minimum lease commitments on these operating leases are included in the summary below of the Company's operating leases.

At February 28, 2004, the Company had the following minimum lease commitments and future subtenant receipts in the years indicated (in thousands):

                                         Operating       Subtenant
Fiscal Year                                Leases         Income
-----------                              ----------      -------
2005                                     $  212,699      $   495
2006                                        202,099          494
2007                                        185,215          213
2008                                        171,153           84
2009                                        153,315           18
Thereafter                                  525,432           24
                                         ----------      -------

Total lease commitments                  $1,449,913      $ 1,328
                                         ==========      =======

Present value of total operating lease
    commitments discounted at 10%        $  962,275
                                         ==========

Rental expense incurred was $212,227,000, $183,745,000 and $159,461,000, including contingent rentals of $801,000, $816,000 and $921,000, based upon a percentage of sales, and net of sublease incomes totaling $348,000, $507,000 and $1,191,000 in fiscal 2004, 2003 and 2002, respectively.

LEGAL MATTERS - During fiscal 2004, the Company recorded a pre-tax charge of $2.6 million in a settlement of and legal fees related to a class action lawsuit in California regarding compensation matters. In addition to this matter, there are various other claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operations of its business. Liability, if any, associated with these other matters is not determinable at February 28, 2004; however, the Company considers them to be ordinary and routine in nature. The Company maintains liability insurance against most of these claims. While certain of the lawsuits involve substantial amounts, it is the opinion of management, after consultation with counsel, that the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE 12 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended February 28, 2004 and March 1, 2003 are set forth below (in thousands except per share amounts):

                                                    Three Months Ended
                               ------------------------------------------------------
Fiscal 2004                    5/31/2003      8/30/2003      11/29/2003     2/28/2004
-----------                    ----------     ---------      ----------     ---------
Net sales                      $ 402,712       427,831         482,444       555,256
Gross profit                   $ 168,197       169,112         208,098       236,213
Net income                     $  19,062        18,436          32,194        48,309
Basic earnings per share       $     .21           .21             .36           .55
Diluted earnings per share     $     .21           .20             .35           .53

                                                    Three Months Ended
                               -----------------------------------------------------
Fiscal 2003                     6/1/2002      8/31/2002      11/30/2002     3/1/2003
-----------                    ----------     ---------      ----------     --------
Net sales                      $ 384,429       410,902         438,501       521,035
Gross profit                   $ 163,993       164,929         191,760       232,723
Net income                     $  22,181        22,073          31,100        54,032
Basic earnings per share       $     .24           .24             .34           .59
Diluted earnings per share     $     .23           .23             .33           .57

MARKET PRICE AND DIVIDEND INFORMATION

The Company's common stock is traded on the New York Stock Exchange. The following tables show the high and low closing sale prices on the Exchange, as reported in the consolidated transaction reporting system, and the dividends paid per share, for each quarter of fiscal 2004 and 2003.

                                  Market Price
                               -----------------        Cash Dividends
Fiscal 2004                      High      Low           per Share(1)
-----------                    -------   -------        --------------
First quarter                  $ 20.76   $ 14.85           $ .06
Second quarter                   21.80     17.52             .08
Third quarter                    26.15     18.56             .08
Fourth quarter                   26.19     20.15             .08

                                 Market Price
                               -----------------        Cash Dividends
Fiscal 2003                      High      Low           per Share(1)
-----------                    -------   -------        --------------
First quarter                  $ 23.95   $ 19.76           $ .05
Second quarter                   22.54     15.20             .05
Third quarter                    20.43     16.27             .05
Fourth quarter                   21.20     15.35             .06

(1) For restrictions on the payments of dividends, see Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources.